As filed with the Securities and Exchange Commission on June 2, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AIRCASTLE LIMITED

(Exact name of registrant as specified in its charter)

Bermuda	7359	98-0444035
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Aircastle Advisor LLC
300 First Stamford Place
5th Floor
Stamford, Connecticut 06902
(203) 504-1020

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

David Walton, Esq.
Chief Operating Officer and General Counsel
c/o Aircastle Advisor LLC
300 First Stamford Place
5th Floor
Stamford, Connecticut 06902
(203) 504-1020

(Name, Address, Including Zip Code, and Telephone
Number, Including Area Code, of Agent For Service)

Copies to:

Joseph A. Coco, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000	Edward F. Petrosky, Esq. J. Gerard Cummins, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Calculation of Registration Fee

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(1)
Common shares, par value $0.01 per share	$175,000,000	$18,725

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 2, 2006.

Prospectus

shares

Aircastle Limited

Common shares

This is an initial public offering of common shares of Aircastle Limited.

All of the common shares are being sold by Aircastle. After this offering, funds managed by affiliates of Fortress Investment Group LLC will beneficially own approximately        % of Aircastle's common shares. These funds are not selling any shares in this offering.

Prior to this offering, there has been no public market for the common shares. It is currently estimated that the public offering price per share will be between $        and $        . Aircastle intends to list the common shares on the New York Stock Exchange under the symbol ‘‘            ’’.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Aircastle (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to                            additional common shares at the public offering price less underwriting discounts and commissions for the purpose of covering over-allotments, if any.

Investing in our common shares involves a high degree of risk. See ‘‘Risk factors’’ beginning on page 11.

Neither the Securities and Exchange Commission, state securities regulators, the Minister of Finance and the Registrar of Companies in Bermuda, the Bermuda Monetary Authority nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on            , 2006.

JPMorgan	Bear, Stearns & Co. Inc.	Citigroup

        , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled ‘‘Risk Factors’’ and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase common shares. Unless the context suggests otherwise, references in this prospectus to ‘‘Aircastle,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ and ‘‘our’’ refer to Aircastle Limited and its subsidiaries. References in this prospectus to ‘‘AL’’ refer only to Aircastle Limited. References in this prospectus to ‘‘Aircastle Bermuda’’ refer to Aircastle Holding Corporation Limited and its subsidiaries. References in this prospectus to ‘‘Fortress’’ refer to Fortress Investment Group LLC, affiliates of which manage the Fortress shareholders, and certain of its affiliates and references to the ‘‘Fortress shareholders’’ refer to AL shareholders which are affiliates of Fortress. Throughout this prospectus, when we refer to our aircraft, we include aircraft that we have transferred into grantor trusts or similar entities, for purposes of financing such assets through securitization. These grantor trusts or similar entities are consolidated for purposes of our financial statements. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’).

Aircastle Limited

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of March 31, 2006, our aircraft portfolio consisted of 42 aircraft that were leased to 24 lessees located in 16 countries and managed through our offices in the United States, Ireland and Singapore. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs. We also make investments in other aviation assets, including debt securities secured by commercial jet aircraft. As of May 22, 2006, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.2 billion and $244.2 million, respectively, for a total of $1.4 billion. Our revenues and income from continuing operations for the quarter ended March 31, 2006 were $33.0 million and $7.8 million, respectively.

We expect to benefit from the size and growth of the commercial aircraft market and to increase our revenues and earnings by acquiring additional aviation assets. The current worldwide commercial aircraft fleet consists of more than 17,000 aircraft with an aggregate estimated value in excess of $330 billion and is expected to grow at a compound annual growth rate of 6.1% through 2015. The market is highly fragmented, with over 1,800 owners, including airlines, other aircraft lessors and financial institutions. Operating lessors, including us, own approximately 30.1% of the global fleet, up from 17.6% in 1996. The continued growth in air traffic, driven in large part by emerging markets with strong economic growth and rising levels of per capita air travel, has increased the demand, and lease rates, for certain high-utility aircraft types. We believe that we are well positioned to take advantage of these favorable industry trends with our international platform, experienced management team and flexible capital structure.

We expect to pay substantially all of our earnings to our shareholders as dividends. We plan to grow our earnings and dividends per share through the acquisition of additional aviation assets using cash on hand and available credit facilities. We expect to finance our acquisitions on a long-term basis using low-cost, non-recourse securitizations. In June 2006, we closed our first securitization, a $560 million transaction comprising 40 aircraft. This transaction was structured to enable us to pay predictable dividends to shareholders based on contractual lease cash flows net of expenses, interest and scheduled principal amortization. On                             , 2006, our board of directors declared an ordinary dividend of $             per common share for the three months ended                             , 2006, which is payable on                         , 2006.

Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on the growth opportunities in the global aviation industry:

•	Diversified portfolio of high-utility aircraft. We have a portfolio of high-utility aircraft that is diversified with respect to geographic markets, lease maturities and asset type. As of March 31, 2006, our aircraft portfolio consisted of 42 aircraft that were leased to 24 lessees located in 16 countries and had lease maturities ranging from 2006 to 2014. Our lease expirations are well dispersed, with a weighted average remaining lease term of 4.2 years at March 31, 2006, and only six of our aircraft require re-deployment within the next 12 months. We believe that our focus on portfolio diversification reduces the risks associated with lessee defaults and any adverse geopolitical or economic issues and results in generally predictable cash flows.

•	Disciplined acquisition approach and broad sourcing network. We evaluate the risk-adjusted return of any potential acquisition first as a discrete investment and then from a portfolio management perspective. To evaluate potential acquisitions, we employ a rigorous due diligence process focused on: (i) cash flow generation with careful consideration of macro trends, industry cyclicality and product life cycles; (ii) aircraft specifications and maintenance condition; (iii) when applicable, lessee credit worthiness and jurisdiction favorability; and (iv) legal and tax implications. We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions and other aircraft owners. We believe our ability to execute acquisitions expeditiously and without financing contingencies has benefited us in competitive bidding situations.

•	Scaleable business platform. We operate globally through offices in the United States, Ireland and Singapore, using state-of-the-art asset management systems. We designed this platform to allow us to grow our revenue and asset base without a proportional increase in overhead costs.

•	Experienced management team with significant technical expertise. Our management team has significant experience in the acquisition, leasing, financing, technical management, restructuring and sale of aviation assets. This experience enables us to evaluate a broad range of potential investments in the global aviation industry. With extensive industry contacts and relationships worldwide, we believe our management team is highly qualified to manage and grow our aircraft portfolio. In addition, our senior management personnel have extensive experience managing lease restructurings and aircraft repossessions, which we believe is critical to mitigate any potential default exposure.

•	Innovative long-term debt financing structure. We closed our first aircraft lease portfolio securitization on June , 2006. We have structured Securitization No. 1 to provide for the release to us during the first five years of ‘‘excess securitization cash flows,’’ or the cash flows attributable to the underlying aircraft after payment of expenses, interest and scheduled principal payments. We intend to use this excess securitization cash flow to pay dividends and to make additional investments in aviation assets. By way of comparison, a typical aircraft securitization starts with significantly higher leverage and allows no release of excess securitization cash flows; instead, those cash flows are required to further amortize, and thus lower the leverage on, the securities. We have also structured Securitization No. 1 to maintain ‘‘constant leverage’’ in that scheduled principal payments during the first five years are expected to amortize the aircraft lease-backed securities such that the balance thereof is always equal to 54.8% of the initial appraised value of such aircraft, as decreased over time by an assumed amount of depreciation.

Growth Strategy

We plan to grow our business and increase our dividends per share by employing the following business strategies:

•	Selectively acquire commercial jet aircraft and other aviation assets. We believe the large and growing aircraft market provides significant acquisition opportunities. We regularly evaluate a large number of potential aircraft acquisition opportunities and expect to continue our investment program through additional aircraft purchases. In addition, we plan to leverage our experience to make opportunistic acquisitions of other asset-backed aviation assets, including debt securities secured by aviation assets and other non-aircraft aviation assets. As of May 22, 2006, we had acquired or committed to acquire approximately $1.4 billion in aviation assets, including 57 commercial jet aircraft and $122.0 million of debt securities secured by commercial jet aircraft, in 31 separate transactions.

•	Reinvest amounts approximately equal to non-cash depreciation expense in additional aviation assets. Aircraft have a finite useful life. To account for the expected decline in value of our aircraft, our earnings reflect a non-cash depreciation expense in accordance with GAAP. We expect to pay substantially all of our earnings to shareholders as dividends. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our revenues, earnings and dividends.

•	Maintain an efficient capital structure. We expect to finance acquisitions on a long-term basis using aircraft lease portfolio securitizations. We believe that our long-term debt structure and dividend payment strategy result in a low cost of capital and a high degree of financial flexibility, allowing us to grow our business and dividends to shareholders.

Industry Trends

The following industry dynamics create a favorable environment in which to expand our business, including:

•	Large and growing commercial aircraft fleet. The current worldwide commercial aircraft fleet consists of more than 17,000 aircraft with an aggregate estimated value in excess of $330 billion. This fleet is expected to grow over the next two decades to meet expected increases in passenger and cargo demand. According to The Airline Monitor, the worldwide commercial aircraft fleet is expected to increase to approximately 23,000 aircraft by 2015. Over this period, Boeing and Airbus are expected to increase annual new aircraft deliveries from 785 units in 2006 to 1,100 units in 2015.

•	Increasing use of operating leases. The high cost of aircraft fleet renewal and expansion, and the competitive environment of the commercial airline industry have led many airlines to outsource aircraft ownership to operating lessors like us. Over the last ten years, the percentage of the global commercial aircraft fleet owned by operating lessors increased from

17.6% to 30.1%, while the percentage owned by airlines declined from 55.5% to 48.4%. Operating leasing is an attractive alternative to ownership for airlines because leasing (i) increases fleet flexibility, (ii) requires a lower capital commitment and (iii) significantly reduces aircraft residual value risk.

•	Increasing air traffic and demand for commercial aircraft. Global passenger and cargo traffic has grown rapidly in recent years, driven by factors such as globalization, strong economic growth in developing countries, and liberalization of global aviation markets. According to the Economist Intelligence Unit, over the next five years global gross domestic product, or GDP, is expected to grow at an average rate of 4.2% per year. Since 1994, for every 1.0% increase in global GDP, passenger and freight traffic have, on average, grown by 1.4% and 1.6%, respectively.

•	Improving lease rates. Following a downturn from 2001 to 2003, the global commercial aviation industry has experienced a broad based recovery of aircraft values and lease rates. The relative increase in lease rates, however, has exceeded the increase in values for certain aircraft types. As a result, lease rate factors, or the ratio between lease rates and current market values, have been increasing for popular aircraft types such as 737 classics, A320s and 767-300ERs.

Recent Securitization

On June     , 2006 we closed Securitization No. 1. The securitization generated gross proceeds of $560 million through the issuance of aircraft lease-backed securities. We expect to refinance the securitization on or prior to June 2011. We have entered into a series of interest rate hedging contracts which, together with related costs, result in a fixed-rate financing cost of     % per annum, before issuance fees and expenses. The obligations under the aircraft lease-backed securities are secured by the ownership interests in our subsidiaries that own 40 of our aircraft, or Portfolio No. 1, and the related aircraft leases. A portion of the proceeds from Securitization No. 1 were used to repay amounts outstanding under our $525 million senior secured credit facility, which we refer to as Credit Facility No.1.

The aircraft in Portfolio No. 1 had an aggregate initial appraised value, or Initial Appraised Value, of $1.022 billion, based on the lesser of the mean and the median of the base values with respect to such aircraft determined in three base value appraisals from three internationally recognized appraisal firms as of dates from October to December 2005.

Fortress

Fortress is a leading global alternative investment management firm founded in 1998 with over $21 billion of equity capital currently under management. Fortress is headquartered in New York City and has affiliates with offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Rome, San Diego, Sydney and Toronto. Fortress manages capital for a diverse group of investors, including pension funds, university endowments and foundations, financial institutions, funds-of-funds and high-net-worth individuals.

Additional Information

We are a Bermuda exempted company and were incorporated on October 29, 2004 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. To date, Fortress has contributed approximately $400 million in equity capital to us. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and our principal executive offices are located at c/o Aircastle Advisors LLC, 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902. Our subsidiaries also maintain offices at Harcourt Centre, Harcourt Road, Dublin 2 Ireland; and 6 Battery Road, #30-00, Singapore, 049909. Our main telephone number is 203-504-1020. Our internet address is www.aircastle.com. Information on our website does not constitute part of this prospectus.

The Offering

Common shares offered by us in this offering	shares

Common shares to be issued and outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds from this offering to repay a portion of amounts outstanding under our $500 million senior secured credit facility, which we refer to as Credit Facility No. 2, and for general corporate purposes. See ‘‘Use of Proceeds.’’

Dividend policy	On , 2006, our board of directors declared an ordinary dividend of $ per common share, or an aggregate of $ , for the three months ended , 2006, which is payable on , 2006. We expect to pay substantially all of our earnings to our shareholders as dividends. We plan to grow our earnings and dividends per share through the acquisition of additional aviation assets. The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the financial condition and liquidity of our lessees, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition and liquidity, general business conditions, restrictions imposed by financing arrangements, legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. In any quarterly period, we may pay dividends in excess of net income for such period as determined in accordance with GAAP. See ‘‘Dividend Policy.’’ We expect that our dividends will not be eligible for either the dividends-received deduction for corporate U.S. Holders or treatment as ‘‘qualified dividend income’’ (which is taxable at rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Proposed New York Stock Exchange symbol

Risk factors	Please read the section entitled ‘‘Risk Factors’’ beginning on page 11 for a discussion of some of the factors you should carefully consider before deciding to invest in our common shares.

Important tax considerations	We expect that we will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In order to avoid possible deferred tax and interest charges under the U.S. Internal Revenue Code and regulations thereunder, you will need to make a ‘‘qualified electing fund,’’ or QEF, election, with respect to your investment in common shares and with respect to each of our PFIC subsidiaries. Investors should consult with their tax advisors as to whether or not to make such election and the related consequences and should carefully review the information set forth under ‘‘Material Tax Considerations — Material United States Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Company Status and Related Tax Consequences’’ for additional information.

The number of common shares to be issued and outstanding after this offering is based on 40,992,000 common shares issued and outstanding as of                     , 2006, and excludes an additional 3,138,000 common shares which remain available for issuance under our equity and incentive plan.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes no exercise by the underwriters of their option to purchase an additional common shares from us to cover over-allotments.

Summary Consolidated Financial Information

The following tables summarize the consolidated financial information for our business. You should read these tables along with ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the period from inception through December 31, 2004 and the year ended December 31, 2005 and the summary historical consolidated balance sheets data as of December 31, 2004 and 2005, set forth below, from our audited consolidated financial statements included elsewhere in this prospectus. AL was incorporated and commenced operations on October 29, 2004. The statements of operations data and consolidated statements of cash flows data for the three months ended March 31, 2005 and 2006 and the balance sheets data as of March 31, 2006 are derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Period from October 29 (Commencement of Operations) Through December 31,	Year Ended December 31,	Three Months Ended March 31,
	2004	2005	2005	2006
	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$78	$36,026	$2,187	$33,012
Selling, general and administrative expenses	1,117	12,595	1,548	5,954
Depreciation	390	14,460	1,462	9,915
Interest expense, net	(9)	7,739	313	7,717
Income (loss) from continuing operations	(1,465)	(879)	(1,374)	7,781
Discontinued operations	—	1,107	—	3,399
Net income (loss)	(1,465)	228	(1,374)	11,180
Basic income (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.03)	$.19
Discontinued operations	$—	$.03	$—	$.08
Net income (loss)	$(.04)	$.01	$(.03)	$.27
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.03)	$.19
Discontinued operations	$—	$.03	$—	$.08
Net income (loss)	$(.04)	$.01	$(.03)	$.27
Other Operating Data:
EBITDA(1)	(1,084)	22,260	570	26,417
Consolidated Statements of Cash Flows Data:
Cash flows provided by (used in) operating activities	$4,290	$20,562	$(1,886)	$13,904
Cash flows used in investing activities	(97,405)	(742,144)	(51,313)	(255,159)
Cash flows provided by financing activities	93,115	801,525	96,656	188,866

	As of December 31,		As of March 31,
	2004	2005	2006
	(Dollars in thousands)
Consolidated Balance Sheets Data:
Flight equipment held for lease, net of accumulated depreciation	$94,430	$746,124	$941,692
Debt securities available for sale	—	26,907	120,558
Total assets	104,981	967,532	1,218,462
Borrowings under credit facilities	—	490,588	568,859
Repurchase agreements	—	8,665	84,434
Shareholders' equity (2)	99,235	410,936	475,800
Other Data:
Number of aircraft (at end of period)	3	32	42
Total debt to total capitalization	N/A	54.9%	57.9%

(1) EBITDA is a measure of operating performance that is not calculated in accordance with GAAP. EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. EBITDA is a key measure of our operating performance used by management to focus on consolidated operating performance exclusive of income and expense that relate to the financing and capitalization of the business.

We define EBITDA as income (loss) from continuing operations before income taxes, interest expense and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-GAAP measure, is helpful in identifying trends in our performance. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed. EBITDA provides us with a measure of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges on our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results. Accordingly, this metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. EBITDA is one of the metrics used by senior management and our board of directors to review the consolidated financial performance of the business.

The table below shows the reconciliation of net income (loss) to EBITDA for the three months ended March 31, 2005 and 2006 and the period from October 29 through December 31, 2004 and the year ended December 31, 2005.

	Period from October 29, 2004 (Commencement of Operations) Through December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31,
			2005	2006
	(Dollars in thousands)
Net income (loss)	$(1,465)	$228	$(1,374)	$11,180
Depreciation	390	14,460	1,462	9,915
Interest, net	(9)	7,739	313	7,717
Income tax provision	—	940	169	1,004
Earnings from discontinued operations, net taxes	—	(1,107)	—	(3,399)
EBITDA	$(1,084)	$22,260	$570	$26,417

(2) The following table sets forth our capitalization at March 31, 2006 and our capitalization as of such date as adjusted to give effect to: (i) the use of a portion of proceeds from Securitization No. 1 to repay $487.0 million of indebtedness under Credit Facility No. 1 and to return $36.9 million to Fortress in exchange for the cancellation of 3,693,200 common shares; (ii) the payment of an ordinary dividend from current earnings in the amount of $              per common share, or an aggregate of $              million, declared by our board of directors on                         , 2006 and paid on                         , 2006; and (iii) the purchase of 277,000 common shares by employees and a director nominee in May, 2006.

	Actual	Adjusted
Borrowings under credit facilities	$568,859	$
Securitization debt	—
Repurchase agreements	84,434
Common shares	444
Additional paid-in capital	438,189
Retained earnings	9,943
Accumulated other comprehensive income	27,224
Total shareholders' equity	475,800
Total capitalization	$1,129,093	$

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common shares. Generally, the risks facing us fall into five categories – Risks Related to Our Business, Risks Related to the Aviation Industry, Risks Related to Our Organization and Structure, Risks Related to this Offering, and Risks Related to Taxation. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common shares would decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations and cash flow.

Risks Related to Our Business

Risks related to our operations

We have limited operating history and we are therefore subject to the risks generally associated with the formation of any new business.

We were incorporated in October 2004, prior to which we had no operations or assets. We are therefore subject to the risks generally associated with the formation of any new business, including the risk that we will not be able to implement our business strategies. Because of our limited operating history, it will be difficult for investors to assess the quality of our management team and our results of operations, and our financial performance to date may not be indicative of our long-term future performance. Furthermore, due to the lack of comparative annual historical financial statements, investors will find it more difficult to evaluate our performance and assess our future prospects than it would be were such information available. In addition, over our brief history we have incurred net losses of approximately $1.5 million for the period from October 29, 2004 through December 31, 2004, net income of only $228,000 for the year ended December 31, 2005, and net income of approximately $11.2 million for the three months ended March 31, 2006. There can be no assurance that we will be able to achieve, maintain and/or increase profitability in the future.

We have significant customer concentration and the loss of one or more of our major customers could have a material adverse effect on our cash flow and earnings and our ability to meet our obligations and pay dividends on our common shares.

Lease rental revenue from our four largest customers, US Airways, Inc., Hainan Airlines, Swiss International and Air India, accounted for 50.1% of our total revenue for the three months ended March 31, 2006. The lease rental revenue, as a percent of our total revenue, for these four customers for that period was 28.1%, 11.5%, 5.5% and 5.0%, respectively. These customers operate under 13 operating lease agreements that have terms ranging from 1.5 to 8.0 years. In addition, US Airways, Inc. reorganized under Chapter 11 in August 2002 and exited bankruptcy in March 2003. US Airways, Inc. again reorganized in September 2004 and, in September 2005, exited bankruptcy and merged with America West Airlines. The loss of one or more of these customers or their inability to make operating lease payments due to financial difficulties, bankruptcy or otherwise could have a material adverse effect on our cash flow and earnings and our ability to meet our debt obligations and pay dividends on our common shares.

Unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio could reduce our future growth and profitability.

Our growth strategy contemplates future acquisitions and leasing of additional commercial aircraft. Despite our extensive due diligence and marketing procedures, aircraft that we acquire in the future may generate unexpectedly low or no returns or may not meet a risk profile that our investors find acceptable. In addition, we might encounter unanticipated difficulties in acquiring aircraft on favorable terms or at all, including increased competition for assets, as well as unanticipated difficulties and expenditures relating to any aircraft acquired, including unforeseen costs, expenditures for significant repairs or capital improvements or the inability to procure a lessee on favorable terms or at all. Such difficulties might require significant management and financial attention that would otherwise be devoted to growing our ongoing business. These costs could reduce our future growth and profitability.

Under our current business model, we will need additional capital to finance our growth, and we may not be able to obtain it on terms acceptable to us, or at all, which may limit our ability to grow and compete in the aviation market.

Continued expansion of our business through the acquisition of additional aircraft and other aviation assets will require additional capital, particularly if we were to accelerate our acquisition plans. Financing may not be available to us or may be available to us only on terms that are not favorable. In addition, the terms of certain of our outstanding indebtedness restrict, among other things, our ability to incur additional debt. Our Credit Facility No. 2, subject to certain limited exceptions, prohibits us from incurring additional recourse debt or guaranteeing, the indebtedness of our subsidiaries. If we are unable to raise additional funds or obtain capital on terms acceptable to us, we may have to delay, modify or abandon some or all of our growth strategies. Further, if additional capital is raised through the issuance of additional equity securities, the percentage ownership of our then current common shareholders would be diluted. Newly issued equity securities may have rights, preferences or privileges senior to those of our common shares. See ‘‘Description of Share Capital.’’

We may not be able to issue aircraft lease-backed securities on attractive terms, which may require us to seek more costly or dilutive financing for our investments or to liquidate assets.

We intend to continue to finance our aircraft portfolio on a long-term basis through the aircraft securitization market. We use short-term credit facilities to finance the acquisition of aircraft until we accumulate a sufficient quantity, quality and diversity of aircraft, at which time we intend to refinance these facilities through a securitization, such as an issuance of aircraft lease-backed securities, or other long-term financing. As a result, we are subject to the risk that we will not be able to acquire, during the period that our credit facilities are available, a sufficient amount of eligible aircraft to maximize the efficiency of an issuance of aircraft lease-backed securities. We also bear the risk that we will not be able to obtain additional credit facilities or may not be able to renew or refinance any of our existing credit facilities should we need more time to acquire aircraft necessary for a long-term securitization financing. In addition, we anticipate refinancing our securitization transactions within five years of closing each such transaction. The inability to renew or refinance our credit facilities may require us to seek more costly or dilutive financing for our aircraft or to liquidate assets. In addition, conditions in the capital markets may make the issuance of aircraft lease-backed securities more costly or otherwise less attractive to us when we do have a sufficient pool of aircraft or during the period of time when we anticipate refinancing a securitization portfolio. We also may not be able to structure any future securitizations to allow for distributions of excess securitization cash flows to

us. If we are unable to access the securitization market to finance these assets, we may be required to seek other forms of more costly, dilutive or otherwise less attractive financing or otherwise to liquidate the assets.

An increase in our borrowing costs may adversely affect our earnings and cash available for distribution to our shareholders.

As our repurchase agreements and other short-term borrowing instruments mature, we will be required either to repay or refinance these instruments by entering into new repurchase agreements and other short-term borrowings, using cash on hand or by selling certain of our assets. An increase in short-term interest rates at the time that we seek to refinance our repurchase agreements and other short-term borrowing instruments may reduce the spread between our returns on our portfolio investments and the cost of our borrowings. A change in interest rates would adversely affect the market value of our debt investments that are fixed-rate and/or subject to prepayment or extension risk, which may adversely affect our earnings and cash available for distribution to our shareholders.

At March 31, 2006, substantially all of our indebtedness was floating-rate debt with interest rates which vary with changes in one-month LIBOR. To the extent interest rates increase, we would be liable for higher interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating-rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent we decide to remain unhedged and the degree to which our hedges are not perfectly correlated to the future cash flows on our liabilities.

Departure of key officers could harm our business and financial results.

Our future success depends, to a significant extent, upon the continued service of our senior management personnel, particularly: Ron Wainshal, our Chief Executive Officer; Mark Zeidman, our Chief Financial Officer; and David Walton, our Chief Operating Officer and General Counsel. If we were to lose the services of any of these individuals, our business and financial results could be adversely affected. See ‘‘Management’’.

We may not be able to pay or maintain dividends and the failure to do so would adversely affect our share price.

On         , 2006, our board of directors declared an ordinary dividend of $        per common share, or an aggregate of $            , for the three months ended        , 2006, which is payable on             , 2006. In the future, we expect to pay substantially all of our earnings to shareholders as dividends. However, our ability to pay, maintain or expand cash dividends to our shareholders and to execute our dividend payment strategy is subject to the discretion of our board of directors and will depend on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the level of demand for our aircraft, the economic condition of the commercial aviation industry generally, the financial condition and liquidity of our lessees, the lease rates we are able to charge and realize, our leasing costs, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition, liquidity, general business conditions, restrictions imposed by our securitizations or other financing arrangements (including our credit facilities), legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay dividends on our common shares. We can give no assurance as to our ability to pay or maintain dividends. We also cannot assure you that the level of dividends will be maintained or increase over time or that increases in demand for our aircraft and operating lease payments will increase our actual cash available for dividends to our common shareholders. See ‘‘Dividend Policy.’’ The failure to maintain or pay dividends would adversely affect our share price.

Implementation of required public company corporate governance and financial reporting practices and policies will increase our costs and may place significant demands on our management, requiring them to devote substantial time to related compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, impose various requirements on public companies, including strict requirements relating to corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and other liability insurance, and we may be required to incur substantial costs to maintain current levels of coverage.

In addition, the Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting at December 31, 2007. Our management may not be able to timely and effectively implement controls and procedures that adequately respond to these increased regulatory and reporting requirements. We may need to hire additional accounting and financial staff. Any failure by us to timely implement these required public company corporate governance and financial reporting practices and policies could materially and adversely impact our financial condition and results of operations and the price of our common shares.

We are subject to risks related to our indebtedness that may limit our operational flexibility and our ability to pay dividends on our common shares.

General Risks.    Our indebtedness subjects us to certain risks, including:

•	we may not be able to repay, refinance or extend our indebtedness on favorable terms or at all;

•	substantially all of our aircraft leases serve as collateral for our secured indebtedness and the terms of certain of our indebtedness require us to use proceeds from sales of aircraft, in part, to repay amounts outstanding under such indebtedness;

•	we may be required to dedicate a substantial portion of our cash flows from operations, if available, to debt service payments, thereby reducing the amount of our cash flow available to pay dividends, fund working capital, make capital expenditures and satisfy other needs;

•	our failure to comply with the terms of our indebtedness, including restrictive covenants contained therein, may result in additional interest being due or defaults that could result in the acceleration of the principal, and unpaid interest on, the defaulted debt, as well as the forfeiture of the aircraft pledged as collateral;

•	as a result of limitations contained in our debt agreements on the ability of our subsidiaries to distribute any excess cash flow to us under certain circumstances, we may be unable to pay dividends on our common shares or to access such cash flow for other purposes; and

•	we are not permitted to pay dividends on our common shares to the extent a default or an event of default exists under Credit Facility No. 2.

Risks relating to Securitization No. 1.    The terms of Securitization No. 1 require us to satisfy certain financial covenants, including the maintenance of debt service coverage ratios. Our compliance with these covenants depends substantially upon the timely receipt of lease payments from our lessees. In particular, during the first five years from issuance, Securitization No. 1 has an amortization schedule that requires that lease payments be applied to reduce the outstanding principal balance of the indebtedness so that such balance remains at 54.8% of the assumed future depreciated value of the portfolio. If the debt service coverage ratio requirements are not met on two consecutive monthly payment dates in the fourth and fifth year following the closing date of Securitization No. 1, and in any month following the fifth anniversary of the closing date, all excess securitization cash flow is required to be used to reduce the principal balance of the indebtedness and will not be available to us for other purposes, including paying dividends to our shareholders.

In addition, under the terms of Securitization No. 1, certain transactions will require the consent or approval of one or more of the securitization trustees, the rating agencies that rated the Portfolio 1 certificates and the financial guaranty insurance policy issuer for the securitization, including (i) sales of aircraft at prices below certain scheduled minimum amounts or, in any calendar year, in amounts in excess of 10% of the portfolio value at the beginning of that year, (ii) the re-leasing of aircraft to the extent not in compliance with the lessee and geographic concentration limits, and the other operating covenants, pursuant to the terms of the securitization (iii) modifying an aircraft if the cost thereof would exceed certain amounts or (iv) entering into any transaction between us and the Securitization No. 1 entities not already contemplated in the securitization. Absent the aforementioned consent, as to which no assurance can be given, the lessee and geographic concentration limits under Securitization No. 1 will require us to re-lease the aircraft to a diverse set of customers, and may place limits on our ability to re-lease Portfolio No. 1 aircraft to certain customers in certain jurisdictions, even if to do so would provide the best risk-adjusted returns at that time.

Risks relating to our credit facilities. The terms of our credit facilities restrict our ability to:

•	create liens on assets;

•	incur additional indebtedness;

•	sell assets;

•	make certain investments or capital expenditures;

•	engage in mergers, amalgamations or consolidations;

•	engage in certain transactions with affiliates;

•	incur secured indebtedness; and

•	receive payments from subsidiaries.

Credit Facility No. 2 requires us to make principal payments to the extent that amounts outstanding under the facility exceed 85% of the depreciated book value of the aircraft financed with proceeds from the facility. In addition, upon completion of this offering, we will be required to maintain a consolidated net worth of at least $500 million under the terms of Credit Facility No. 2.

Risks Related to Our Aviation Assets

The variability of supply and demand for aircraft could depress lease rates for our aircraft, which would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

The aircraft leasing and sales industry has experienced periods of aircraft oversupply and undersupply. The oversupply of a specific type of aircraft in the market is likely to depress aircraft lease rates for and the value of that type of aircraft.

The supply and demand for aircraft is affected by various cyclical and non-cyclical factors that are not under our control, including:

•	passenger and air cargo demand;

•	fuel costs and general economic conditions affecting our lessees’ operations;

•	geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•	outbreaks of communicable diseases and natural disasters;

•	governmental regulation;

•	interest rates;

•	airline restructurings and bankruptcies;

•	the availability of credit;

•	manufacturer production levels and technological innovation;

•	retirement and obsolescence of aircraft models;

•	manufacturers merging or exiting the industry or ceasing to produce aircraft types;

•	reintroduction into service of aircraft previously in storage; and

•	airport and air traffic control infrastructure constraints.

These factors may produce sharp decreases or increases in aircraft values and lease rates, which would impact our cost of acquiring aircraft, and may result in lease defaults and also prevent the aircraft from being re-leased or, if desired, sold on favorable terms. This would have an adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

Other factors that increase the risk of decline in aircraft value and lease rates could have an adverse affect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

In addition to factors linked to the aviation industry generally, other factors that may affect the value and lease rates of our aircraft include:

•	the particular maintenance and operating history of the airframe and engines;

•	the number of operators using that type of aircraft;

•	whether the aircraft is subject to a lease and, if so, whether the lease terms are favorable to the lessor;

•	any renegotiation of a lease on less favorable terms;

•	any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased; and

•	compatibility of our aircraft configurations or specifications with other aircraft owned by operators of that type.

Any decrease in the values of and lease rates for commercial aircraft which may result from the above factors or other unanticipated factors may have a material adverse effect on our financial results and growth prospects and on our ability to meet our debt obligations and to pay dividends on our common shares.

The advent of superior aircraft technology could cause our existing aircraft portfolio to become outdated and therefore less desirable, which could adversely affect our financial results and our ability to compete in the marketplace.

As manufacturers introduce technological innovations and new types of aircraft, certain aircraft in our existing aircraft portfolio may become less desirable to potential lessees. In addition, the imposition of stringent noise or emissions regulations may make certain of our aircraft less desirable in the marketplace. Any of these risks may adversely affect our ability to lease or sell our aircraft on favorable terms or at all or our ability to charge the rental amount that we would otherwise seek to charge lessees for our aircraft, which would have an adverse effect on our ability to compete in the marketplace and on our financial results.

The concentration of aircraft types in our aircraft portfolio could lead to adverse effects on our business and financial results should any difficulties specific to these particular types of aircraft occur.

As of March 31, 2006, our aircraft portfolio included 14 aircraft types, the three highest concentrations of which together represented 51.8% of our aircraft by net book value:

•	A310-300F constitute 1.7%;

•	A319-100 constitute 5.1%;

•	A320-200 constitute 12.6%;

•	A330-200 constitute 6.2%;

•	A330-300 constitute 23.0%;

•	737-300 constitute 4.5%;

•	737-300QC constitute 4.4%;

•	737-400 constitute 5.9%;

•	737-500 constitute 3.3%;

•	737-700 constitute 2.6%;

•	737-800 constitute 16.2%;

•	767-200ER constitute 1.0%;

•	767-300ER constitute 10.0%; and

•	747-400PC constitute 3.5%.

Should any of these aircraft types (or other types we acquire in the future) or Airbus or Boeing encounter technical, financial or other difficulties, a diminution in value of such aircraft, an inability to lease the aircraft on favorable terms or at all, or a potential grounding of such aircraft could occur. The composition of our aircraft portfolio may therefore adversely affect our business and financial results. In addition, the abandonment or rejection of the lease of any of the aircraft listed above by one or more carriers in reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code or comparable statutes in non-U.S. jurisdictions may diminish the value of such aircraft and will subject us to re-leasing risks.

The advanced age of some of our aircraft may expose us to higher than anticipated maintenance related expenses, which could adversely affect our financial results and our ability to pursue additional acquisitions.

As of March 31, 2006, the average age of our aircraft portfolio calculated from the date of delivery by manufacturer, and weighted by net book value, was 8.7 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. Also, older aircraft typically are less fuel-efficient than newer aircraft and may be more difficult to re-lease or sell. Variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft less economically feasible and may result in increased lessee defaults. We may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or releasing of our aircraft. Any of these expenses or costs will have a negative impact on our financial results and our ability to pursue additional acquisitions.

We operate in a highly competitive market for investment opportunities in aviation assets.

A number of entities compete with us to make the types of investments that we plan to make. We compete with financial companies, public and private funds, commercial and investment banks and commercial finance companies with respect to our investments in debt securities. We compete with other operating lessors, airlines and other investors with respect to aircraft acquisitions. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships than us and bid more aggressively on aviation assets available for sale. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objectives.

We may not realize gains or income from our debt investments.

We seek to generate both current income and capital appreciation. The debt securities in which we invest may not appreciate in value, and, in fact, may decline in value and default on interest and/or principal payments. As of March 31, 2006, all of the obligors under our debt investments are U.S. airlines. During the past 15 years a number of North American passenger airlines, including US Airways, Inc, filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines through tightened security measures and reduced demand for air travel.

As in Europe, North America has experienced the development of low-cost carriers and the resultant increased competition among such carriers and between such carriers and traditional carriers. This evolution in the North American airline industry may have a material adverse effect on the ability of North American lessees to meet their financial and other obligations under our leases. Accordingly, we may not be able to realize gains or income from our debt investments. Any gains that we do realize may not be sufficient to offset any other losses we experience. Any income that we realize may not be sufficient to offset our expenses.

Declines in the market values of our debt investments may adversely affect periodic reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Our debt investments are, and we believe are likely to continue to be, classified for accounting purposes as available for sale. Changes in the market values of those assets will be directly charged or credited to shareholders' equity. As a result, a decline in values may reduce the book value of our assets. Moreover, if the decline in value of an available for sale security is considered by our management to be other than temporary, such decline will reduce our earnings.

A decline in the market value of our debt investments may adversely affect us particularly in instances where we have borrowed money based on the market value of those debt investments.

If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we would have to sell those assets or other assets at a time when we might not otherwise choose to do so. A reduction in available credit may reduce our earnings and, in turn, cash available for distribution to shareholders.

Market values of our debt investments may decline for a number of reasons, such as causes related to changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for any debt investments that we have that are subject to prepayment risk, and widening of credit spreads.

Risks related to our leases

We generally will need to re-lease or sell aircraft as current leases expire to continue to generate sufficient funds to meet our debt obligations, to finance our growth and operations and to pay dividends on our common shares, and we may not be able to re-lease or sell such aircraft on favorable terms, or at all.

Our business strategy entails the need to re-lease aircraft as our current leases expire in order to continue to generate sufficient revenues to meet our debt obligations, to finance our growth and operations and to pay dividends on our common shares. The ability to re-lease aircraft will depend on general market and competitive conditions. Some of our competitors may have greater access to financial resources and, as a result of restrictions on us contained in the terms of certain of our outstanding indebtedness, may have greater operational flexibility. If we are not able to re-lease an aircraft, we may need to attempt to sell the aircraft to provide adequate funds for debt payments and to otherwise finance our growth and operations. Further, our ability to re-lease or sell aircraft on favorable terms or at all or without significant off-lease time is likely to be adversely impacted by the effects of the war and prolonged conflict in Iraq, terrorist attacks in the United States and abroad, avian influenza, SARS, recent major airline bankruptcies, the sale of large numbers of repossessed aircraft by financial institutions, increased supply of new aircraft and continued political and economic uncertainties and would be further adversely impacted by any future terrorist attacks or future armed hostilities in the Middle East, North Korea, Iran or elsewhere or any future outbreak of epidemic disease or the occurrence of natural disasters.

A schedule of contractual lease expirations by year and aircraft type is presented in the table below. Leases subject to extension options are shown at the expiration of the current lease term. The table assumes that, except as indicated, no lease terminates prematurely, no substitute aircraft are delivered, no aircraft are sold and no additional aircraft are purchased. Contractual revenues represented by expiring leases totaled $2.6 million in 2006, $4.0 million in 2007 and $11.7 million in 2008. More aircraft will need to be re-leased to the extent leases terminate prematurely.

Lease Expiration by Year, at March 31, 2006

	2006	2007	2008	2009	2010	2011	2012	2013	2014
A310-300F	0	0	1	0	0	0	0	0	0
A319-100	0	2	0	0	0	0	0	0	0
A320-200	1	1	0	2	1	0	0	0	0
A330-200	0	0	0	0	1	0	0	0	0
A330-300	0	0	0	0	0	0	4	0	0
737-300	0	0	5	0	0	0	0	0	0
737-300QC	0	0	1	3	0	0	0	0	0
737-400	0	2	0	2	0	0	0	0	0
737-500	0	0	0	1	3	0	1	0	0
737-700	1	0	0	0	0	1	0	0	0
737-800	0	1	0	0	0	2	0	0	2
747-400PC	0	0	1	0	0	0	0	0	0
767-200ER	0	0	1	0	0	0	0	0	0
767-300ER	0	0	0	2	0	0	0	0	0
Total	2	6	9	10	5	3	5	0	2

If lessees are unable to fund their maintenance requirements on our aircraft, our cash flow and our ability to meet our debt obligations or to pay dividends on our common shares could be adversely affected.

The standards of maintenance observed by the various lessees and the condition of the aircraft at the time of sale or lease may affect the future values and rental rates for our aircraft.

Under our leases, the relevant lessee is primarily responsible for maintaining the aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including, without limitation, operational, maintenance, and registration requirements and airworthiness directives (although in certain cases we have agreed to share the cost of complying with certain airworthiness directives). Failure of a lessee to perform required maintenance with respect to an aircraft during the term of a lease could result in a diminution in value of such aircraft, an inability to lease the aircraft at favorable rates or at all, or a potential grounding of such aircraft, and will likely require us to incur maintenance and modification costs upon the expiration or earlier termination of the applicable lease, which could be substantial, to restore such aircraft to an acceptable condition prior to sale or re-leasing.

As of March 31, 2006, 25 of our leases provide that the lessee is required to make periodic payments to us during the lease term in order to provide cash reserves for the payment of maintenance tied to the usage of the aircraft. In these leases there is an associated liability for us to reimburse the lessee for such scheduled maintenance performed on the related aircraft, based on formulas tied to the extent of any of the lessee’s maintenance reserve payments. In some cases, we are obligated and in the future may incur additional obligations pursuant to the terms of the leases to contribute to the cost of maintenance work performed by the lessee in addition to maintenance reserve payments.

There can be no assurance that our operational cash flow and available liquidity will be sufficient to fund our maintenance requirements, particularly as our aircraft age. Actual rental and maintenance payments by lessees and other cash that we receive may be significantly less than projected as a result of numerous factors, including defaults by lessees and our potential inability to obtain satisfactory maintenance terms in leases. Seventeen of our leases at March 31, 2006 do not provide for any periodic maintenance reserve payments to be made by lessees to us in respect of their maintenance obligations, and there can be no assurance that future leases will contain such requirements. Maintenance reserves may not cover the entire expense of the scheduled maintenance they are intended to fund. In addition, maintenance reserves typically cover only certain scheduled maintenance requirements and do not cover all required maintenance and all scheduled maintenance. Furthermore, there can be no assurance that lessees will meet their obligations to pay maintenance reserves or perform required scheduled maintenance. Any significant variations in such factors may materially adversely affect our business and particularly our cash position, which would make it difficult for us to meet our debt obligations or to pay dividends on our common shares.

Failure to pay certain potential additional operating costs could result in the grounding of our aircraft and prevent the re-lease, sale or other use of our aircraft, which would negatively affect our financial condition and results of operations.

As in the case of maintenance costs, we may incur other operational costs upon a lessee default or where the terms of the lease require us to pay a portion of those costs. Such costs include:

•	the costs of casualty, liability and political risk insurance and the liability costs or losses when insurance coverage has not been or cannot be obtained as required or is insufficient in amount or scope;

•	the costs of licensing, exporting or importing an aircraft, airport taxes, customs duties, air navigation charges, landing fees and similar governmental or quasi-governmental impositions, which can be substantial; and

•	penalties and costs associated with the failure of lessees to keep the aircraft registered under all appropriate local requirements or obtain required governmental licenses, consents and approvals.

The failure to pay certain of these costs can result in liens on the aircraft and the failure to register the aircraft can result in a loss of insurance. These matters could result in the grounding of the aircraft and prevent the re-lease, sale or other use of the aircraft until the problem is cured, which would negatively affect our financial condition and results of operations.

Our lessees may have inadequate insurance coverage or fail to fulfill their respective indemnity obligations, which could result in us not being covered for claims asserted against us and may negatively affect our business, financial condition and results of operations.

While we do not directly control the operation of any of our aircraft, by virtue of holding title to the aircraft (directly or through a securitization related special purpose entity), in certain jurisdictions around the world, aircraft lessors are held strictly liable for losses resulting from the operation of aircraft or may be held liable for those losses on other legal theories.

The lessees are required under our leases to indemnify us for, and insure against, liabilities arising out of the use and operation of the aircraft, including third-party claims for death or injury to persons and damage to property for which we may be deemed liable. Lessees are also required to maintain public liability, property damage and hull all risks and hull war risks insurance on the aircraft at agreed upon levels. However, they are not generally required to maintain political risk insurance. The hull insurance is typically subject to standard market hull deductibles based on aircraft type that generally range from $250,000 to $1,000,000. These deductibles may be higher in some leases, and lessees usually have fleet-wide deductibles for liability insurance and occurrence or fleet limits on war risk insurance. Any hull insurance proceeds in respect of such claims shall be paid first to us as lessor in the event of loss of the aircraft or, in the absence of an event of loss of the aircraft, to the lessee to effect repairs or, in the case of liability insurance, for indemnification of third-party liabilities. Subject to the terms of the applicable lease, the balance of any hull insurance proceeds after deduction for all amounts due and payable by the lessee to the lessor under such lease must be paid to the lessee.

Following the terrorist attacks of September 11, 2001, aviation insurers significantly reduced the amount of insurance coverage available to airlines for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events. At the same time, they significantly increased the premiums for such third-party war risk and terrorism liability insurance and coverage in general. As a result, the amount of such third-party war risk and terrorism liability insurance that is commercially available at any time may be below the amount stipulated in our leases and required by the market in general.

There can be no assurance that our lessees’ insurance, including any available governmental supplemental coverage, will be sufficient to cover all types of claims that may be asserted against us. Any inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations or the lack of political risk, hull, war or third-party war risk and terrorism liability insurance will reduce the proceeds that would be received by us upon an event of loss under the respective leases or upon a claim under the relevant liability insurance, which could negatively affect our business, financial condition and results of operations.

Failure to obtain certain required licenses and approvals could negatively affect our ability to re-lease or sell aircraft, which would negatively affect our financial condition and results of operations.

A number of leases require specific licenses, consents or approvals for different aspects of the leases. These include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft. Subsequent changes in applicable law or administrative practice may increase such requirements. In addition, a governmental consent, once given, might be withdrawn. Furthermore, consents needed in connection with future re-leasing or sale of an aircraft may not be forthcoming. Any of these events could adversely affect our ability to re-lease or sell aircraft, which would negatively affect our financial condition and results of operations.

Competition from other aircraft operating lessors with greater resources and/or a lower cost of capital than us could have an adverse effect on our business, financial condition and results of operations.

The aircraft leasing industry may be divided into two leasing segments: (i) leasing of new aircraft acquired directly or indirectly from manufacturers and (ii) leasing or re-leasing of aircraft in the secondary market. Currently, we compete primarily in the latter segment, and our competition is comprised of other aircraft leasing companies, including GE Capital Aviation Services, International Lease Finance Corp., CIT Group, AerCap, Aviation Capital Group, Pegasus, GATX Air, RBS Aviation Capital, AWAS, Babcock & Brown and Singapore Aircraft Leasing Enterprise.

In addition, in both segments, we may encounter competition from other entities such as:

•	airlines;

•	aircraft manufacturers;

•	financial institutions (including those seeking to dispose of re-possessed aircraft at distressed prices);

•	aircraft brokers;

•	special purpose vehicles formed for the purpose of acquiring, leasing and selling aircraft; and

•	public and private partnerships, investors and funds.

Some of our direct competitors and many of our indirect competitors have significantly greater financial and other resources than we do and may have higher risk tolerances or different risk assessments which could allow them to consider a wider variety of investments. In addition, certain competing aircraft lessors may have a lower overall cost of capital than our cost of capital and, as a result, may be able to offer lower lease rates than us. In addition, they may provide financial services, maintenance services or other inducements to potential lessees that we cannot provide. We cannot assure you that we will be able to compete effectively against present and future competitors or that the competitive pressures will not have an adverse effect on our business, financial condition and results of operations.

Due to the fact that many of our lessees operate in emerging markets, we are indirectly subject to many of the economic and political risks associated with competing in such markets.

Emerging markets are countries which have less developed economies that are vulnerable to economic and political problems, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by our lessees and the resulting instability may adversely affect our ownership interest in an aircraft or the ability of lessees which operate in these markets to meet their lease obligations and these lessees may be more likely to default than lessees that operate in developed economies. For the three months ended March 31, 2006, 12 of our lessees which operated 21 aircraft and generated lease rental revenue representing 40.7% of our total revenue, are domiciled or habitually based in emerging markets.

Risks related to our lessees

Lessee defaults and other credit problems could materially adversely affect our business, financial condition and results of operations.

We operate as a supplier to airlines and are indirectly impacted by all the risks facing airlines today. Our ability to succeed is dependent upon (i) the financial strength of our lessees, (ii) the ability to diligence and appropriately assess the credit risk of our lessees and (iii) the ability of lessees to perform their contractual obligations to us. The ability of each lessee to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors beyond our control, including:

•	competition;

•	fare levels;

•	air cargo rates;

•	passenger and air cargo demand;

•	geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters;

•	operating costs (including the price and availability of jet fuel and labor costs);

•	labor difficulties;

•	economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and

•	governmental regulation of or affecting the air transportation business.

As a general matter, airlines with weak capital structures are more likely than well-capitalized airlines to seek operating leases, and, at any point in time, investors should expect a varying number of lessees and sublessees to experience payment difficulties. As a result of their weak financial condition, a large portion of lessees over time may be significantly in arrears in their rental or maintenance payments. As of May 22, 2006, no rental payments, maintenance reserves or security deposits due under leases for our aircraft were past due for a period greater than 30 days. We can give you no assurances that we will correctly assess the credit risk of each lessee or charge risk-adjusted lease rates or that lessees will be able to continue to perform their financial and other obligations under our leases in the future.

A lessee may experience periodic difficulties that are not financial in nature, which could impair its performance of its maintenance obligations under the leases. These difficulties may include the failure to perform under the required aircraft maintenance program in a sufficient manner and labor-management disagreements or disputes.

We will typically not be in possession of any aircraft while the aircraft are on lease to the lessees. Consequently, our ability to determine the condition of the aircraft or whether the lessees are properly maintaining the aircraft will be limited to periodic inspections we perform or that are performed on our behalf by third-party service providers or aircraft inspectors. A continuous failure by a lessee to meet its maintenance obligations under the relevant lease could:

•	result in a grounding of the aircraft;

•	in the event of a re-lease of the aircraft, cause us to incur costs, which may be substantial, in restoring the aircraft to an acceptable maintenance condition in order to induce a subsequent lessee to lease the aircraft;

•	result in us not being able to re-lease the aircraft promptly or result in a lower rental rate or a shorter term lease following repossession of the aircraft; and

•	adversely affect the value of the aircraft.

We cannot assure you that, in the event that a lessee defaults under a lease, any security deposit paid or letter of credit provided by the lessee will be sufficient to cover the lessee’s outstanding or unpaid lease obligations and required maintenance expenses.

Due to the fact that many of our lessees are in a weak financial condition and suffer liquidity problems, we may have trouble collecting lease payments on a timely basis or at all, which would adversely affect our revenues and cash flows and may adversely affect our ability to meet our debt obligations and to pay dividends on our common shares.

Many of our existing lessees are in a weak financial condition and suffer liquidity problems, and this is likely to be the case in the future and with other lessees and sublessees of our aircraft as well. In addition, many of our lessees are exposed to currency risk due to the fact that they earn revenues in their local currencies and certain of their liabilities and expenses are denominated in U.S. dollars, including lease payments to us. Given the size of our aircraft portfolio, we expect that some lessees from time to time, and possibly in the near future, will be slow in making or will fail to make their payments in full under the leases. Some lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions such as a decrease in their contribution toward maintenance obligations. Also, as a result of the war and prolonged conflict in Iraq, terrorist attacks in the United States and abroad, avian influenza, SARS, the recent hurricanes that hit the United States and the continued depressed economic conditions in the airline industry, including the current and potential airline reorganizations, the financial condition and liquidity of many of our lessees have weakened or worsened, as the case may be, and in some cases significantly weakened and worsened, which in turn is likely to cause an increase in delayed, missed or reduced rental payments. Any future terrorist attacks, or future armed hostilities in the Middle East, North Korea or elsewhere or any future outbreak of an epidemic disease or the occurrence of natural disasters, could greatly exacerbate the weakened financial condition and liquidity problems of our lessees and further increase the risk of delayed, missed or reduced rental payments.

A delayed, missed or reduced rental payment from a lessee decreases our revenues and cash flow and may adversely affect our ability to make payments on our indebtedness and to pay dividends on our common shares. While we may experience some level of delinquency under our leases, default levels may increase over time, particularly as our aircraft portfolio ages and if economic conditions deteriorate.

If our lessees encounter financial difficulties and we decide to restructure our leases with those lessees, this would result in less favorable leases and could result in significant reductions in our cash flow and affect our ability to meet our debt obligations and to pay dividends on our common shares.

When a lessee (i) is late in making payments, (ii) fails to make payments in full or in part under the lease or (iii) has otherwise advised us that it will in the future fail to make payments in full or in part under the lease, we may elect to or be required to restructure the lease. Restructuring may involve anything from a simple rescheduling of payments to the termination of a lease without receiving all or any of the past due amounts. Since our formation in October 2004, none of our lessees have been granted reductions in or deferrals of rental payments due under the leases, although some have been slow in making the required lease payments. If any future requests are made and granted, we expect that the reduced or deferred rental payments would be payable over all or some part of the remaining term of the lease although no assurance can be given as to the terms of any revised payment schedules or that such payments will be made. We may be unable to agree upon acceptable terms for some or all of the requested restructurings and as a result may be forced to exercise our remedies under those leases. If we, in the exercise of our remedies, repossess the aircraft, we cannot assure you that we will be able to re-lease the aircraft promptly at favorable rates, or at all. You should expect that restructurings and/or repossessions with some lessees might occur.

The terms and conditions of possible lease restructurings may result in significant reductions of rental payments, which may adversely affect our cash flows and our ability to meet our debt obligations and to pay dividends on our common shares.

Operational and financial restrictions in our constituent documents and certain indebtedness could impair our ability to effectively compete in the marketplace and grow our business.

Restrictions contained in our constituent documents and under our securitization transactions and certain of our other indebtedness may impair our ability to operate and compete with our direct and indirect competitors. For instance, we may not be able to grant privileged rental rates to airlines in return for equity investments or debt financings in order to lease aircraft and minimize the number of aircraft on the ground (unless such equity investments or debt financings are in connection with the bankruptcy, reorganization or similar process of a lessee in settlement of expected or already delinquent obligations, as permitted under the terms of certain of our indebtedness). Certain of our competitors, however, may enter into similar arrangements with troubled lessees to restructure the obligations of those lessees while maximizing the number of aircraft remaining on viable leases to such lessees and minimizing their overall cost. Such disparity could impair our ability to effectively compete in the marketplace, maximize our revenues and grow our business.

Significant costs resulting from lease defaults could have an adverse effect on our business.

As of May 22, 2006, none of our lessees owed rental payments, maintenance reserves payments and/or security deposit payments under their respective leases that were past due for a period of 30 days or more. Although we have the right to repossess the aircraft and to exercise other remedies upon a lessee default, repossession of an aircraft after a lessee default would result in us incurring costs in excess of those incurred with respect to an aircraft returned at the end of the lease. Those costs include legal and other expenses of court or other governmental proceedings (including the cost of posting surety bonds or letters of credit necessary to effect repossession of aircraft), particularly if the lessee is contesting the proceedings or is in bankruptcy, to obtain possession and/or de-registration of the aircraft and flight and export permissions. Delays resulting from any of these proceedings would also increase the period of time during which the relevant aircraft is not generating revenue. In addition, we may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and that are necessary to put the aircraft in suitable condition for re-lease or sale and we may need to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively. We may also incur other costs in connection with the physical possession of the aircraft.

We may also suffer other adverse consequences as a result of a lessee default and the related termination of the lease and the repossession of the related aircraft. Our rights upon a lessee default vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for de-registration or re-export of the aircraft. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions will give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or will entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees are owned in whole or in part by government-related entities, which could complicate our efforts to repossess our aircraft in that government's jurisdiction. Accordingly, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft.

If we repossess an aircraft, we will not necessarily be able to export or de-register and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist de-registration. Significant costs may also be incurred in retrieving or recreating aircraft records required for registration of the aircraft and obtaining a certificate of airworthiness for the aircraft.

If our lessees fail to appropriately discharge aircraft liens, we might find it necessary to pay such claims, which could have a negative effect on our cash position and our business.

In the normal course of business, liens that secure the payment of airport fees and taxes, custom duties, air navigation charges (including charges imposed by Eurocontrol), landing charges, crew wages, repairer’s charges, salvage or other liens, or ‘‘Aircraft Liens,’’ are likely, depending on the jurisdiction in question, to attach to the aircraft. The Aircraft Liens may secure substantial sums that may, in certain jurisdictions or for limited types of Aircraft Liens (particularly fleet liens), exceed the value of the particular aircraft to which the Aircraft Liens have attached. Although the financial obligations relating to these Aircraft Liens are the responsibilities of our lessees, if they fail to fulfill their obligations, Aircraft Liens may attach to our aircraft and ultimately become our responsibility. In some jurisdictions, Aircraft Liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft.

Until they are discharged, Aircraft Liens could impair our ability to repossess, re-lease or resell our aircraft. We cannot assure potential investors that our lessees will comply with their obligations under their respective leases to discharge Aircraft Liens arising during the terms of their leases, whether or not due to financial difficulties. If they do not, we may, in some cases, find it necessary to pay the claims secured by such Aircraft Liens in order to repossess the aircraft. Such payments would adversely affect our cash position and our business generally.

Failure to register aircraft in certain jurisdictions could result in adverse effects and penalties which could materially affect our business.

Pursuant to our existing leases, all of our aircraft are required to be duly registered at all times with the appropriate governmental civil aviation authority. Generally, in jurisdictions outside the United States, failure to maintain the registration of any aircraft that is on lease would be a default under the applicable lease, entitling us to exercise our rights and remedies thereunder if enforceable under applicable law. If an aircraft were to be operated without a valid registration, the lessee operator or, in some cases, the owner or lessor might be subject to penalties, which could constitute or result in an Aircraft Lien being placed on such aircraft. Lack of registration could have other adverse effects, including the inability to operate the aircraft and loss of insurance coverage, which in turn could have a material adverse effect on our business.

If our lessees fail to comply with government regulations regarding aircraft maintenance, we could be subject to costs that could adversely affect our cash position and our business.

In addition to the general aviation authority regulations and requirements regarding maintenance of aircraft, our aircraft may be subject to further maintenance requirements imposed by airworthiness directives, or ‘‘Airworthiness Directives’’, issued by aviation authorities. Airworthiness Directives typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of aircraft must implement.

Each lessee generally is responsible for complying with all or some of the Airworthiness Directives with respect to the leased aircraft and is required to maintain the aircraft’s airworthiness. However, if a lessee fails to satisfy its obligations, or we have undertaken some obligations as to airworthiness under a lease, we may be required to bear (or, to the extent required under the relevant lease, to share) the cost of any Airworthiness Directives compliance. If any of our aircraft are not subject to a lease, we would be required to bear the entire cost of compliance. Such payments would adversely affect our cash position and our business generally.

Risks associated with the concentration of our lessees in certain geographical regions could harm our business.

Our business is exposed to local economic and political conditions that can influence the performance of lessees located in a particular region. Such adverse economic and political conditions include additional regulation or, in extreme cases, requisition. The effect of these conditions on payments to us will be more or less pronounced, depending on the concentration of lessees in the region with adverse conditions. For the three months ended March 31, 2006, lease rental revenues, as a percentage of total revenues, from lessees in the following regions, were 37.0% in Europe, 24.9% in Asia (including 14.4% in China), 28.1% in North America, and 5.0% in Latin America.

European Concentration

Lease rental revenues from 16 lessees based in Europe accounted for 37.0% of our total revenues for the three months ended March 31, 2006. Commercial airlines in Europe face, and can be expected to continue to face, increased competitive pressures, in part as a result of the deregulation of the airline industry by the European Union and the resultant development of low-cost carriers.

European countries generally have relatively strict environmental regulations and traffic constraints that can restrict operational flexibility and decrease aircraft productivity, which could significantly increase aircraft operating costs of all aircraft, including our aircraft, thereby adversely affecting lessees. The airline industry in European countries, as in the rest of the world generally, is highly sensitive to general economic conditions. A recession or other worsening of economic conditions or a terrorist attack in one or more of these countries, particularly if combined with either or both high fuel prices and a weak euro or other local currency, may have a material adverse effect on the ability of European lessees to meet their financial and other obligations under our leases.

Asian Concentration

Lease rental venues from five lessees based in Asia accounted for 24.9% of our total revenues for the three months ended March 31, 2006. The outbreak of SARS in 2003 had the largest negative impact on Asia, particularly China, Hong Kong and Taiwan. More recently, the Asian airline industry is demonstrating signs of recovery; however, a recurrence of SARS or the outbreaks of another epidemic disease, such as avian influenza, which many experts think would originate in Asia, would likely adversely affect the Asian airline industry.

Lease rental revenues from two lessees based in China accounted for 14.4% of our total revenues for the three months ended March 31, 2006, with one lessee, Hainan Airlines, accounting for 11.5% of our total revenues. Major obstacles to the Chinese airline industry’s development exist, including the continuing government control and regulation over the industry. If such control and regulation persists or expands, the Chinese airline industry would likely experience a significant decrease in growth or restrictions on future growth, and it is conceivable that our interests in aircraft on lease to or our ability to lease to Chinese carriers could be adversely affected.

North American Concentration

Lease rental revenues from one lessee based in North America, US Airways, Inc. accounted for 28.1% of our total revenues for the three months ended March 31, 2006. During the past 15 years a number of North American passenger airlines, including US Airways, Inc, filed Chapter 11 bankruptcy proceedings and several major U.S. airlines ceased operations altogether. The outbreak of SARS, the war and prolonged conflict in Iraq and the September 11, 2001 terrorist attacks in the United States have imposed additional financial burdens on most U.S. airlines through tightened security measures and reduced demand for air travel.

As in Europe, North America has experienced the development of low-cost carriers and the resultant increased competition among such carriers and between such carriers and traditional carriers. This evolution in the North American airline industry may have a material adverse effect on the ability of North American lessees to meet their financial and other obligations under our leases.

Risks Related to the Aviation Industry

As high fuel prices continue to impact the profitability of the airline industry, our lessees might not be able to meet their lease payment obligations, which would have an adverse effect on our financial results and growth prospects.

Fuel costs represent a major expense to companies operating within the airline industry. Fuel prices fluctuate widely depending primarily on international market conditions, geopolitical and environmental events and currency/exchange rates. As a result, fuel costs are not within the control of lessees and significant changes would materially affect their operating results.

Factors such as natural disasters can significantly affect fuel availability and prices. In August and September 2005, Hurricanes Katrina and Rita inflicted widespread damage along the Gulf Coast of the United States, causing significant disruptions to oil production, refinery operations and pipeline capacity in the region and to oil production in the Gulf of Mexico. These disruptions have resulted in decreased fuel availability and higher fuel prices.

Fuel prices currently remain at historically high levels. The continuing high cost of fuel has had, and sustained high costs in the future may continue to have, a material adverse impact on airlines’ profitability (including our lessees). Due to the competitive nature of the airline industry, airlines have been and may continue to be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully off-set the costs incurred. In addition, airlines may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. If fuel prices remain at historically high levels or increase further due to future terrorist attacks, acts of war, armed hostilities, natural disasters or for any other reason, they are likely to cause our lessees to incur higher costs and/or generate lower revenues, resulting in an adverse impact on their financial condition and liquidity. Consequently, these conditions may (i) affect our lessees' ability to make rental and other lease payments, (ii) result in lease restructurings and/or aircraft repossessions, (iii) increase our costs of servicing and marketing our aircraft, (iv) impair our ability to re-lease the aircraft or re-lease or otherwise dispose of the aircraft on a timely basis at favorable rates or terms, or at all, and (v) reduce the proceeds received for the aircraft upon any disposition. These results could have an adverse effect on our financial results and growth prospects.

If the effects of terrorist attacks and geopolitical conditions continue to adversely impact the financial condition of the airlines, our lessees might not be able to meet their lease payment obligations, which would have an adverse effect on our financial results and growth prospects.

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, airline costs for aircraft insurance and enhanced security measures have increased, passenger demand for air travel has decreased and airlines have faced and continue to face increased difficulties in acquiring war risk and other insurance, at reasonable costs. In addition, war or armed hostilities in the Middle East, North Korea or elsewhere, or the fear of such events, could further exacerbate many of the problems experienced as a result of terrorist attacks. The situation in Iraq continues to be uncertain and tension over Iran's nuclear program continues, and either or both may lead to further instability in the Middle East. Future terrorist attacks, war or armed hostilities, or the fear of such events, could further negatively impact the airline industry and may have an adverse effect on the financial condition and liquidity of our lessees, aircraft values and rental rates and may lead to lease restructurings or aircraft repossessions, all of which could adversely affect our financial results and growth prospects.

Terrorist attacks and geopolitical conditions have negatively affected the airline industry and concerns about geopolitical conditions and further terrorist attacks could continue to negatively affect airlines (including our lessees) for the foreseeable future depending upon various factors, including: (i) higher costs to the airlines due to the increased security measures; (ii) decreased passenger demand and revenue due to the inconvenience of additional security measures; (iii) the price and availability of jet fuel and the cost and practicability of obtaining fuel hedges under current market conditions; (iv) higher financing costs and difficulty in raising the desired amount of proceeds on favorable terms, or at all; (v) the significantly higher costs of aircraft insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance has been or will continue to be available; (vi) the ability of airlines to reduce their operating costs and conserve financial resources, taking into account the increased costs incurred as a consequence of terrorist attacks and geopolitical conditions, including those referred to above; and (vii) special charges recognized by some airlines, such as those related to the impairment of aircraft and other long lived assets stemming from the grounding of aircraft as a result of terrorist attacks, the economic slowdown and airline reorganizations.

Future terrorist attacks, acts of war or armed hostilities may further increase airline costs, depress air travel demand, depress aircraft values and rental rates or cause certain aviation insurance to become available only at significantly increased premiums (which may be for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage currently required by aircraft lenders and lessors or by applicable government regulations) or not be available at all.

Although the Aircraft Transportation Safety and System Stabilization Act adopted in the United States and similar programs instituted by the governments of some other countries provide for limited government coverage for certain aviation insurance, there can be no assurances that these programs will continue or that any such government will pay under these programs in a timely fashion.

If the current industry conditions should continue or become exacerbated due to future terrorist attacks, acts of war or armed hostilities, they are likely to cause our lessees to incur higher costs and to generate lower revenues, resulting in an adverse effect on their financial condition and liquidity. Consequently, these conditions may affect their ability to make rental and other lease payments to us or obtain the types and amounts of insurance required by the applicable leases (which may in turn lead to aircraft groundings), may result in additional lease restructurings and aircraft repossessions, may increase our cost of re-leasing or selling the aircraft and may impair our ability to re-lease or otherwise dispose of the aircraft on a timely basis at favorable rates or on favorable terms, or at all, and may reduce the proceeds received for the aircraft upon any disposition. These results could have an adverse effect on our financial results and growth prospects.

The effects of SARS or other epidemic diseases may negatively impact the airline industry in the future, which might cause our lessees to not be able to meet their lease payment obligations to us, which would have an adverse effect on our financial results and growth prospects.

The 2003 outbreak of SARS was linked to air travel early in its development and negatively impacted passenger demand for air travel at that time. While the World Heath Organization’s travel bans related to SARS have been lifted, SARS had a severe impact on the aviation industry, which was evidenced by a sharp reduction in passenger bookings and cancellation of many flights and employee layoffs. While these effects were felt most acutely in Asia, SARS did spread to other areas, including North America. Since 2003, there have been several outbreaks of avian influenza, beginning in Asia and, most recently, spreading to certain parts of Africa and Europe. Although human cases of avian influenza so far have been limited in number, the World Health Organization has expressed serious concern that a human influenza pandemic could develop from the avian influenza virus. In such an event, numerous responses, including travel restrictions, might be necessary to combat the spread of the disease. Additional outbreaks of SARS or other epidemic diseases such as avian influenza, or the fear of such events, could negatively impact passenger demand for air travel and the aviation industry, which could result in our lessees' inability to satisfy their lease payment obligations to us, which in turn would have an adverse effect on our financial results and growth prospects.

If recent industry economic losses and airline reorganizations continue, our lessees might not be able to meet their lease payment obligations to us, which would have an adverse effect on our financial results and growth prospects.

As a result of reduced fares, international economic conditions, a significant increase in oil prices, the September 11, 2001 terrorist attacks in the United States, the war and prolonged conflict in Iraq and outbreaks of epidemic diseases such as SARS and avian influenza, the aviation industry as a whole suffered significant losses since 2001 and such losses are expected to continue for the foreseeable future for certain parts of the industry. Many airlines, including a significant number of our lessees, have announced or implemented reductions in capacity, service and workforce in response to industry-wide reductions in passenger demands and fares. In addition, since September 11, 2001, several U.S. airlines have sought to reorganize (and, in certain instances, have reorganized) under Chapter 11 of the U.S. Bankruptcy Code, including United Air Lines, Inc., Delta Air Lines Inc., Northwest Airlines Corp., US Airways, Inc. (one of our largest customers), Hawaiian Airlines, ATA Airlines, Inc., Atlas Air Worldwide Holdings, Inc. and Aloha Airlines, and further U.S. airline reorganizations are possible. Certain European and Latin American airlines, including Sabena Air Lines, Swiss Air Transport Company Limited, Volare Airlines S.p.A., Varig Brazilian Airlines and Avianca, have also filed for protection under applicable bankruptcy laws. In addition, Air Canada (the largest Canadian airline) filed for protection under Canada's Companies' Creditors Arrangement Act. Historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. Such fare discounting has led to lower profitability for all airlines, including certain of our lessees. The bankruptcies and reduced demand generally have led to the grounding of significant numbers of aircraft and negotiated reductions in aircraft lease rental rates, with the effect of depressing aircraft market values. In addition, requests for additional labor concessions may result in significant labor disputes which could lead to strikes or slowdowns or may otherwise adversely affect labor relations, thereby worsening the financial condition of the airline industry and placing downward pressure on lease rates and aircraft values. Additional reorganizations or liquidations by airlines under Chapter 11 or Chapter 7 of the U.S. Bankruptcy Code or other bankruptcy or reorganization laws in other countries or further rejection of aircraft leases or abandonment of aircraft by airlines in a Chapter 11 proceeding under the U.S. Bankruptcy Code or equivalent laws in other countries may have already exacerbated and would be expected to further exacerbate such depressed aircraft values and lease rates. Additional grounded aircraft and lower market values would adversely affect our ability to sell certain of our aircraft on favorable terms, or at all, or re-lease other aircraft at favorable rates comparable to the then current market conditions, which collectively would have an adverse effect on our financial results and growth prospects.

Risks Related to Our Organization and Structure

If the ownership of our common shares continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, entities affiliated with Fortress will beneficially own          shares, or approximately     % of our common shares. As a result, Fortress will be able to control fundamental corporate matters and transactions, including: the election of directors; mergers, amalgamations, consolidations or acquisitions; the sale of all or substantially all of our assets; the amendment of our bye-laws; and our dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. In addition, under our Amended and Restated Shareholders Agreement, which we and the Fortress shareholders will execute upon the completion of this offering, an affiliate of Fortress will be entitled to designate up to four directors for election to our board of directors, depending upon the level of ownership of the Fortress shareholders in us. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreements’’. As a result, the market price of our common shares could decline or shareholders might not receive a premium over the then-current market price of our common shares upon a change in control. See ‘‘Description of Share Capital — Anti-Takeover Provisions.’’

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company and, as such, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	directors to be removed with or without cause, only by a resolution including the affirmative vote of shareholders holding shares carrying at least 80.0% of the votes of all outstanding common shares;

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue such preference shares without shareholder approval;

•	advance notice requirements by shareholders for director nominations and actions to be taken at annual meetings; and

•	no provision for cumulative voting in the election of directors, which means that the holders of a majority of our issued and outstanding common shares can elect all the directors standing for election.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. See ‘‘Description of Share Capital — Anti-Takeover Provisions.’’

There are provisions in our bye-laws that may require certain of our non-U.S. shareholders to sell their shares to us or to a third party.

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of any bilateral income tax treaty with the U.S. applicable to us, and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) common shares from any shareholder who beneficially owns more than        % of our issued and outstanding common shares and who fails to demonstrate to our satisfaction that such shareholder is either (i) a U.S. citizen or (ii) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty).

The number of common shares that may be repurchased from any such shareholder will equal the product of the total number of common shares that we reasonably determine to purchase to ensure ongoing satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of common shares beneficially owned by such shareholder, and the denominator of which is the total number of common shares beneficially owned by such shareholders subject to this repurchase right.

Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) of the number of issued and outstanding common shares beneficially owned by any shareholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors). See ‘‘Description of Share Capital — Bye-Laws — Acquisition of Common Shares by Aircastle’’.

Risks Related to This Offering

An active market for our common shares may never develop.

We intend to submit an application to have our common shares listed on the New York Stock Exchange, or NYSE, under the symbol ‘‘                .’’ However, we cannot assure you that our common shares will be approved for listing on the NYSE or, if approved, that a regular trading market of our common shares will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common shares will develop or be maintained, the liquidity of any trading market, your ability to sell your common shares when desired, or the prices that you may obtain for your common shares.

The market price and trading volume of our common shares may be volatile, which could result in rapid and substantial losses for our shareholders.

Even if an active trading market for our common shares develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. We cannot assure you that the market price of our common shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us, other aircraft lessors or the aviation industry or the failure of securities analysts to cover our common shares after this offering;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our divided payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community;

•	increases in market interest rates that may lead purchasers of our common shares to demand a higher dividend yield;

•	changes or proposed changes in laws or regulations affecting the aviation industry or enforcement of these laws and regulations, or announcements relating to these matters; and

•	general market, political and economic conditions and local conditions in the markets in which our lessees are located.

Future issuances of debt, which would be senior to our common shares upon liquidation, and future offerings of equity securities, which could dilute the percentage ownership of our then current common shareholders and may be senior to our common shares for the purposes of dividends and liquidation distributions, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by issuing debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes and series of preference shares or common shares. Upon liquidation, holders of our debt securities and preference shares and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our then current common shareholders or reduce the market price of our common shares, or both. Preference shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a distribution to the holders of our common shares. Because our decision to issue debt or additional equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future capital raising activities. Thus, holders of our common shares bear the risk of our future debt and equity issuances reducing the market price of our common shares and diluting their percentage ownership in us. See ‘‘Description of Share Capital’’.

The market price of our common shares could be negatively affected by sales of substantial amounts of our common shares in the public markets.

After this offering, there will be          common shares outstanding. There will be          shares issued and outstanding if the underwriters exercise their over-allotment option in full. Of our issued and outstanding shares, all the common shares sold in this offering will be freely transferable, except for any shares held by our ‘‘affiliates,’’ as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. See ‘‘Shares Eligible For Future Sale.’’

Pursuant to our Amended and Restated Shareholders Agreement, which we and the Fortress shareholders will execute upon the completion of this offering, the Fortress shareholders and certain of their affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their 40 million common shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’

We and our executive officers, directors, shareholders and participants in our directed share program have agreed with the underwriters that, subject to certain exceptions, for a period of 120 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares or any securities convertible into or exercisable or exchangeable for our common shares, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of common shares, or cause a registration statement covering our common shares to be filed, without the prior written consent of the representatives. The 120-day restricted period described above is subject to an automatic extension under certain circumstances. See ‘‘Underwriting.’’ The representatives may waive these restrictions at their discretion.

In addition, following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of          common shares reserved for issuance under our incentive plans. Subject to any restrictions imposed on the shares and options granted under our incentive plans, shares registered under the registration statement on Form S-8 will be available for sale into the public markets subject to the 120-day lock-up agreements referred to above.

The issuance of additional common shares in connection with acquisitions or otherwise will dilute all other shareholdings.

After this offering, assuming the exercise in full by the underwriters of their over-allotment option, we will have an aggregate of         common shares authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these common shares without any action or approval by our shareholders, subject to certain exceptions. We intend to continue to actively pursue acquisitions of aviation assets and may issue common shares in connection with these acquisitions. Any common shares issued in connection with our acquisitions, our incentive plans, the exercise of outstanding share options or otherwise would dilute the percentage ownership held by the investors who purchase common shares in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common shares will be substantially higher than the as adjusted net tangible book value per common share issued and outstanding immediately after this offering. Our net tangible book value per share as of             , 2006 was approximately $                . Our net tangible book value per share as of             , 2006 represents the book value of our total tangible assets minus the book value of our total liabilities, divided by the number of our common shares then issued and outstanding. Investors who purchase common shares in this offering will pay a price per share that substantially exceeds the net tangible book value per common share. If you purchase our common shares in this offering, you will experience immediate and substantial dilution of $        in the net tangible book value per common share, based upon the initial public offering price of $        per share. Investors who purchase common shares in this offering will have purchased     % of the shares issued and outstanding immediately after the offering, but will have paid         % of the total consideration for all shares then issued and outstanding.

Market interest rates may have an effect on the value of our common shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend yield on our common shares or seek securities paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise, it is likely that the market price of our common shares will decrease, because potential investors may demand a higher dividend yield on our common shares as market rates on interest-bearing securities, such as bonds, rise.

Risks Related to Taxation

If Aircastle Limited, or ‘‘AL’’, were treated as engaged in a trade or business in the United States, it would be subject to U.S. federal income taxation on a net income basis, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

If, contrary to expectations, AL were treated as engaged in a trade or business in the United States, the portion of AL’s income, if any, that was ‘‘effectively connected’’ with such trade or business would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, AL would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

If substantially all of the U.S. source rental income of Aircastle Bermuda is attributable to activities of Aircastle personnel based in the United States, Aircastle Bermuda could be subject to U.S. federal income taxation on a net income basis rather than at a rate of 4% of its U.S. source gross rental income, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

We have adopted certain operating procedures designed to limit the amount of income generated by Aircastle Bermuda that is treated as effectively connected with a U.S. trade or business. Accordingly, it is generally expected that Aircastle Bermuda’s U.S. source rental income will be subject to U.S. federal taxation, on a gross income basis, at a rate not in excess of 4%. If, contrary to expectations, we do not comply with certain administrative guidelines of the Internal Revenue Service, or the IRS, such that 90% or more of Aircastle Bermuda’s U.S. source rental income were attributable to the activities of personnel based in the United States, Aircastle Bermuda’s U.S. source rental income could be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, Aircastle Bermuda’s U.S. source rental income would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, Aircastle Bermuda would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%. The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

One or more of our Irish subsidiaries could fail to qualify for treaty benefits, which would subject certain of their income to U.S. federal income taxation, which would adversely affect our business and result in decreased cash available for distribution to our shareholders.

Our Irish subsidiaries do not expect to have any U.S. federal income tax liability with respect to (i) rental income attributable to aircraft used in international traffic or (ii) gain from the sale of aircraft used in international traffic. For this purpose, ‘‘international traffic’’ includes all flights other than those that are conducted from one point in the United States to another point in the United States. In order for each of our Irish subsidiaries to avoid U.S. federal income taxation of such income, it may be necessary for such subsidiary to qualify for the benefits of the income tax treaty between the United States and Ireland, or the ‘‘Irish Treaty’’. Qualification for the benefits of the Irish Treaty depends on many factors, including in certain circumstances, being able to establish the identity of the ultimate beneficial owners of our common shares. No assurances can be given that each of the Irish subsidiaries will satisfy all the requirements of the Irish Treaty and thereby qualify each year for the benefits of the Irish Treaty. Failure to so qualify could result in the rental income from aircraft used for flights to, from or within the United States being subject to U.S. federal income taxation at a maximum rate of 35% (plus the 30% U.S. federal branch profits tax on effectively connected earnings and profits). The imposition of such taxes would adversely affect our business and would result in decreased cash available for distribution to our shareholders.

We may become subject to income or other taxes in the jurisdictions in which our aircraft operate or where our lessees are located which would adversely affect our business and result in decreased cash available for distributions to shareholders.

Certain Aircastle entities are expected to be subject to the income tax laws of Ireland and/or the United States. In addition, we may be subject to income or other taxes in other jurisdictions by reason of our activities and operations, where our aircraft operate or where the lessees of our aircraft (or others in possession of our aircraft) are located. Although we have adopted operating procedures to reduce the exposure to such taxation, no assurances can be given that we will not be subject to such taxes in the future and that such taxes will not be substantial. The imposition of such taxes could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

AL expects to be a passive foreign investment company, or PFIC, and a controlled foreign corporation, or CFC, for U.S. federal income tax purposes.

We expect to be treated as a PFIC and a CFC for U.S. federal income tax purposes. If you are a U.S. person and own less than 10% of our voting shares and do not make a qualified electing fund, or QEF, election with respect to us and each of our PFIC subsidiaries, you would be subject to special deferred tax and interest charges with respect to certain distributions on our common shares, any gain realized on a disposition of our common shares and certain other events. The effect of these deferred tax and interest charges could be materially adverse to you. Alternatively, if you are such a shareholder and make a QEF election for us and our subsidiaries, or you own 10% or more of our voting shares, you will not be subject to those charges, but could recognize taxable income in a taxable year with respect to our common shares in excess of any distributions that we make to you in that year, thus giving rise to so-called ‘‘phantom income’’ and to a potential out-of-pocket tax liability. See ‘‘Material Tax Considerations—Material United States Federal Income Tax Considerations.’’

Distributions made to you if you are a U.S. person that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and ‘‘qualified foreign corporations’’ on or after January 1, 2003. The more favorable rates applicable to regular corporate dividends could cause individuals to perceive investment in our shares to be relatively less attractive than investment in the shares of other corporations, which could adversely affect the value of our shares.

Changes in current tax laws or the interpretation thereof could adversely affect our business and could result in decreased cash available for distribution to our shareholders.

Any change in current tax laws or the interpretation thereof in the United States, Ireland, Bermuda or any other jurisdiction in which our aircraft operate or where our lessees are located, or any renegotiation, amendment or modification of the Irish Treaty or any change in interpretation thereof by either Ireland or the United States could adversely affect our business and could result in decreased cash available for distribution to our shareholders.

Special Note Regarding Forward-Looking Statements

Some of the statements under ‘‘Prospectus Summary,’’ ‘‘Risk Factors,’’ ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as ‘‘outlook,’’ ‘‘believes,’’ ‘‘expects,’’ ‘‘potential,’’ ‘‘continues,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,’’ ‘‘predicts,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘anticipates’’ or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon the historical performance of us and our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, a decrease in the overall demand for commercial aircraft and aircraft leasing, the economic condition of the global airline industry and the ability of our lessees and potential lessees to make operating lease payments to us, acquisition risks, competitive pressures within the industry, risks related to the geographic markets in which we and our lessees operate and other factors described in the section entitled ‘‘Risk Factors’’ beginning on page 11 of this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common shares.

Market and Industry Data and Forecasts

This prospectus includes market share and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. This includes information relating to the aviation industry and operating leasing industry from several independent outside sources including BACK Aviation Solutions or BACK, an aviation consulting firm; Simat Helliesen & Eichner, Inc, or SH&E, an aviation consulting firm; International Bureau of Aviation or IBA, an aviation consulting firm; Aviation Specialists Group or ASG, provider of aircraft appraisals, market analysis and aviation industry insights; The Airline Monitor, an independent journal which provides data and forecasts for the world's airlines and commercial aircraft; Economist Intelligence Unit or EIU, provider of country, industry and management analysis; Innovata LLC, or Innovata, a travel information company; and OAG Worldwide Limited, or OAG, an aviation information company and International Air Transport Association.

Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data.

Our internal data, estimates and forecasts are based upon information obtained from our customers, partners, trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

Use of Proceeds

The net proceeds to us from the sale of the                 common shares offered hereby are estimated to be approximately $        , assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Our net proceeds will increase by approximately $            if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds to repay a portion of amounts outstanding under our $500.0 million senior secured credit facility, which we refer to as Credit Facility No. 2, and for general corporate purposes. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing instruments or money market accounts.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of May 22, 2006, we had $100.2 million outstanding under Credit Facility No. 2, which is scheduled to mature on August 28, 2007. Borrowings under Credit Facility No. 2 bear interest at the one-month LIBOR rate plus 1.25% which at May 22, 2006 was 6.33% per annum. Borrowings under Credit Facility No. 2 were used to finance a portion of the net book value of certain of our aircraft. Amounts repaid under Credit Facility No. 2 may be reborrowed from time to time, subject to compliance with borrowing conditions. Certain of the underwriters or their affiliates are lenders under Credit Facility No. 2 and will receive their pro rata share of amounts repaid thereunder with the net proceeds of this offering. See ‘‘Underwriting.’’

We may also use a portion of the proceeds for the potential acquisition of, or investment in, additional aviation assets, including the $244.2 million of aviation assets we had committed to acquire as of May 22, 2006.

Dividend Policy

On             , 2006, our board of directors declared an ordinary dividend of $         per common share, or an aggregate of $                , for the three months ended                 , 2006, which is payable on                 , 2006. Purchasers in this offering will not be entitled to receive that dividend.

We expect to pay substantially all of our earnings to our shareholders as dividends. We plan to grow our earnings through the acquisition of additional aviation assets. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our revenues, earnings and dividends.

The payment of dividends is subject to the discretion of our board of directors and will depend on many factors, including our ability to make and finance acquisitions, our ability to negotiate favorable lease and other contractual terms, the level of demand for our aircraft, the economic condition of the commercial aviation industry generally, the financial condition and liquidity of our lessees, the lease rates we charge and realize, our leasing costs, unexpected or increased expenses, the level and timing of capital expenditures, principal repayments and other capital needs, the value of our aircraft portfolio, our results of operations, financial condition and liquidity, general business conditions, restrictions imposed by financing arrangements (including our credit facilities), legal restrictions on the payment of dividends and other factors that our board of directors deems relevant. We are not permitted to pay dividends on our common shares to the extent a default of an event of default exists under Credit Facility No. 2. In addition, we are a holding company with no direct operations and depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay dividends, and our subsidiaries may be prohibited or restricted from paying dividends to us or otherwise making funds available to us under certain conditions. See ‘‘Description of Indebtedness.’’ We expect that in certain quarters we may pay dividends in excess of our net income for such period as determined in accordance with GAAP.

We expect that our dividends will not be eligible for either the dividends-received deduction for corporate U.S. Holders or treatment as ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Pursuant to Bermuda law, we are restricted from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due, or (ii) the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital and our share premium accounts.

Capitalization

The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis;

•	as adjusted to give effect to (i) Securitization No. 1, which closed on June , 2006, and the use of proceeds therefrom, (ii) the payment of an ordinary dividend from current earnings in the amount of $ per common share or an aggregate of $ million, declared by our board of directors on , 2006 and paid on , 2006, and (iii) the purchase of 277,000 common shares by employees and a director nominee in May 2006; and

•	as further adjusted to give further effect to the sale of common shares in this offering at an assumed offering price of $ , after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us, and application of a portion of the proceeds from this offering towards repayment of amounts outstanding under Credit Facility No. 2.

This table contains unaudited information and should be read in conjunction with ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations’’ and our historical consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus.

	As of March 31, 2006
	Actual	Adjusted(1)	As Further Adjusted(1)(2)
	(Dollars in thousands)
Borrowings under credit facilities:
Credit Facility No. 1	$486,973	$	$
Credit Facility No. 2 (3)	8,554
Credit Facility No. 3	73,332
Securitization No. 1 (1)	—
Repurchase agreements	84,434
Shareholders' equity (4):
Common shares, $0.01 par value: 100,000,000 shares authorized, actual and as adjusted, 250,000,000 shares authorized, as further adjusted; 44,408,200 shares issued and outstanding, actual, shares issued and outstanding, as adjusted, shares issued and outstanding, as further adjusted	444
Additional paid-in capital	438,189
Retained earnings	9,943
Accumulated other comprehensive income	27,224
Total shareholders' equity	475,800
Total capitalization	$1,129,093	$	$

(1)	Pursuant to Securitization No. 1, ACS, a newly formed trust, issued $560 million of floating rate aircraft lease-backed securities secured by ownership interests in certain of our subsidiaries that own 40 of our aircraft and the related aircraft leases. We retained 100% of the residual economic interests in the aircraft underlying Securitization No. 1. Proceeds from Securitization No. 1, after deducting $ in expenses, were used to repay $487.0 million of indebtedness under, and to terminate, Credit Facility No. 1, to return $36.9 million to the Fortress shareholders in exchange for the cancellation of 3,693,200 of our common shares and the purchase of 277,000 common shares by employees and a director nominee in May 2006.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by $ million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	As of May 22, 2006, we had $100.2 million outstanding under Credit Facility No. 2, which amounts we expect to repay in full with proceeds from this offering.

(4)	On January 31, 2006, the Fortress shareholders committed to contribute up to an additional $100 million of equity to AL. On February 8, 2006 the Fortress shareholders contributed $36.9 million pursuant to the aforementioned commitment in exchange for 3,693,200 of our common shares. On June , 2006, we returned $36.9 million to the Fortress shareholders in exchange for the cancellation of 3,693,200 of our common shares. After the return of the cash, the $100 million commitment was reinstated in full. This commitment will terminate upon completion of this offering.

Dilution

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Adjusted net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of our common shares then issued and outstanding after giving effect to (i) Securitization No. 1 and the use of proceeds therefrom, (ii) the payment of an ordinary dividend from current earnings in the amount of $             per common share, or an aggregate of $             million, declared by our board of directors and paid on                 , 2006 and (iii) the purchase of 277,000 common shares by employees and a director nominee in May 2006.

Our adjusted net tangible book value as of March 31, 2006, was approximately $            , or approximately $             per share based on the                    common shares, including          restricted shares, issued and outstanding as of such date. After giving further effect to our sale of common shares in this offering at the initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and estimated expenses related to this offering, our as further adjusted net tangible book value as of March 31, 2006 would have been $         , or $         per share (assuming no exercise of the underwriters' over-allotment option). This represents an immediate and substantial dilution of $         per share to new investors purchasing common shares in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$

Adjusted net tangible book value per share as of March 31, 2006	$
Decrease in adjusted net tangible book value per share attributable to this offering

As further adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would (decrease) increase our as further adjusted net tangible book value (deficit) by $         million, the as further adjusted net tangible book value (deficit) per share after this offering by $         per share and the decrease in as further adjusted net tangible book value (deficit) to new investors in this offering by $         per share, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of March 31, 2006, the differences between the number of common shares purchased from us, the total price and the average price per share paid by existing shareholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Common Shares Purchased		Total		Average Price Per Share
	Number	Percent	Amount	Percent
(in Thousands)
Existing shareholders		%	$	%	$
New investors
Total		%	$	%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by $         million, $         million and $         , respectively, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and other expenses of the offering.

Selected Historical Consolidated Financial Data

The following tables set forth our selected historical consolidated financial data as of December 31, 2004 and 2005 and for the period from our inception to December 31, 2004 and the year ended December 31, 2005 and selected historical consolidated financial data as of and for the three months ended March 31, 2005 and 2006. We commenced operations in October 2004 and therefore the information presented for the year ended December 31, 2004 reflects our results of operations for the period from October 29, 2004 through December 31, 2004 only. You should read this information in conjunction with the information under ‘‘Management's Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Business’’ and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical consolidated statements of operations data and consolidated balance sheets data as of December 31, 2004 and 2005 and for the period from our inception through December 31, 2004 and the year ended December 31, 2005 have been derived from our audited consolidated financial statements and are included elsewhere in this prospectus. The statement of operations data and consolidated balance sheets data as of and for the three months ended March 31, 2005 and 2006 have been derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Period From October 29, 2004 (Commencement of Operations) Through December 31,	Year Ended December 31,	Three Months Ended March 31,
	2004	2005	2005	2006
Statements of Operations Data (Dollars in thousands, except per share data):
Lease rentals	$78	$32,978	$1,862	$31,371
Interest income	—	2,942	325	1,641
Other revenue	—	106	—	—
Total Revenues	78	36,026	2,187	33,012
Depreciation	390	14,460	1,462	9,915
Interest, net of interest income	(9)	7,739	313	7,717
Selling, general and administrative expenses	1,117	12,595	1,548	5,954
Other Expenses	45	1,171	69	641
Total expenses	1,543	35,965	3,392	24,227
Income (loss) from continuing operations before income taxes	(1,465)	61	(1,205)	8,785
Income tax provision	—	940	169	1,004
Income (loss) from continuing operations	(1,465)	(879)	(1,374)	7,781
Earnings from discontinued operations, net of income taxes	—	1,107	—	3,399
Net income (loss)	$(1,465)	$228	(1,374)	11,180
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.03)	$.19
Earnings from discontinued operations, net of income taxes	—	.03	—	.08
Net income (loss)	$(.04)	$.01	$(.03)	$.27
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.04)	$(.02)	$(.03)	$.19
Earnings from discontinued operations, net of income taxes	—	.03	—	.08
Net income (loss)	$(.04)	$.01	$(.03)	$.27

	As of December 31,		As of March 31,
	2004	2005	2006
Consolidated Balance Sheets Data (Dollars in thousands, except per share data):
Cash and cash equivalents	$—	$79,943	$27,554
Debt securities, available-for-sale	—	26,907	120,558
Restricted cash and cash equivalents	—	40,652	92,666
Flight equipment held for lease, net of accumulated depreciation	94,430	746,124	941,692
Total assets	104,981	967,532	1,218,462
Borrowings under credit facilities	—	490,588	568,859
Repurchase agreements	—	8,665	84,434
Security deposits and maintenance payments	3,474	37,089	62,518
Total liabilities	5,746	556,596	742,662
Total shareholders' equity	99,235	410,936	475,800
Total liabilities and shareholders' equity	104,981	967,532	1,218,462
Cash dividends declared per common share	$—	$—	$—

Management's Discussion and Analysis of
Financial Condition and Results of Operations

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see ‘‘Special Note Regarding Forward-Looking Statements’’ for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this prospectus, including ‘‘Capitalization,’’ ‘‘Summary Consolidated Financial Information’’ and ‘‘Selected Historical Consolidated Financial and Operating Data.’’ The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under ‘‘Risk Factors’’ and included elsewhere in this prospectus.

OVERVIEW

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of March 31, 2006, our aircraft portfolio consisted of 42 aircraft that were leased to 24 lessees located in 16 countries and managed through our offices in the United States, Ireland and Singapore. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs. We also make investments in other aviation assets, including debt securities secured by commercial jet aircraft. As of May 22, 2006, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.2 billion and $244.2 million, respectively, for a total of $1.4 billion. Our revenues and income from continuing operations for the quarter ended March 31, 2006 were $33.0 million and $7.8 million, respectively.

We expect to pay substantially all of our earnings to our shareholders as dividends. We plan to grow our earnings and dividends per share through the acquisition of additional aviation assets using cash on hand and available credit facilities. We expect to finance our acquisitions on a long-term basis using low-cost, non-recourse securitizations. In June 2006, we closed our first securitization, a $560 million transaction comprising 40 aircraft. This transaction was structured to enable us to pay predictable dividends to shareholders based on contractual lease cash flows net of expenses, interest and scheduled principal amortization. On                             , 2006, our board of directors declared an ordinary dividend of $             per common share for the three months ended                             , 2006, which is payable on                         , 2006.

Segments

We manage our business and analyze and report our results of operations on the basis of the following two business segments: Aircraft Leasing and Debt Investments. We present our segment information on a contribution margin basis consistent with the information that our Chief Executive Officer (the chief operating decision maker) reviews in assessing segment performance and allocating resources. Contribution margin includes revenue, depreciation, interest expense and other expenses that are directly connected to our business segments. We believe contribution margin is an appropriate measure of performance because it reflects the marginal profitability of our business segments excluding overhead.

Aircraft Leasing

All of our aircraft are currently subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs. We retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease. As of March 31, 2006, our portfolio consisted of 42 aircraft on lease to 24 lessees in 16 countries with a net book value of $941.7 million. The weighted average (by net book value) age of the aircraft in the portfolio from the date of delivery by manufacturer to March 31, 2006, was 8.7 years. The weighted average (by net book value) remaining lease term as of March 31, 2006 was 4.2 years.

Debt Investments

We also invest in debt securities secured by commercial jet aircraft, including enhanced equipment trust certificates, and other forms of collateralized debt. We believe our experience in the aircraft leasing business coupled with knowledge of structured finance, enables us to make opportunistic investments in this market sector. Our intent is not to actively trade debt investments, and accordingly we have classified debt investments purchased to date as available-for-sale as defined in Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. As of December 31, 2005, we owned debt securities secured by aircraft with a fair value of $26.9 million. From January 1, 2006 through March 31, 2006 we made two additional investments in debt securities secured by aviation assets. At March 31, 2006, our debt investment portfolio consisted of six such debt securities with a fair value of $120.6 million.

Revenues

Revenues in our Aircraft Leasing segment are comprised of operating lease rentals on flight equipment held for lease. The amount of rent we receive depends on various factors, including the type, size and age of the aircraft in our portfolio. Lease rental revenue is recognized on a straight-line basis over the term of the lease. Our aircraft lease agreements generally provide for the periodic payment of a fixed amount of rent over the life of the lease. However, the amount of rent we receive may vary due to several factors, including the credit worthiness of our lessees and the occurrence of delinquencies and defaults. Our lease rental revenues are also affected by the extent to which aircraft are off-lease, and our ability to remarket aircraft that are nearing the end of their leases in order to minimize their off-lease time. Our success in re-leasing aircraft is affected by market conditions relating to our aircraft and by general industry trends. An increase in the percentage of off-lease aircraft or a reduction in lease rates upon remarketing would negatively impact our revenues.

Revenues in our Aircraft Leasing segment for the quarter ended March 31, 2006 were $31.4 million as compared to $33.0 million for the full year ended December 31, 2005. Our revenues are expected to increase significantly from 2005 to 2006 as a result of aircraft acquisitions in late 2005 as well as actual and planned aircraft acquisitions throughout 2006.

Revenues in our Debt Investment segment are recognized using the effective interest method. Certain investments which represent residual interests are accounted for using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest.

Revenues in our Debt Investment segment for the quarter ended March 31, 2006 were $1.6 million as compared to $3.0 million for the full year ended December 31, 2005. We expect revenues to increase in 2006 as a result of the purchase of $92.7 million of debt securities in February 2006.

Operating Expenses

Operating expenses are comprised of depreciation of flight equipment held for lease, interest expense, selling, general and administrative expenses, or SG&A, and other expenses. As we continue to grow, we expect that depreciation of flight equipment held for lease and interest expense will grow proportionately with revenue growth. We also expect that SG&A will decline as a percentage of revenues as we leverage our existing infrastructure over a greater revenue base.

Since our operating lease terms generally require the lessee to pay for operating, maintenance and insurance costs, our portion of other expenses relating to aircraft reflected in our statement of operations has been nominal.

History

We were formed in October 2004 with a capital commitment of $400 million from funds managed by Fortress for the purpose of investing in aviation assets. This commitment was fully contributed by the end of 2005. On January 31, 2006, the Fortress shareholders committed to contribute up to an additional $100 million of equity to us. On February 8, 2006, the Fortress shareholders contributed $36.9 million pursuant to the aforementioned commitment in exchange for 3,693,200 of our common shares. On June     , 2006, we returned the $36.9 million to the Fortress shareholders in exchange for the cancellation of 3,693,200 of our common shares. After the return of the cash, the $100 million commitment was reinstated in full. This commitment will terminate upon the completion of this offering.

We are organized under Bermuda law and have received confirmation from the Bermuda government exempting us and our subsidiaries from local Bermuda income, withholding and capital gains taxes until March 2016. All of our aircraft-owning subsidiaries are non-U.S. corporations that, depending upon the flight activities of the leased aircraft, generally earn income from sources outside the United States that are not subject to U.S. federal income tax. Income earned by our non-U.S. subsidiaries that is attributable to leased aircraft used for flights to or from places within the United States may be subject to U.S. federal income tax. In addition, certain of our non-U.S. subsidiaries may be subject to state and local income taxes on a portion of their income as a result of aircraft used for flights to or from particular states or localities. We own our debt securities in a Bermuda corporation. Earnings of this corporation are not subject to U.S. federal income tax because we qualify for the portfolio interest exception. We have a U.S. based subsidiary which provides management services to our non-U.S. subsidiaries and is subject to U.S. federal, state and local income taxes.

Acquisitions and Dispositions

Our financial results are impacted by the timing and size of acquisitions and dispositions we complete. As of May 22, 2006, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.2 billion and $244.2 million, respectively, or a total of $1.4 billion. To date we have sold one aircraft, and one debt security.

We believe the large and growing aircraft market continues to evolve, generating significant additional acquisition opportunities. Our acquisition strategy is flexible and allows us to take advantage of the best available market opportunities. Currently, we are primarily focused on acquiring high-utility commercial jet aircraft and we may also make opportunistic acquisitions of other asset-backed aviation assets. Our business strategy has been to pursue acquisitions through multiple channels across the world, such as sale-leasebacks with airlines and purchases from operating lessors, banks and other aircraft owning entities. We also explore opportunities to purchase aircraft from manufacturers from time to time. Our ability to successfully and efficiently acquire and integrate additional aviation assets on favorable terms will significantly impact our financial results and growth prospects.

Finance

A key aspect of our growth strategy is our capital management approach, which supports the financing of our acquisitions of aircraft and other aviation assets. We typically finance the initial purchase of aircraft and other aviation assets using flexible, committed short-term credit arrangements and cash on hand. We believe our ability to execute acquisitions expeditiously and without financing contingencies has benefited us in competitve bidding situations. Our short-term borrowed funds for our aircraft acquisitions and repurchase obligations for our securities are provided by secured term credit facilities from banks. See ‘‘— Liquidity and Capital Resources — Credit Facilities.’’

We intend to access the securitization market or other cost effective markets to provide long-term financing for our aircraft portfolio. On June     , 2006, we closed our first securitization of 40 aircraft, which we refer to as Securitization No. 1. The ACS 2006-1 Pass Through Trust, a newly formed trust, issued certificates representing undivided interests in $560 million of floating rate asset-backed notes, which we refer to as notes, supported by 40 aircraft which we refer to as Portfolio No. 1. The principal balance of the notes is equal to 54.8% of the Initial Appraised Value of Portfolio No. 1 of $1.022 billion. Initial Appraised Value is the lesser of the mean and the median of base value appraisals obtained from three internationally recognized appraisal firms. during the period October 2005 through December 2005. We retained 100% of the residual economic interests in Portfolio No. 1.

The notes bear interest at one-month LIBOR plus 0.27%. Financial Guaranty Insurance Company, or FGIC, issued a financial guaranty insurance policy to support the payment of interest when due on the certificates and the payment of the pool balance of the certificates on the final distribution date. The certificates are rated Aaa and AAA by Moody's Investor Service and Standard & Poor's rating services, respectively. We have entered into a series of interest rate hedging contracts intended to hedge the interest rate exposure associated with issuing floating-rate obligations backed by primarily fixed-rate lease assets. These contracts, together with the guarantee premium, the spread referenced above and other costs of trust administration, result in a fixed rate cost of         % per annum, before the amortization of issuance fees and expenses.

We are currently utilizing a $500 million senior secured credit facility to finance up to 85% of the net book value of certain aircraft not included in Securitization No. 1. For a detailed description of this credit facility, see ‘‘Description of Indebtedness — Credit Facility No. 2.’’ We expect to continue to purchase aircraft using our credit facilities plus cash on hand and, once a portfolio of 30 to 50 aircraft has been acquired, finance the portfolio on a long-term basis using a securitization structure similar to Securitization No. 1.

Based on our expected aircraft acquisition plan, we anticipate completing one or two portfolio securitizations per year and one or two additional equity offerings per year. Our ability to successfully complete these securitizations and equity offerings on favorable terms will have a significant impact on our results of operations and financial condition.

RESULTS OF OPERATIONS

Comparison of the Period from October 29, 2004 (Commencement of Operations) to December 31, 2004 to the Year Ended December 31, 2005

Our financial results for 2004 are not representative of a full year of operations and are not significant because our operations commenced on October 29, 2004. Similarly, our results of operations for the year ended December 31, 2005 are not representative of a full year of operations as we continued to ramp up operations through the purchase of aircraft and the employment of key personnel. In general, the changes for the period from October 29, 2004 (Commencement of Operations) to December 2004 as compared to the year ended December 31, 2005 are not comparable.

During 2004, we operated in one business segment, Aircraft Leasing. In the first quarter of 2005, we commenced a second segment, Debt Investments, engaged in investing in debt securities.

Revenues and Contribution Margin

Contribution margin by segment for the year ended December 31, 2005 is as follows:

	Year Ended December 31, 2005
(Dollars in thousands)	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$32,978	$—	$32,978
Interest income	—	2,942	2,942
Other revenues	2	104	106
Total revenues	32,980	3,046	36,026
Expenses
Depreciation	14,295	—	14,295
Interest	8,930	173	9,103
Other expenses	1,078	—	1,078
Total expenses	24,303	173	24,476
Contribution margin	$8,677	$2,873	$11,550

Aircraft Leasing

For the year ended December 31, 2005, the contribution margin of our Aircraft Leasing segment was $8.7 million on $33.0 million of revenue. At December 31, 2005, we owned 32 aircraft held for lease, all of which were on lease. During 2005, the number of aircraft we owned increased from three aircraft at December 31, 2004 to 32 aircraft at December 31, 2005. For the year ended December 31, 2005, our aircraft leasing revenue of $33.0 million, depreciation expense of $14.3 million and interest expense of $8.9 million reflect the growth of operations during 2005.

For the same period, other expenses primarily consisted of aircraft insurance of $526,000, lease rental expenses of $317,000 and flight equipment repairs of $235,000.

We expect revenue and all of our aircraft leasing expenses to increase in 2006 as we continue to acquire and lease more aircraft and record a full year of lease rental revenue and expenses related to aircraft purchased in 2005.

Debt Investments

For the year ended December 31, 2005, the contribution margin of our Debt Investments segment was $2.9 million on $3.0 million of revenue. At December 31, 2005, we owned $26.9 million of aircraft related debt securities. For the year ended December 31, 2005, revenues from Debt Investments consisted of interest income totaling $2.9 million and interest expense consisted of interest on repurchase agreements totaling $173,000.

Selling, General and Administrative and Other Expenses

Total contribution margin for reportable business segments is reconciled to income from continuing operations before income taxes as follows:

(Dollars in thousands)

Contribution margin	$11,550
Selling, general and administrative expenses	(12,595)
Depreciation and other expenses	(258)
Interest income on cash balances	1,364
Income from continuing operations before income taxes	$61

For the year ended December 31, 2005, selling, general and administrative expenses of $12.6 million primarily consisted of personnel expenses and other SG&A expenses. Personnel expenses totaling $7.4 million consisted of compensation costs of $6.1 million, relocation and recruiting costs of $1.1 million and benefits of $163,000. At December 31, 2005, we had 29 employees. We expect compensation and benefits costs to increase in 2006 as we hire additional personnel and incur a full year of costs related to employees hired in 2005.

For the year ended December 31, 2005, other SG&A expenses totaling $5.2 million consisted of legal, accounting and tax fees and other expenses. Legal fees incurred in 2005 related primarily to the legal organization and administration of Aircastle and its various subsidiaries. We anticipate an increase in legal, accounting and tax fees in 2006 in connection with this offering and operating as a public company.

Income Tax Provision

We have confirmation from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

All of our aircraft-owning subsidiaries are foreign corporations that, depending upon the flight activities of the leased aircraft, generally earn income from sources outside the United States and therefore are exempt from U.S. federal, state and local income taxes. We have a U.S. based subsidiary which provides management services to our non-U.S. subsidiaries and is subject to U.S. federal, state and local income taxes.

Our provision for income taxes for the year ended December 31, 2005 was $0.9 million. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in jurisdictions that impose income taxes.

Discontinued Operations

During 2005, we purchased an aircraft and immediately held it for sale. The aircraft is classified on the balance sheet as flight equipment held for sale and all operating activities are classified as discontinued operations. No depreciation expense was recorded on this aircraft.

For the year ended December 31, 2005, earnings from discontinued operations, net of taxes, totaled $1.1 million. The aircraft earned lease rentals in the amount of $1.6 million and incurred interest expense of $404,000 for the year ended December 31, 2005. Income taxes associated with the aircraft was $115,000. The aircraft was sold on March 29, 2006 for a $2.2 million gain and the related debt in the amount of $36.7 million was repaid on March 30, 2006.

Comparison of the Three Months Ended March 31, 2005 to the Three Months Ended March 31, 2006

Our results of operations for the three months ended March 31, 2005 are not comparable to our results of operations for the three months ended March 31, 2006 primarily due to our significant growth. We owned 42 aircraft with a net book value of $941.7 million at March 31, 2006 as compared to six aircraft with a net book value of $123.4 million at March 31, 2005. At March 31, 2005 and 2006, we had borrowed $43.1 million and $568.9 million, respectively, under our credit facilities. We had eight employees at March 31, 2005 as compared to 32 employees at March 31, 2006. In general, the increases for the three months ended March 31, 2006 as compared to the three months ended March 31, 2005 are related to the acquisition of aviation assets, increased borrowings under our credit facilities and the addition of employees.

Revenues and Contribution Margin

Contribution margin by segment for the three months ended March 31, 2005 is as follows:

(Dollars in thousands)	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$1,862	$—	$1,862
Interest income	—	325	325
Total revenues	1,862	325	2,187
Expenses
Depreciation	1,462	—	1,462
Interest	342	—	342
Other expenses	69	—	69
Total expenses	1,873	—	1,873
Contribution margin	$(11)	$325	$314

Aircraft Leasing

For the three months ended March 31, 2005, the contribution margin of our Aircraft Leasing segment was ($11,000) on $1.9 million of revenue. At March 31, 2005, we owned six aircraft, of which three were on lease. For the three months ended March 31, 2005, our aircraft leasing revenue of $1.9 million, depreciation expense of $1.5 million, interest expense of $342,000 and other expenses of $69,000 reflect the growth of operations during this period of time.

Debt Investments

For the three months ended March 31, 2005, the contribution margin of our Debt Investments segment was $325,000 on $325,000 of revenue. At March 31, 2005, we owned $23.1 million of debt securities with no associated debt. At March 31, 2005, the debt securities had $77,000 of unrealized gains as reflected in accumulated other comprehensive income.

Contribution margin by segment for the three months ended March 31, 2006 is as follows:

(Dollars in thousands)	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$31,371	$—	$31,371
Interest income	—	1,641	1,641
Total revenues	31,371	1,641	33,012
Expenses
Depreciation	9,802	—	9,802
Interest	7,912	868	8,780
Other expenses	641	—	641
Total expenses	18,355	868	19,223
Contribution margin	$13,016	$773	$13,789

Aircraft Leasing

For the three months ended March 31, 2006, the contribution margin of our Aircraft Leasing segment was $13.0 million on $31.4 million of revenue. At March 31, 2006, we owned 42 aircraft held for lease as compared to 32 aircraft held for lease at December 31, 2005 and six aircraft held for lease at March 31, 2005. All of the aircraft were on lease at March 31, 2006. Aircraft leasing revenue of $31.4 million, depreciation expense of $9.8 million, interest expense of $7.9 million and other expenses of $641,000 all increased relative to the three months ended March 31, 2005 due to the increase in the size of our aircraft portfolio.

Debt Investments

For the three months ended March 31, 2006, the contribution margin of our Debt Investments segment was $773,000 on $1.6 million of revenue. The debt securities earned $1.6 million in interest income for the three months ended March 31, 2006. At March 31, 2006, we owned $120.6 million of debt securities with $13.7 million of unrealized gains as reflected in accumulated other comprehensive income at March 31, 2006.

Selling, General and Administrative and Other Expenses

Total contribution margin for reportable business segments is reconciled to income from continuing operations before income taxes as follows:

	Three Months Ended March 31,
(Dollars in thousands)	2005	2006
Contribution margin	$314	$13,789
Selling, general and administrative expenses	(1,548)	(5,954)
Depreciation and other expenses	—	(113)
Interest expense (interest income on cash balances)	29	1,063
Income from continuing operations before income taxes	$(1,205)	$8,785

For the three months ended March 31, 2005 and 2006, selling, general and administrative expenses of $1.5 million and $6.0 million, respectively, primarily consisted of personnel expenses and other SG&A expenses. Personnel expenses of $1.2 and $3.8 million, respectively, consisted primarily of compensation costs totaling $633,000 and $3.7 million and relocation and recruiting costs of $571,000 and $91,000, respectively. We expect compensation and benefits costs to increase in 2006 as we hire additional personnel and incur a full year of costs related to employees hired in 2005.

For the three months ended March 31, 2005 and 2006, other SG&A expenses totaling $0.3 million and $2.2 million, respectively, primarily consisted of legal, accounting and tax and other expenses. Legal fees incurred in 2005 and 2006 related primarily to the legal organization and administration of Aircastle and its various subsidiaries. We anticipate an increase in legal, accounting and tax fees in 2006 in connection with this offering and operating as a public company.

Income Tax Provision

We have confirmation from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

All of our aircraft-owning subsidiaries are foreign corporations that, depending upon the flight activities of the leased aircraft, generally earn income from sources outside the United States and therefore are exempt from U.S. federal, state and local income taxes. We have a U.S. based subsidiary which provides management services to our non-U.S. subsidiaries and is subject to U.S. federal, state and local income taxes.

Our provision for income taxes for the three months ended March 31, 2006 was $1 million. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in jurisdictions that impose income taxes.

Discontinued Operations

For the three months ended March 31, 2006, earnings from discontinued operations totaled $3.4 million. During 2005, we purchased an aircraft and immediately held it for sale. The aircraft earned lease rentals in the amount of $2.1 million and incurred interest expense of $528,000. Income taxes associated with the aircraft were $448,000. This aircraft was sold on March 29, 2006 for a $2.2 million gain and the related debt in the amount of $36.7 million was repaid.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and currently available information. Actual results may differ from such estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require our most subjective judgments, estimates and assumptions. Our most critical accounting policies and estimates are described below.

Lease Revenue Recognition

Our operating lease rentals are recognized on a straight-line basis over the term of the lease. We will neither recognize revenue nor record a receivable from a customer when collectibility is not reasonably assured. Estimating whether collectibility is reasonably assured requires some level of subjectivity and judgment. When collectibility is not certain, the customer is placed on non-accrual status and revenue is recognized when cash payments are received. Management determines whether customers should be placed on non-accrual status. When we are reasonably assured that payments will be received in a timely manner, the customer is placed on accrual status. The accrual/non-accrual status of a customer is maintained at a level deemed appropriate based on factors such as the customer credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions. Events or circumstances outside of historical customer patterns can result in changes to a customer’s accrual status.

Income and Valuation of Debt Securities

Income on debt securities is recognized using the effective interest method. Certain investments which represent residual interest are accounted for using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults). These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. These uncertainties and contingencies are difficult to predict and are subject to future events and economic and market conditions, which may alter the assumptions. We have classified our investments in debt securities as available for sale. As such, they are carried at fair value with any net unrealized gains and losses reported as a component of accumulated other comprehensive income. Fair value is based primarily upon broker quotations, as well as counterparty quotations, which provide valuation estimates based upon reasonable market order indications or a good faith estimate thereof. These quotations are subject to significant variability based on market conditions, such as interest rates and credit spreads. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in our results of operations and financial position. At March 31, 2006, each of our debt securities available for sale has unrealized gains.

Flight Equipment

Flight equipment held for lease is stated at cost and depreciated using the straight-line method over a 25 year life from the date of manufacture to estimated residual values.

Estimated residual values are generally determined to be approximately 15% of the manufacturer's estimated realized price for flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of value. Examples of situations where exceptions may arise include but are not limited to:

•	flight equipment where estimates of the manufacturer's realized sales prices are not relevant (e.g., freighter conversions);

•	flight equipment where estimates of the manufacture's realized sales prices are not readily available; and

•	flight equipment which may have a shorter useful life due to obsolescence.

In accounting for flight equipment held for lease, we make estimates about the expected useful lives, the fair value of attached leases and the estimated residual values. In estimating useful lives, fair value of leases and residual values of our aircraft, we rely upon actual industry experience with the same or similar aircraft types and our anticipated utilization of the aircraft.

Determining the fair value of attached leases requires us to make assumptions regarding the current fair values of leases for specific aircraft. We estimate a range of fair values of like aircraft in order to determine if the attached lease is within a fair value range. If a lease is below or above fair value range, we present value the estimated amount below or above fair value range over the remaining term of the lease. Lease premiums or discounts are amortized into lease rental income over the remaining term of the lease.

Our flight equipment held for lease is evaluated for impairment when events and circumstances indicate that the assets may be impaired. Indicators include third party appraisals of our aircraft, adverse changes in market conditions for specific aircraft types and the occurrence of significant adverse changes in general industry and market conditions that could affect the fair value of our aircraft.

Derivative Financial Instruments

In the normal course of business we utilize derivative instruments to manage our exposure to interest rate risks. We account for derivative instruments in accordance with SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (‘‘SFAS No.133’’). In accordance with SFAS No.133, all derivatives are recognized on the balance sheet at their fair value. We obtain the values on a quarterly basis from the counter party of the derivative contracts. When hedge treatment is achieved under SFAS No.133, the changes in fair values related to the effective portion of the derivatives are recorded in other comprehensive income or in income, depending on the designation of the derivative as a cash flow hedge. The ineffective portion of the derivative contract is calculated and recorded in income at each quarter end.

At inception of the hedge, we choose a method of ineffectiveness calculation, which we must use for the life of the contract. For a majority of our hedges, we use the ‘‘change in variable cash flows method’’ for calculation of hedges not considered to be perfectly effective. In the case of swap transactions, the calculation involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the swap and the present value of the cumulative change in the expected future interest cash flows on the floating-rate liability. The difference is the calculated ineffectiveness and is recorded in income.

We use the ‘‘hypothetical trade method’’ for hedges that do not qualify for the ‘‘change in variable cash flow method’’ under SFAS No.133. The calculation involves a comparison of the change in the fair value of a hypothetical trade to the change in the fair value of the hedge. The difference is the calculated ineffectiveness and is recorded in income.

Share Based Payments

Compensation costs relating to share based payments are recognized based on the fair value of the equity instruments issued in accordance SFAS No. 123(R), Share Based Payment. We use the straight line method of accounting for compensation cost on share based payment awards that contain pro-rata vesting provisions. The fair value of the equity instruments was determined based on a valuation which takes into account various assumptions that are subjective. Such assumptions involved projecting our earnings through the date of the anticipated initial public offering to develop an estimated annualized rate of earnings and annualized earnings and dividends per share. Key assumptions used in developing the projection included expected monthly acquisition volume through the date of an initial public offering, leverage and interest costs, revenues from new aircraft acquisitions and the growth of selling, general and administrative expenses. We anticipate that the current requisite service periods will be obtained for employees with awards.

LIQUIDITY AND CAPITAL RESOURCES

We have been able to meet our liquidity requirements from several sources, including:

•	Lines of credit and other secured borrowings;

•	Equity contributions from our shareholders;

•	Aircraft lease revenues; and

•	Principal and interest payments received on debt securities.

We expect that cash on hand and cash flow provided by operations, as well as our credit facilities, will satisfy our short-term liquidity needs with respect to our current portfolios of aircraft and debt securities over the next 12 months.

The acquisition of aircraft and debt securities drives our growth and fuels our long-term need for liquidity. It is our intention to fund future aircraft acquisitions initially through borrowings under our credit facilities, and to repay all or a portion of such borrowings from time to time with the net proceeds from subsequent securitizations and additional equity issuances. It is also our intention to finance investments in debt securities with borrowings arranged at the time of the investment which may include entering into repurchase agreements. Therefore, our ability to execute our business strategy, particularly the growth of our acquisitions, depends to a significant degree on our ability to obtain additional debt and equity capital. Depending on the volume of aircraft acquisitions and opportunities to invest in debt securities, we will likely seek to execute one or two additional securitizations and may seek to execute one or two secondary equity offerings during the course of the next 12 months. Decisions by investors and lenders to enter into such transactions with us will depend upon a number of factors, such as our historical and projected performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and will enable us to pay dividends to our common shareholders as contemplated by our dividend policy. However, future deterioration in our performance or our markets could limit our ability to access these sources of financing and/or increase our cost of capital, which may negatively impact our ability to raise additional funds, grow our business and to pay dividends to our common shareholders.

Cash Flows

	Period Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
(Dollars in thousands)	2004	2005	2005	2006
Net cash flow provided by (used in) operating activities	$4,290	$20,562	$(1,886)	$13,904
Net cash flow used in investing activities	(97,405)	(742,144)	(51,313)	(255,159)
Net cash flow provided by financing activities	93,115	801,525	96,656	188,866

Net cash flow provided by operating activities totaled $4.3 million and $20.6 million for the period ended December 31, 2004 and for the year ended December 31, 2005, respectively. Operating activities used cash of $1.9 million in the first quarter of 2005 and provided cash of $13.9 million of cash in the first quarter of 2006. Operating activities generated cash in all periods except for the first quarter of 2005. Operating activities used cash in the first quarter of 2005 because only three of our six aircraft were on-lease, and because of an increase of $4.0 million in restricted cash related to the execution of Credit Facility No.1 on February 2005 and the resulting requirement to deposit security and maintenance payments into restricted cash accounts. Cash flow provided by operations is primarily generated from rents received pursuant to the lease agreements on our aircraft. It is reduced by interest expense on our borrowings and by selling, general and administrative expenses. The amount of rent we receive depends on various factors, including the type, size and age of our aircraft portfolio. Our aircraft lease agreements generally provide for the periodic payment of a fixed amount of rent over the life of the lease. The amount of rent we receive may vary due to several factors, including the credit-worthiness of our lessees and the occurrence of delinquencies and defaults. It is also affected by the extent to which aircraft are off-lease, and our ability to remarket aircraft that are nearing the end of their leases. Our success in re-leasing aircraft on favorable terms is affected by market conditions for our aircraft and by general industry trends. At December 31, 2005 and March 31, 2006, all of our aircraft were on-lease, compared to 65% on-lease (or two out of the three aircraft in our portfolio), based on book value, at December 31, 2004. An increase in the percentage of off-lease aircraft or a reduction in lease rates upon remarketing would negatively impact our revenue and cash flow from rents.

Cash flow from (used in) operations is also affected by the interest expense we pay on our credit facilities and by our decisions to hedge the risk of changing interest rates. All of our debt is currently floating rate and varies with changes in LIBOR. To the extent interest rates increase, we may be liable for more interest payments to our lenders. Our practice has been to hedge the expected future interest payments on a portion of our floating rate liabilities by entering into derivative contracts. However, we remain exposed to changes in interest rates to the extent we decide to remain unhedged and the degree to which our hedges are not perfectly correlated to the hedged future cash flows.

Net cash flow used in investing activities totaled $97.4 million and $742.1 million in 2004 and 2005, respectively, and $51.3 million and $255.2 million for the first quarters of 2005 and 2006, respectively. The period to period increases reflect an increase in investments in aircraft and debt securities available for sale as we have grown our business activities during this time. In the first quarter of 2005 we invested in $27.8 million of aircraft acquisitions and $23.0 million of debt securities as compared to acquisitions of $200.5 million of aircraft and $92.7 million of debt securities in the first quarter of 2006. In 2004, we acquired $97.4 million of aircraft (including $255,000 of capitalized improvements) and no debt securities. In 2005 we acquired $719.6 million of aircraft (including $30.5 million of capitalized improvements) and $29.4 million of debt securities.

Net cash flow provided by financing activities provided most of the cash used to invest in assets. In 2004, Fortress committed to invest $400 million of equity in us. Of this amount, $93.1 million was contributed in 2004 and $306.9 million was contributed in 2005. On January 31, 2006, the Fortress shareholders committed to contribute up to an additional $100 million of equity to us. On February 8, 2006, the Fortress shareholders contributed $36.9 million pursuant to the aforementioned commitment and in exchange for 3,693,200 of our common shares. On June , 2006, we returned the $36.9 million to the Fortress shareholders in exchange for the cancellation of 3,693,200 of our common shares. After the return of the cash, the $100 million commitment was reinstated in full. This commitment will terminate upon the completion of this offering. We also rely on variable rate liabilities to fund part of our acquisitions. In 2005, we borrowed a total of $490.6 million on secured credit facilities and $8.7 million on repurchase agreements. During the first quarter of 2006, we received cash from credit facilities of $78.3 million, net of repayments, to finance investments in aircraft, and we received cash from repurchase agreements of $75.8 million, net of repayments, to finance the acquisition of debt securities. The borrowings under our credit facilities were collateralized by leases on our aircraft, ownership interests in the subsidiaries that own the aircraft, cash on deposit in lockbox accounts and other assets held by the collateral agent and rights under the service provider agreement and certain other agreements.

Credit Facilities

At March 31, 2006, we had a $525 million secured credit facility, which we refer to as Credit Facility No. 1, to finance the acquisition of aircraft and related improvements. Of this amount, $487.0 million had been borrowed and $38.0 million was available. The interest rate on this facility was one-month LIBOR plus 1.50%, which at March 31, 2006 was 6.25% per annum. This facility was repaid in full with proceeds from Securitization No. 1 in June 2006 and terminated.

On February 28, 2006, we entered into another secured revolving credit facility to finance aircraft acquisitions, which we refer to as Credit Facility No. 2. This facility has a $500 million facility limit and a term of 18 months. As of March 31, 2006, we had borrowed $8.6 million under this facility. Borrowings under the credit facility are used to finance up to 85% of the net book value of aircraft. The facility requires the monthly payment of interest and principal, to the extent of 85% of any decrease in the net book value of the assets, through the final maturity of the facility on August 28, 2007. Borrowings under the credit facility bear interest at the one-month LIBOR rate plus 1.25% which at March 31, 2006 was 6.33% per annum. Additionally, we are subject to a 0.25% fee on the average daily amount of the unused portion of the facility. The facility limits our ability to pay dividends prior to any initial public offering. After this offering, the facility has no restrictions on the amount of dividends we can pay, provided we are not in default. Additionally, after the offering, we are required to maintain net worth, determined according to GAAP, of no less than $500 million.

Also at March 31, 2006, we had a $73.3 million secured credit facility to finance the acquisition of two aircraft which we refer to as Credit Facility No. 3. This was initially a $110.0 million facility and had also been used to finance the acquisition of a third aircraft, but was repaid in part upon the sale of one of our aircraft on March 29, 2006. The interest rate on the facility is one-month LIBOR plus 1.50%, which at March 31, 2006 was 6.20% per annum. The facility requires a monthly payment of interest and matures on October 24, 2006. We expect to either sell and/or obtain alternative sources of financing for these assets prior to the maturity date. However, we can give no assurances that we will be able to do so.

From time to time, we also enter into repurchase agreements to finance certain of our securities available for sale. At March 31, 2006, we had five outstanding repurchase transactions totaling $84.4 million. Four of the agreements provide for the payment of interest at one-month LIBOR plus 0.50% and one of the agreements, totaling $5.9 million, provides for the payment of interest at three-month LIBOR plus 0.75%. At March 31, 2006, the weighted average interest rate on our repurchase agreements was 5.25% per annum. The repurchase agreements provide for an original term to maturity ranging from six months to one year. At March 31, 2006, three of the repurchase transactions totaling $8.8 million are scheduled to mature in June 2006 and two of the repurchase transactions totaling $75.6 million are scheduled to mature in March 2007. If we cannot renew or replace these repurchase transactions as they mature we will be required to repay them from internal funds or alternative sources of financing, as to which no assurance can be given.

Our debt obligations contain various customary non-financial loan covenants. Such covenants do not, in management’s opinion, materially restrict our investment strategy or our ability to raise capital. We are in compliance with all of our loan covenants as of March 31, 2006.

The following table provides a summary of our credit facilities at March 31, 2006 (dollars in thousands):

Debt Obligation	Collateral	Commitment	Outstanding	Interest Rate	Final Stated Maturity
Credit Facility No. 1	Interests in aircraft leases, beneficial interests in aircraft owning entities and related interests	$525,000	$486,973	1-Month LIBOR + 1.50%	02/24/07
Credit Facility No. 2	Interests in aircraft leases, beneficial interests in aircraft owning entities and related interests	500,000	8,554	1-Month LIBOR + 1.25%	08/28/07
Credit Facility No. 3	Interests in aircraft leases, beneficial interests in aircraft owning entities and related interests	73,332	73,332	1-Month LIBOR + 1.50%	10/24/06
Repurchase Agreements	Securities available for sale	78,554	78,554	1-Month LIBOR + 0.50%	6/24/06 and 3/1/07
Repurchase Agreement	Securities available for sale	5,880	5,880	3-Month LIBOR + 0.75%	06/06/06
		$1,182,766	$653,293

Securitization

On June         , 2006, two of our subsidiaries, ACS Aircraft Finance Ireland plc and ACS Aircraft Finance Bermuda Limited, which we refer to together as the ACS Group, issued $560 million of Class A-1 notes, or the notes to a newly formed trust, ACS 2006-1 Pass Through Trust , or the trust.

The trust simultaneously issued a single class of Class G-1 pass through trust certificates, or the certificates, representing undivided interests in the notes. Payments on the notes will be passed through to the holders of the certificates. The notes are secured by ownership interests in aircraft-owning subsidiaries of ACS Bermuda and ACS Ireland and the individual aircraft leases, any cash or other assets held by the security trustee and rights under the service provider agreements and certain other agreements and assets. Each of ACS Bermuda and ACS Ireland has fully and unconditionally guaranteed each other's obligations under the notes. However, the notes are neither obligations of or guaranteed by Aircastle Limited. The ACS Group used the proceeds from the sale of the notes to acquire directly or indirectly 40 aircraft from us and we paid for certain expenses incurred in connection with the offering of approximately $         million. We used $                     million of the proceeds we received from the sale of the aircraft to ACS Group to repay in full the amount outstanding under Credit Facility No. 1 and to return $36.9 million to Fortress in exchange for the cancellation of 3,693,200 of our common shares. The notes provide for monthly payments of interest at a floating rate of one-month LIBOR plus 0.27% and scheduled payments of principal. The scheduled payments of principal have been calculated such that the principal balance of the notes will be equal to 54.8% of the Initial Appraised Value of the aircraft, as such Initial Appraised Value is decreased over time by an assumed amount of depreciation. During the first five years of the transaction, subject to compliance with the debt service coverage ratio test in years four and five, all cash flows attributable to the underlying aircraft after payment of expenses, interest and scheduled principal payments, or excess securitization cash flows, will be available for distribution to us. We intend to use the excess securitization cash flow to pay dividends and to make additional investments. We expect to refinance the notes on or prior to June 2011. In the event that the notes are not repaid on or prior to June 2011, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders. If during year four or five of the transaction, the debt service coverage ratio test fails on two consecutive payment dates, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders.

During the twelve months subsequent to the closing of Securitization No. 1, the gross contracted lease rental revenues payable on Securitization No. 1 are scheduled to be approximately $121.8 million. Cash outflows of the securitization, not including remarketing expenses, are expected to be comprised of operating expenses, interest expense and principal amortization. The operating expenses incurred directly by Securitization No. 1 (exclusive of the servicing and administrative fees paid to us) are expected to be $3.8 million for the twelve month period. Interest expense incurred on the certificates and amortization of principal are expected to be $32.2 million and $21.5 million, respectively, for the twelve month period. Additionally, total depreciation on a GAAP basis for the initial twelve month period is expected to be $39.3 million, or $17.8 million in excess of principal amortization. Actual amounts may differ from estimated amounts. For a more detailed description of the securitization, see ‘‘Description of Indebtedness — Securitization.’’

Contractual Obligations

Our contractual obligations consist of principal and interest payments on variable rate liabilities, binding letters of intent to purchase aircraft and rent payments pursuant to our office leases. Total contractual obligations increased by $142.3 million during the first quarter of 2006 to $865.5 million as compared to year end 2005. The primary reasons for the increase are additional borrowings under our credit facilities to purchase aircraft and an increase in repurchase agreements to finance the acquisition of securities available for sale. The increase in payment obligations maturing in less than one year during the first quarter of 2006 reflects the February 24, 2007 maturity of Credit Facility No. 1.

We had no contractual obligations at December 31, 2004. The following table presents our contractual obligations and their maturity dates as of December 31, 2005:

Payments Due By Period as of December 31, 2005

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Credit Facility No. 1(1)(2)	$404,257	$38,145	$366,112	$—	$—
Credit Facility No. 3(1)	115,063	115,063	—	—	—
Repurchase agreements(1)	8,864	8,864	—	—	—
Operating leases(3)	3,416	474	969	995	978
Purchase obligations(4)	191,620	191,620	—	—	—
Total	$723,220	$354,166	$367,081	$995	$978

(1)	Includes interest on variable rate, LIBOR-based instruments at the December 31, 2005 rate.

(2)	Credit Facility No. 1 is was paid in full in June 2006 from a portion of the net proceeds of Securitization No. 1.

(3)	Represents contractual payments on our office lease in Stamford, Connecticut.

(4)	At December 31, 2005 we had binding letters of intent to acquire nine aircraft. All of the aircraft were acquired during 2006.

The following table presents our contractual obligations and their maturity dates as of March 31, 2006:

Payments Due By Period as of March 31, 2006

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Credit Facility No. 1(1)(2)	$492,740	$492,740	$—	$—	$—
Credit Facility No. 2(1)	9,294	1,071	8,223	—	—
Credit Facility No. 3(1)	75,327	75,327	—	—	—
Repurchase agreements(1)	86,126	85,154	972	—	—
Operating leases(3)	3,297	476	972	998	851
Purchase obligations(4)	198,700	198,700	—	—	—
Total	$865,484	$853,468	$10,167	$998	$851

(1)	Includes interest on variable rate, LIBOR-based instruments at the March 31, 2006 rate.

(2)	Credit Facility No. 1 was repaid in full in June 2006 from a portion of the net proceeds of our Securitization, No. 1.

(3)	Represents contractual payments on our office lease in Stamford, Connecticut.

(4)	At March 31, 2006, we had binding letters of intent to acquire 10 aircraft. Although the closing of each purchase is contingent on the seller meeting certain conditions precedent, we expect that all of the aircraft will be acquired during the second quarter of 2006. The purchase price of certain of the commitments are subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

Our hedging transactions using derivative instruments and our securities repurchase transactions also involve counterparty credit risk. The counterparties to our derivative arrangements and repurchase agreements are major financial institutions with high credit ratings. As a result, we do not anticipate that any of these counterparties will fail to meet their obligations. However, there can be no assurance that we will be able to adequately protect against this risk and will ultimately realize an economic benefit from our hedging strategies or recover the full value of the securities underlying our repurchase agreements in the event of a default by a counterparty.

Margin Calls

Our repurchase agreements and interest rate derivative instruments are also subject to margin calls based on the value of the underlying security and the level of interest rates. Margin calls resulting from decreases in the value of our debt investments or mark-to-market losses on our derivative instruments due to decreasing interest rates could require that we post additional collateral. Management believes that we maintain adequate cash reserves and liquidity to meet any reasonably possible margin calls resulting from these risks, but can make no assurances that we will have adequate additional collateral under all potential scenarios.

Capital Expenditures

We make capital expenditures from time to time in connection with improvements made to our aircraft. These expenditures include the cost of major overhauls necessary to place an aircraft in service and modifications made at the request of lessees. In 2004, we incurred $255,000 of capital expenditures. In 2005, we made a total of $30.5 million of capital expenditures related to the acquisition of aircraft. For the quarter ended March 31, 2006 we made a total of $1.5 million of capital expenditures related to the acquisition of aircraft.

As of March 31, 2006, the weighted average (by net book value) age of our aircraft was approximately 8.7 years. In general, the costs of operating an aircraft, including maintenance expenditures, increase with the age of the aircraft. Under our leases, the lessee is primarily responsible for maintaining the aircraft. We may incur additional maintenance and modification costs in the future in the event we are required to remarket an aircraft or a lessee fails to meet its maintenance obligations under the lease agreement. Under 23 of our leases, the lessee is required to make periodic payments to us in order to provide for the payment of maintenance tied to the usage of the aircraft. Under 17 of our leases the lessee may be required to make a maintenance payment to us at the end of the lease based upon certain utilization criteria. Two of our leases require that the lessee make both a monthly maintenance payment and an additional maintenance payment to us at the end of the lease term in certain circumstances. At March 31, 2006, we held $38.3 million of maintenance reserves. These maintenance reserves are paid by the lessee to provide for future maintenance events. Provided a lessee performs scheduled maintenance of the aircraft, we are required to reimburse the lessee for scheduled maintenance payments. In certain cases, we are also required to make lessor contributions, in excess of amounts a lessee may have paid, towards the costs of maintenance events performed by or on behalf of the lessee.

Actual maintenance payments in the future may be less than projected as a result of a number of factors, including defaults by the lessees. Maintenance reserves may not cover the entire amount of actual maintenance expenses incurred and there can be no assurance that our operational cash flow and maintenance reserves will be sufficient to fund maintenance requirements, particularly as our aircraft age. See ‘‘Risk Factors ‘‘If lessees are unable to fund their maintenance requirements on our aircraft, our cash flow and our ability to meet our debt obligations or to pay dividends on our common shares could be adversely affected.’’

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2004, December 31, 2005, March 31, 2005 or March 31, 2006.

Foreign Currency Risk and Foreign Operations

At March 31, 2006, except for one lease expiring in October 2006, where the lease rentals are payable in euros, all of the leases are payable in U.S. dollars. However, we incurred euro and Singapore dollar denominated expenses in connection with our branch offices in Ireland and Singapore. At the end of March 31, 2006, six of our 32 employees were based in Ireland and one employee was based in Singapore. For the three months ended March 31, 2006, expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs, aggregated approximately $0.7 million in U.S. dollar equivalents and represented approximately 10% of total selling, general and administrative expenses. Our international operations are a significant component of our business strategy and permit us to more effectively source new aircraft, service the aircraft we own and maintain contact with our lessees. Therefore, it is likely that our international operations, and our exposure to foreign currency risk, will increase over time. Although we have not yet entered into foreign currency hedges because our exposure to date has not been significant, if our foreign currency exposure increases we may enter into hedging transactions in the future to mitigate this risk. For the quarter ending March 31, 2005 we incurred a loss of $13,000 and for the quarter ending March 31, 2006 we incurred a loss of $9,000 on foreign currency transactions.

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements, debt investments, floating rate debt obligations and interest rate derivative instruments. Our lease agreements typically require the payment of a fixed amount of rent during the term of the lease. Similarly, our debt securities are generally collateralized largely by fixed rate aircraft leases, and provide for a fixed coupon interest rate. However, our borrowing agreements generally require payments based on a variable interest rate index, such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding increase in rents or cash flow from our securities. We are also exposed to loss on (i) our fixed-pay interest rate swaps to the extent interest rates decrease below the contractual fixed rates of our swaps and (ii) on our other interest rate derivative instruments.

Changes in interest rates may also impact our net book value as our debt securities and hedge derivatives are periodically marked-to-market. Generally, as interest rates increase the value of our fixed rate debt securities decreases. The magnitude of the decrease is a function of the difference between the coupon rate and the current market rate of interest, the average life of the securities and the face amount of the securities. We are also exposed to loss on (i) our fixed-pay interest rate swaps to the extent interest rates decrease below the contractual fixed rates of our swaps and (ii) on our other interest rate derivative instruments. In general, we would expect that over time, decreases in the value of our debt securities attributable to interest rate changes will be offset to some degree by increases in the value of our derivative instruments, and vice versa. However, our policy is to hedge only a portion of the variable rate interest payments on our outstanding and/or expected future debt obligations rather than hedge the amount of our investments, therefore, our assets remain partially unhedged. Furthermore, the relationship between spreads on debt securities and spreads on derivative instruments may vary from time to time, resulting in a net aggregate book value increase or decline. Changes in the general level of interest rates also can affect our ability to acquire new investments and our ability to realize gains from the settlement of such assets.

Hedging

The objective of our hedging policy is to adopt a risk adverse position with respect to changes in interest rates. Accordingly, we have entered into a number of interest rate swaps and interest rate forward contracts to hedge the current and expected future interest rate payments on our variable rate debt. Interest rate swaps are agreements in which a series of interest rate flows are exchanged with a third party over a prescribed period. An interest rate forward contract is an agreement to make or receive a payment at the end of the period covered by the contract, with reference to a change in interest rates. The notional amount on which a swap or forward contract is based is not exchanged. Our swap transactions typically provide that we make fixed rate payments and receive floating-rate payments to convert our floating-rate borrowings to fixed-rate obligations to better match the largely fixed-rate cash flows from our investments in flight equipment and debt securities. Similarly, our interest rate forward contracts typically provide for us to receive a payment if interest rates increase and make a payment if they decrease. However, we can give no assurance that our net income will not be adversely affected during any period as a result of changing interest rates. We held the following interest rate derivative contracts as of March 31, 2006:

Hedged Item	Notional Amount	Effective Date	Maturity Date	Floating Rate	Fixed Rate	Fair Value of Derivative Asset or (Liability)
	(Dollars in thousands)
Anticipated securitization(1)	$400,000	Mar-05	Aug 2010	1-Month LIBOR	4.61%	$9,791
Anticipated securitization(1)	200,000	Nov-05	Aug 2010	1-Month LIBOR	5.03%	1,733
Credit facility(2)	100,000	Mar-06	Mar 2011	1-Month LIBOR	5.07%	2,186
Repurchase Agreement(3)	74,000	Feb-06	Jul 2010	1-Month LIBOR	5.02%	(264)
Repurchase Agreement(4)	5,000	Dec-05	Sep 2009	3-Month LIBOR	4.94%	52
Repurchase Agreement(5)	2,900	Jun-05	Mar 2013	1-Month LIBOR	4.21%	188
Total	$781,900					$13,686

(1)	At March 31, 2006, we had two ten-year interest rate swaps with an aggregate notional amount of $600 million. The purpose of these swaps is to fix the anticipated future interest payments on the expected issuance of securitized notes. The terms of the interest rate swaps require us to pay a weighted average fixed rate of 4.75% per annum to the counterparty and to receive one-month LIBOR from the counterparty. The combined market value of the two swaps was a receivable of $11,524 at March 31, 2006. The interest rate swaps were treated as cash flow hedges for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(2)	On March 21, 2006, we entered into a series of interest rate forward contracts to hedge the variable interest rate payments on debt we expect to incur to finance aircraft acquisitions over the next year. The notional amounts of the initial forward contracts in that series start at $100 million with respect to the March 2006 forward contract and increase to a maximum of $500 million with respect to the September 2006 forward contract. The terms of the forward contracts provide for a comparison of, on average, a fixed rate of 5.07% per annum and of one month LIBOR. The aggregate market value of the forward contracts at March 31, 2006, was a receivable of $2.2 million. The interest rate forward contracts are treated as cash flow hedges for accounting purposes with fair value adjustments recorded as a component of other comprehensive income in our balance sheet.

(3)	In March 2006, we designated an interest rate swap which we had entered into in February 2006 as a hedge of the future variable-rate interest payments on a repurchase agreement we executed to finance our acquisition of securities. The interest rate swap has an initial notional principal amount of $74 million and decreases periodically based on estimated projected principal payments on the securities. The interest rate swap, which matures in July 2010, requires that we make semi-annual payments of a fixed rate of 5.02% per annum and receive monthly an amount based on the one-month LIBOR rate and the then current notional principal amount. At March 31, 2006 the market value of the swap was a payable of $264,000. The interest rate swap is treated as a cash flow hedge for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(4)	On December 5, 2005, we entered into a four-year interest rate swap with a notional amount of $5 million to hedge a floating-rate securities repurchase agreement we had entered into to finance our acquisition of securities. The swap requires that we make semi-annual fixed rate payments of 4.942% per annum and receive quarterly floating rate payments equal to three-month LIBOR. The market value of the swap was a receivable of $52,000 at March 31, 2006. The interest rate swap is treated as a cash flow hedge for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

(5)	On June 28, 2005, we entered into a seven-year interest rate swap with a notional amount of $2.9 million to hedge a floating-rate securities repurchase agreement we had entered into to finance our acquisition of securities. The swap requires that we make quarterly fixed rate payments at 4.205% per annum and receive monthly floating rate payments equal to one-month LIBOR. The market value of the swap was a receivable of $188,000 at March 31, 2006. The interest rate swap is treated as a cash flow hedge for accounting purposes with fair value adjustments recorded as a component of other comprehensive income on our balance sheet.

Related Party Transactions

Prior to this offering, substantially all of the ownership interests in Aircastle were beneficially owned by funds managed by affiliates of Fortress and our employees. In 2004, Fortress committed to invest $400 million of equity in AL, all of which was drawn as of December 31, 2005. On January 31, 2006, the Fortress shareholders committed to contribute up to $100 million of additional equity to us. On February 8, 2006, the Fortress shareholders contributed $36.9 million pursuant to the aforementioned commitment in exchange for 3,693,200 of our common shares. On June     , 2006, we returned the $36.9 million to the Fortress shareholders in exchange for the cancellation of 3,693,200 of our common shares. After the return of the cash, the $100 million commitment was reinstated. This commitment will terminate upon the completion of this offering.

During 2004 and part of 2005, our primary operations were managed by Fortress. Fortress, acting as manager, incurred direct operating costs on our behalf. These operating costs primarily included payroll costs, office supplies and professional fees paid to third parties. These costs are included in selling, general and administrative expenses in the consolidated statement of operations. As of December 31, 2004, ‘‘Due to affiliate’’ represented reimbursable expenditures of $1.1 million paid by Fortress in 2004. As of December 31, 2004, ‘‘Due from shareholder’’ represented cash of $7.6 million held on our behalf by a shareholder managed by Fortress. In 2005, all amounts due to or from affiliates were settled by cash payment. During a portion of 2005, we occupied space in facilities leased by Fortress and rent of $43,000, determined based on actual costs to Fortress, was reimbursed to Fortress.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes through our securities portfolio, our variable rate liabilities and our interest rate swap and forward contracts. Significant increases in interest rates could decrease the fair value of our debt securities, increase the amount of interest payments on our variable rate debt and reduce the spread we earn between our generally fixed-rate revenues and our variable rate interest expense. We enter into interest rate swaps and forward contracts to minimize the risks associated with variable rate debt.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our debt securities and variable rate liabilities, the table presents principal cash flows by expected maturity date and related weighted-average interest rates as of the end of each period. Weighted-average variable rates are based on implied forward rates as derived from appropriate annual spot rate observations as of the reporting date. For interest rate swaps and forward contracts, the table presents notional amounts by expected maturity date and weighted-average interest rates as of the end of each period.

	Face/Notional Amount March 31, 2006	Face/Notional Amounts Maturing						Fair Value at 3/31/06
		Twelve Months Ending March 31,
		2007	2008	2009	2010	2011	Thereafter
	(Dollars in thousands)
Fixed-Rate Assets
Securities Available for Sale	$120,943	$34,431	$19,604	$17,419	$26,601	$6,473	$16,416	$120,558
Average coupon rate, end of period(1)	7.78%	7.79%	7.80%	7.81%	8.04%	8.14%
Variable-Rate Liabilities(2)
Borrowing Under Credit Facilities	$568,859	$560,886	$7,993	$—	$—	$—	$—	$568,859
Average interest rate, end of period(2)	6.24%	5.64%	6.38%	—	—	—
Repurchase Obligations	$84,434	$8,787	$75,647	$—	$—	$—	$—	$84,434
Average interest rate, end of period(3)	5.25%	5.64%	5.63%	—	—	—
Interest Rate Swaps Related to Repurchase Agreements
Pay fixed/ receive variable	$81,900	$7,000	$28,000	$11,500	$19,500	$13,000	$2,900	$(24)
Average pay fixed rate	4.98%	4.98%	4.96%	4.94%	4.87%	4.21%
Average receive variable rate, end of period(4)(5)	4.65%	5.14%	5.13%	5.20%	5.25%	5.30%
Interest Rate Forwards Related to Credit Facilities
Notional amount(6)	$100,000	$—	$—	$—	$—	$—	$500,000	$2,186
Average pay fixed rate	5.74%	5.74%	5.74%	5.74%	5.74%	5.74%
Average receive variable rate, end of period(4)(5)	4.80%	5.14%	5.13%	5.20%	5.25%	5.30%
Interest Rate Swaps Related to Anticipated Securitization
Pay fixed/ receive variable	$600,000	$600,000	$—	$—	$—	$—	$—	$11,524
Average pay fixed rate	4.75%	—	—	—	—	—
Average receive variable rate, end of period(4)(5)	4.75%	—	—	—	—	—

(1)	Refers to the weighted-average interest rate on the face amount of securities remaining at the end of each period.

(2)	Amounts shown as projected future variable-rate liabilities maturing exclude cash interest receipts or payments when due. Amounts will not correspond to the contractual obligations table due to the inclusion of interest payments in the contractual obligations table.

(3)	Refers to the weighted-average interest rate on the face amount of variable-rate liabilities outstanding at the end of each period.

(4)	Refers to the weighted-average interest rate on the notional amount of interest rate swaps and forward contracts outstanding at the end of each period.

(5)	The variable rate on our interest rate swaps and equivalent rate on our forward contracts is reset monthly at one-month LIBOR or quarterly at three-month LIBOR, as applicable.

(6)	On March 21, 2006, we entered into a series of interest rate forward contracts to hedge the variability of future interest payments on our credit facilities. The notional amounts of the forward contracts in that series start at $100 million with respect to the March 2006 forward contract and increase to a maximum of $500 million with respect to the September 2006 forward contract.

The fair value of securities available for sale, repurchase obligations and interest rate swaps related to repurchase agreements all increased from December 31, 2005 to March 31, 2006 because of our purchase of additional debt securities in the first quarter of 2006, our execution of repurchase agreements to finance the acquisition of debt securities and our execution of interest rate swaps to hedge the variable interest payments on the LIBOR–based repurchase agreements. The amount of borrowings under credit facilities also increased in the first quarter of 2006 in connection with the financing of additional aircraft acquisitions. Also, in the first quarter of 2006 we entered into a new series of interest rate forward agreements to hedge the variable interest payments on the additional debt we expect to incur from Credit Facility No. 2, which was executed in March 2006.

Inflation

Inflation generally affects our costs, including SG&A expenses and other expenses. However, we do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

Management's Use of EBITDA

We define EBITDA as income (loss) from continuing operations before income taxes, interest expense, and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-GAAP measure is helpful in identifying trends in our performance. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

EBITDA provides us with a measure of operating performance because it assists us in comparing our operating performance on a consistent basis as it removes the impact of our capital structure (primarily interest charges on our outstanding debt) and asset base (primarily depreciation and amortization) from our operating results. Accordingly, this metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. EBITDA is one of the metrics used by senior management and the board of directors to review the consolidated financial performance of our business.

Limitations of EBITDA

EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings. Material limitations in making the adjustments to our earnings to calculate EBITDA, and using this non-GAAP financial measure as compared to GAAP net income (loss), include:

•	depreciation and amortization, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of our aircraft, which affects the aircraft's availability for use and may be indicative of future needs for capital expenditures; and

•	the cash portion of income tax (benefit) provision generally represents charges (gains), which may significantly affect our financial results.

An investor or potential investor may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. You should not rely on EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of EBITDA to GAAP net income (loss), along with our consolidated financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the EBITDA measure, as presented in this prospectus, may differ from and may not be comparable to similarly titled measures used by other companies. The table below shows the reconciliation of net income (loss) to EBITDA for the three months ended March 31, 2005 and 2006 and the period from October 29 to December 31, 2004 and the year ended December 31, 2005.

(Dollars in thousands)	Period from October 29, 2004 (Commencement of Operations) Through December 31,	Year Ended December 31,	Three Months Ended March 31,2006
	2004	2005	2005	2006
Net income (loss)	$(1,465)	$228	$(1,374)	$11,180
Depreciation	390	14,460	1,462	9,915
Interest, net	(9)	7,739	313	7,717
Income tax provision	—	940	169	1,004
Earnings from discontinued operations, net of income taxes	—	(1,107)	—	(3,399)
EBITDA	$(1,084)	$22,260	$570	$26,417

Industry

We obtained the information in this prospectus about the aviation industry and operating leasing industry from several independent outside sources, including BACK Aviation Solutions (or BACK), an aviation consulting firm; Simat Helliesen & Eichner, Inc, or SH&E, an aviation consulting firm; International Bureau of Aviation or IBA, an aviation consulting firm; Aviation Specialists Group, or ASG, a provider of aircraft appraisals, market analysis and aviation industry insights; The Airline Monitor, an independent journal which provides data and forecasts for the world's airlines and commercial aircraft; Economist Intelligence Unit, or EIU, a provider of country, industry and management analysis; Innovata LLC, or Innovata, a travel information company; and OAG Worldwide Limited, or OAG, an aviation information company.

Aircraft Fleet

According to BACK Aviation Solutions, the current active worldwide commercial aircraft fleet consists of more than 17,000 aircraft. As illustrated in the table below, approximately 13,000 of these aircraft are Western-built. Of the Western-built fleet, approximately 11,000 aircraft were manufactured by Boeing and Airbus, the two largest aircraft manufacturers. These aircraft are typically compliant with noise (Stage 3) and other environmental standards, relatively fuel efficient and technologically advanced. The remaining aircraft in the global fleet tend to be older, have higher direct operating costs (driven largely by less fuel efficient engines) and a smaller installed base of users.

Active World-Wide Commercial Aircraft Fleet

	Age distribution (years)
	0-5	5-10	10-15	15+	Total
Airbus and Boeing
New Narrow-Body Models: 737,A318,A319,A320,A321	1,984	2,002	348	254	4,588
Classic 737	—	290	639	1,407	2,336
Other Narrow-Body Models: 707,717,727,757	115	331	277	694	1,417
Mid-Body Models: 767,A300,A310,A330	270	361	371	493	1,495
Wide-Body Models: 747, 777, A340	315	587	322	295	1,519
Total Airbus and Boeing	2,684	3,571	1,957	3,143	11,355
Freighters (Western-built)	101	159	182	1,295	1,737
Total Western-Built Commercial Aircraft	2,785	3,730	2,139	4,438	13,092
Other Western-Built Commercial Aircraft	—	132	360	1,260	1,752
Other Eastern-Built Commercial Aircraft and Freighters	27	23	360	2,125	2,535
Total Active Worldwide Commercial Aircraft Fleet	2,812	3,885	2,859	7,823	17,379

Source: BACK Aviation Solutions as of 4/24/06 Note: Excludes Regional and Parked Aircraft

According to The Airline Monitor, the world fleet is expected to increase to approximately 23,000 aircraft by 2015. Over this period, Boeing and Airbus are expected to increase annual new aircraft deliveries from 785 units in 2006 to 1,100 units in 2015, with an expected average annual value of $76 billion.

According to SH&E, the current fleet of 17,000 aircraft has an aggregate value of approximately $330 billion and is expected to grow to approximately $580 billion in 2015, representing a compound annual growth rate of 6.1%.

World Fleet Projections

Source: The Airline Monitor

Both Boeing and Airbus are planning to introduce new aircraft models over the next 5-15 years including the super jumbo A380 and 747-800, the 200-300 seat 787 and A350. Both are also contemplating new models for the next generation of narrow-body aircraft using state-of-the-art composite technology.

Geographic Distribution of Aircraft Fleet

As indicated in the table below, the majority of the global fleet is located in North America and Europe, while the fastest fleet growth since 1995 occurred outside of these regions. In particular, the number of aircraft operating in Asia has increased by approximately 59.3% since 1995, while the fleet operating in the Middle East and Latin America increased by almost 82.0% and 25.2%, respectively, over this same period.

Historical Geographic Distribution of Aircraft Fleet

Region	1995	2000	2006	1995-2006 total growth
Africa	498	539	765	53.6%
Asia	1,831	2,121	2,916	59.3%
Australia	315	298	530	68.3%
Europe	5,272	5,324	5,651	7.2%
Latin America	842	920	1,054	25.2%
Middle East	538	646	979	82.0%
North America	5,119	5,864	5,484	7.1%
Total	14,415	15,712	17,379	20.6%

Source: BACK Aviation Solutions as of 4/24/06

Current Freighter Fleet

	Current fleet	% of total	Models
Small Narrow-Body	510	29.4%	727, 737, DC-9
Medium Narrow-Body	304	17.5%	707, 757, DC-8
Mid-Body	375	21.6%	767, A300, A310, DC-10-10
Large Wide-Body	548	31.5%	747, DC-10-30, DC-10-40, MD-11
Total	1,737	100.0%

Source: BACK Aviation Solutions as of 4/24/06

Freighters are either conversions from passenger aircraft or production freighters, which are aircraft built specifically for freight transportation. Passenger-to-freighter, or PTF, aircraft conversion have traditionally supported aircraft residual values and extended the useful economic lives of the aircraft by 5-10 years. Approximately 75% of freighters were PTF conversions while 25% were production freighters.

The conversion market has become very active with the launch of a number of original equipment manufacturer, or OEM, and third-party PTF programs for such Boeing aircraft as the 737-300, 737-400, 757-200, 767-200, 747-400 and MD-11. Current OEM Airbus programs gaining momentum include those targeting A310-300 and A300-600 aircraft. The increased market activity, combined with competition surrounding conversion slots and sourcing of aircraft conversion candidates, indicates a growing market that will help maintain certain aircraft values.

1,040 aircraft or approximately 60% of the existing global freighter fleet is expected to be scrapped within the next 20 years and replaced by an estimated 1,050 new production freighters and 2,000 PTF conversions. The bulk of these replacement freighters will be mid-body and wide-body aircraft types.

Aircraft Ownership

As the table below shows, aircraft ownership is highly fragmented, with over 1,800 owners consisting of airlines, operating lessors, banks, manufacturers, governments and others. Airlines are currently the largest aircraft owners, accounting for 48.4% of the global fleet. Since 1995, operating lessors have significantly increased their ownership percentage from 17.6% to 30.1%.

Market Size and Ownership

	1995			Current
Category	Aircraft	% total	# of owners	Aircraft	CAGR ('95-'06)	% total	# of owners
Airline	7,998	55.5%	614	8,415	0.5%	48.4%	694
Operating lessor	2,534	17.6%	254	5,235	6.8%	30.1%	505
Bank/Manufacturer	2,291	15.9%	461	2,292	0.0%	13.2%	382
Government	1,459	10.1%	121	1,287	(1.1%)	7.4%	127
Others	133	0.9%	110	150	1.1%	0.9%	127
Grand Total	14,415	100.0%	1,560	17,379	1.7%	100.0%	1,835

Source: BACK Aviation Solutions as of 4/24/06 Note: Excludes Regional Jets and Parked Aircraft

Operating Lessor Market

The high cost of aircraft fleet renewal and expansion, and the competitive environment of the commercial airline industry has led many airlines to outsource aircraft ownership to operating lessors. Airlines find operating leases to be attractive because they (i) maximize fleet flexibility by matching capacity with demand and by maintaining a variety of aircraft types, (ii) require a lower capital commitment, which provides greater financial flexibility and (iii) significantly reduce aircraft residual risk. In addition, as legacy carriers continue to restructure, aircraft operating leasing is being used regularly to finance both new and existing aircraft (sale-leaseback transactions).

As indicated in the graph below, over the last 20 years, the percentage of the global commercial aircraft fleet owned by operating lessors increased from 7.5% in 1986 to 30.1% in April 2006, while the percentage owned by airlines declined from 74.3% to 48.4% over the same time period.

Operating Lessor vs. Airline Ownership

	1986	1990	1995	2000	2006
Operating lessors	7.5%	12.6%	17.6%	21.9%	30.1%
Airlines	74.3%	62.1%	55.5%	52.3%	48.4%

Sources: BACK Aviation Solutions as of 4/24/06 Note: Excludes Regional Jets and Parked Aircraft. 2006 Data as of April 2006

The two largest competitors in the aircraft leasing industry are GE Commercial Aviation Services, or GECAS, and International Lease Finance Corporation, or ILFC. GECAS, an arm of General Electric, owns/manages over 1,400 aircraft. ILFC, a wholly owned subsidiary of American International Group, Inc., or AIG, owns/manages over 860 aircraft. The remaining population of operating lessors is highly fragmented. As of February 2006, the top 20 lessors owned and managed approximately 5,400 aircraft.

Top 20 Aircraft Operating Lessors by Active Aircraft Fleet

Leasing company	Number of Aircraft Owned and Managed	% Owned Aircraft	% Managed Aircraft
GECAS	1,405	81.1%	18.9%
ILFC	866	93.0%	7.0%
BAE Systems	375	33.3%	66.7%
Boeing Capital	341	97.1%	2.9%
CIT Group	313	98.1%	1.9%
Aviation Capital Group	224	90.6%	9.4%
Aercap	216	61.6%	38.4%
Raytheon	195	100.0%	0.0%
Pegasus	186	100.0%	0.0%
GATX Air	181	68.5%	31.5%
RBS Aviation Capital	179	100.0%	0.0%
AWAS	155	99.4%	0.6%
Babcock & Brown	149	72.5%	27.5%
Saab Aircraft leasing	141	22.7%	77.3%
ATR Asset Management	118	96.6%	3.4%
Finova Capital	90	100.0%	0.0%
Pembroke	88	93.2%	6.8%
SALE	79	91.1%	8.9%
ORIX	75	100.0%	0.0%
Jetran	63	96.8%	3.2%
Total	5,439

Source: International Bureau of Aviation, February 2006

Macro Fundamentals

Although the airline industry is cyclical, negative world traffic growth has only occurred twice in modern aviation history: in 1990-1992 with the first Gulf War and in 2001-2003 due to several factors, including the September 11, 2001 terrorist attacks in the United States, global economic recession, military actions in the Middle East, health concerns, SARS, natural disasters and the continuing threat of terrorist attacks.

Global passenger and freight traffic has grown rapidly in recent years, driven by factors such as globalization, strong economic growth in developing countries, and liberalization of global aviation markets. According to the Economist Intelligence Unit, over the next five years, global GDP is expected to grow at an average rate of 4.2% per year. Since 1994, for every 1.0% increase in global GDP, passenger and freight traffic have, on average, grown by 1.4% and 1.6%, respectively. Excluding the downturn in 2001 and 2002, for every 1.0% increase in global GDP, passenger and freight traffic have, on average, grown by 1.7% and 1.9%, respectively.

Global Passenger Traffic Growth/GDP Growth and Global Freight Traffic Growth/GDP Growth

Source: Economist Intelligence Unit, The Airline Monitor, SH&E

Large emerging market countries such as Russia, China, India and Brazil are projected to have high GDP growth rates over the next five years. In addition, current GDP per capita and the enplanement ratios (enplanements/ population) for these countries are far below the United States, suggesting high growth potential in these markets.

Global Macro Fundamentals and Outlook

	US	Russia	China	India	Brazil
GDP Growth estimates (2006 – 2011)	3.9%	13.1%	10.9%	8.5%	7.8%
2005 GDP/ Capita (US$)	42,101	5,369	1,703	714	4,316
GDP/Capita Growth estimates (2006 – 2011)	3.0%	13.6%	10.3%	7.0%	6.5%
2005 Population (000s)	298,213	143,202	1,315,844	1,103,371	186,405
2005 Enplanement Ratios	242.9%	15.1%	10.5%	2.3%	21.2%
2005 RPM (millions)	783,567	37,162	127,058	25,292	33,661
RPM growth estimates (2006 – 2011)	4.0%	4.2%	7.8%	6.4%	7.0%

Source: International Bureau of Aviation

Airline Industry Developments

Over the last several years, low-cost carriers, or LCCs, have become major players in the airline industry. LCCs offer generally lower fares in exchange for eliminating many traditional passenger services while also driving lower unit costs. The aggressive growth by LCCs in both developed and emerging markets, spurred by some of the highest profit margins in the industry, has created the need for large quantities of additional aircraft.

Although much of the early growth was in North America, the LCC presence has strengthened in other world markets. For example, Asia has experienced significant LCC growth, with 3.6% of intra-regional capacity served by LCCs, up from 0.3% in 2000. Penetration is expected to increase further with new airport developments and liberalization of air traffic rights. Both India and China are expected to be the new frontiers for expansion. Similarly, LCCs as a percent of intra-regional capacity in Europe and Africa/Middle East grew at a compound annual growth rate of 30.0% and 9.3%, respectively, in 2000-2005.

LCCs as Percent of Intra-Regional Capacity (%)

Region	2000	2005	Compound Annual Growth Rate (2000-2005)
North America	13.9%	26.3%	13.8%
Europe	7.3%	27.0%	30.0%
Asia Pacific	0.3%	3.6%	66.7%
Latin America	0.0%	7.1%	NM
Africa/Middle East	2.6%	4.0%	9.3%

Source: SH&E, Innovata and OAG, June 2000 - 2005

Fleet management is especially important for LCCs, as it is critical for them to sustain low operating costs by utilizing new generation aircraft. As the table below indicates, the world's top global LCCs rely heavily on operating leases to develop their fleets and have a significant backlog of aircraft orders.

Selected LCCs Aircraft and Backlog Ownership Profile

	12/31/2005			April 2006 Aircraft Backlog
	Current # of Aircraft	Leased	% Leased
GOL	42	42	100.0%	66
Air Deccan	29	26	89.7%	85
Airtran	105	92	87.6%	46
Easyjet	109	91	83.5%	67
Southwest	445	93	20.9%	138
Ryanair	91	17	18.7%	132
Air Asia	27	N/A	N/A	54
Total	848	361	42.6%	588

Source: BACK Aviation Solutions as of 4/24/06, Company filings

Aircraft Prices and Lease Rates

The downturn in the industry due to a series of events such as the September 11, 2001 terrorist attacks in the United States and subsequent global events like the Middle East conflicts and outbreak of SARS had an adverse effect on the global aviation industry, consequently putting pressure on aircraft values and lease rates. Values and lease rates fell from their highs in 2000 to new lows by 2002-2003.

Following this downturn, the global commercial aviation industry has experienced a broad based recovery of aircraft values and lease rates. The graph below displays the recovery in lease rates for various aircraft types over the last 6 years.

Aircraft Lease Rates (US$000s per month)

Source: Aviation Specialists Group

The relative increase in lease rates however, has exceeded the increase in values for certain aircraft types such as 737 or A320. These are commonly used to replace the MD80, F100 and 717 aircraft that are reaching the end of their useful economic lives or do not operate as efficiently. As a result, lease rate factors, or the ratio between lease rates and current market values, have been increasing for these popular aircraft types as illustrated below.

Source: SH&E

In addition, there is strong demand for mid-body aircraft types, such as the 767-300ER and A330. The increase in traffic levels has supported the economic use of these mid-body aircraft. These mid-body aircraft are often used as interim stage aircraft prior to delivery of the 787 aircraft (expected at the earliest in 2011), resulting in increased lease rates. In addition, the uncertainty around the delivery schedule for the A350 aircraft has increased the near-term demand for existing mid-body aircraft. Lease rate factors for the B767-300ERs are also at or near their historical highs as illustrated below.

Source: SH&E

Business

Business Overview

We are a global company that acquires and leases high-utility commercial jet aircraft to passenger and cargo airlines throughout the world. High-utility aircraft are generally modern, operationally efficient jets with a large operator base and long useful lives. As of March 31, 2006, our aircraft portfolio consisted of 42 aircraft that were leased to 24 lessees located in 16 countries and managed through our offices in the United States, Ireland and Singapore. All of our aircraft are subject to net operating leases whereby the lessee is generally responsible for maintaining the aircraft and paying operational and insurance costs. We also make investments in other aviation assets, including debt securities secured by commercial jet aircraft. As of May 22, 2006, we had acquired and committed to acquire aviation assets having an aggregate purchase price equal to $1.2 billion and $244.2 million, respectively, for a total of $1.4 billion. Our revenues and income from continuing operations for the quarter ended March 31, 2006 were $33.0 million and $7.8 million, respectively.

We expect to benefit from the size and growth of the commercial aircraft market and to increase our revenues and earnings by acquiring additional aviation assets. The current worldwide commercial aircraft fleet consists of more than 17,000 aircraft with an aggregate estimated value in excess of $330 billion and is expected to grow at a compound annual growth rate of 6.1% through 2015. The market is highly fragmented, with over 1,800 owners, including airlines, other aircraft lessors and financial institutions. Operating lessors, including us, own approximately 30.1% of the global fleet, up from 17.6% in 1996. The continued growth in air traffic, driven in large part by emerging markets with strong economic growth and rising levels of per capita air travel, has increased the demand, and lease rates, for certain high-utility aircraft types. We believe that we are well positioned to take advantage of these favorable industry trends with our international platform, experienced management team and flexible capital structure.

We expect to pay substantially all of our earnings to our shareholders as dividends. We plan to grow our earnings and dividends per share through the acquisition of additional aviation assets using cash on hand and available credit facilities. We expect to finance our acquisitions on a long-term basis using low-cost, non-recourse securitizations. In June 2006, we closed our first securitization, a $560 million transaction comprising 40 aircraft. This transaction was structured to enable us to pay predictable dividends to shareholders based on contractual lease cash flows net of expenses, interest and scheduled principal amortization. On                             , 2006, our board of directors declared an ordinary dividend of $             per common share for the three months ended                             , 2006, which is payable on                         , 2006.

Competitive Strengths

We believe that the following competitive strengths will allow us to capitalize on the growth opportunities in the global aviation industry:

•	Diversified portfolio of high-utility aircraft. We have a portfolio of high-utility aircraft that is diversified with respect to geographic markets, lease maturities and asset type. As of March 31, 2006, our aircraft portfolio consisted of 42 aircraft that were leased to 24 lessees located in 16 countries and had lease maturities ranging from 2006 to 2014. Our lease expirations are well dispersed, with a weighted average remaining lease term of 4.2 years at March 31, 2006, and only six of our aircraft require re-deployment within the next 12 months. We believe that our focus on portfolio diversification reduces the risks associated with lessee defaults and any adverse geopolitical or economic issues and results in generally predictable cash flows.

•	Disciplined acquisition approach and broad sourcing network. We evaluate the risk-adjusted return of any potential acquisition first as a discrete investment and then from a portfolio management perspective. To evaluate potential acquisitions, we employ a rigorous due diligence process focused on: (i) cash flow generation with careful consideration of macro trends, industry cyclicality and product life cycles; (ii) aircraft specifications and maintenance condition; (iii) when applicable, lessee credit worthiness and jurisdiction favorability; and (iv) legal and tax implications. We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions and other aircraft owners. We believe our ability to execute acquisitions expeditiously and without financing contingencies has benefited us in competitive bidding situations.

•	Scaleable business platform. We operate globally through offices in the United States, Ireland and Singapore, using state-of-the-art asset management systems. We designed this platform to allow us to grow our revenue and asset base without a proportional increase in overhead costs.

•	Experienced management team with significant technical expertise. Our management team has significant experience in the acquisition, leasing, financing, technical management, restructuring and sale of aviation assets. This experience enables us to evaluate a broad range of potential investments in the global aviation industry. With extensive industry contacts and relationships worldwide, we believe our management team is highly qualified to manage and grow our aircraft portfolio. In addition, our senior management personnel have extensive experience managing lease restructurings and aircraft repossessions, which we believe is critical to mitigate any potential default exposure.

•	Innovative long-term debt financing structure. We closed our first aircraft lease portfolio securitization on June , 2006. We have structured Securitization No. 1 to provide for the release to us during the first five years of ‘‘excess securitization cash flows,’’ or the cash flows attributable to the underlying aircraft after payment of expenses, interest and scheduled principal payments. We intend to use this excess securitization cash flow to pay dividends and to make additional investments in aviation assets. By way of comparison, a typical aircraft securitization starts with significantly higher leverage and allows no release of excess securitization cash flows; instead, those cash flows are required to further amortize, and thus lower the leverage on, the securities. We have also structured Securitization No. 1 to maintain ‘‘constant leverage’’ in that scheduled principal payments during the first five years are expected to amortize the aircraft lease-backed securities such that the balance thereof is always equal to 54.8% of the initial appraised value of such aircraft, as decreased over time by an assumed amount of depreciation.

Growth Strategy

We plan to grow our business and increase our dividends per share by employing the following business strategies:

•	Selectively acquire commercial jet aircraft and other aviation assets. We believe the large and growing aircraft market provides significant acquisition opportunities. We regularly evaluate a large number of potential aircraft acquisition opportunities and expect to continue our investment program through additional aircraft purchases. In addition, we plan to leverage our experience to make opportunistic acquisitions of other asset-backed aviation assets, including debt securities secured by aviation assets and other non-aircraft aviation assets. As of May 22, 2006, we had acquired or committed to acquire approximately $1.4 billion in aviation assets, including 57 commercial jet aircraft and $122.0 million of debt securities secured by commercial jet aircraft, in 31 separate transactions.

•	Reinvest amounts approximately equal to non-cash depreciation expense in additional aviation assets. Aircraft have a finite useful life. To account for the expected decline in value of our aircraft, our earnings reflect a non-cash depreciation expense in accordance with GAAP. We expect to pay substantially all of our earnings to shareholders as dividends. Through our strategy of reinvesting amounts approximately equal to non-cash depreciation expense, we will seek to maintain our asset base and grow our revenues, earnings and dividends.

•	Maintain an efficient capital structure. We expect to finance acquisitions on a long-term basis using aircraft lease portfolio securitizations. We believe that our long-term debt structure and dividend payment strategy result in a low cost of capital and a high degree of financial flexibility, allowing us to grow our business and dividends to shareholders.

Our Aircraft Portfolio

As of March 31, 2006, our aircraft portfolio consisted of 42 aircraft on lease to 24 lessees in 16 countries. The weighted average (by net book value) age of our aircraft as of March 31, 2006, was 8.7 years and the weighted average (by net book value) remaining lease term for those aircraft was 4.2 years. In addition, as of May 22, 2006, we had acquired an additional six aircraft for an aggregate purchase price of $107.9 million and had committed to acquire an additional nine aircraft for an aggregate purchase price of $244.2 million.

As of March 31, 2006 our aircraft portfolio includes (13) Next Generation Boeing / Airbus A320 family aircraft, (9) mid-body Boeing 767ER / Airbus A330 aircraft, (6) cargo aircraft and (14) Boeing 737 Classic aircraft.

The following table sets forth, as of May 22, 2006, certain information with respect to our aircraft portfolio.

Aircraft Type	Year of Delivery by Manufacturer	Lessee	Country of Domicile	Lease Expiration
Aircraft Owned as of March 31, 2006
A310-300F	1989	Turk Hava Yollari	Turkey	Dec-08
A319-100	2000	SN Brussels Airlines	Belgium	Mar-07
A319-100	2000	SN Brussels Airlines	Belgium	Mar-07
A320-200	1999	China Eastern Airlines	China	Apr-09
A320-200	1998	TAM - Linhas Aereas S.A.	Brazil	Apr-07
A320-200	1997	Valuair Limited	Singapore	Dec-09
A320-200	1997	Lotus Air	Egypt	Mar-12
A320-200	1997	Niki Luftfahrt GMBH	Austria	Oct-06
A330-200	2000	Swiss International Air Lines	Switzerland	Mar-10
A330-300	2000	US Airways, Inc.	USA	Aug-12
A330-300	2000	US Airways, Inc.	USA	Dec-12
A330-300	2000	US Airways, Inc.	USA	Oct-12
A330-300	2000	US Airways, Inc.	USA	Nov-12
737-300	1988	GOL Transportes Aereos S.A.	Brazil	Jun-08
737-300	1988	GOL Transportes Aereos S.A.	Brazil	Jul-08
737-300	1990	Capital Aviation Services B.V.	Netherlands	Nov-08
737-300	1990	Capital Aviation Services B.V.	Netherlands	Sep-08
737-300	1990	Futura International Airways	Spain	Dec-08
737-300QC	1987	Hainan Airlines Company Ltd.	China	Apr-09
737-300QC	1988	Hainan Airlines Company Ltd.	China	Oct-08
737-300QC	1988	Hainan Airlines Company Ltd.	China	Jan-09
737-300QC	1989	Hainan Airlines Company Ltd.	China	Jan-08
737-400	1992	Air One S.P.A.	Italy	Mar-07
737-400	1992	Air One S.P.A.	Italy	Mar-07
737-400	1993	Ukraine International Airlines	Ukraine	Jun-12
737-400	1991	Ukraine International Airlines	Ukraine	Nov-09
737-400	1992	Aerosvit Airlines JSC	Ukraine	Nov-09
737-500	1990	Siberia Airlines	Russia	Oct-10
737-500	1991	Siberia Airlines	Russia	Oct-10
737-500	1991	Siberia Airlines	Russia	Nov-10
737-500	1995	British Airways PLC	England	Mar-09
737-700	1999	Sterling Airlines A/S	Denmark	Jun-11
737-800	2000	Thomsonfly Limited	UK	Apr-07
737-800	1999	Hainan Airlines Company Ltd.	China	May-14
737-800	1999	Hainan Airlines Company Ltd.	China	Feb-14
737-800	1999	Air Europa Lineas Aereas S.A.U.	Spain	Nov-11
737-800	1999	Air Europa Lineas Aereas S.A.U.	Spain	Apr-11
747-400PC	1991	Air India Limited	India	Apr-08
767-200ER	1990	US Airways, Inc.	USA	Aug-08
767-300ER	1991	Sahara Airlines Limited	India	Dec-11
767-300ER	1997	Polskie Linie Lotnicze ‘‘LOT’’ S.A.	Poland	Dec-09
767-300ER	1990	TUI AG	Germany	Nov-09
Aircraft Acquired Subsequent to March 31, 2006 through May 22, 2006
A319-100	2000	SN Brussels Airlines	Belgium	Mar-07
757-200	1994	US Airways, Inc.	USA	Feb-07
757-200	1994	US Airways, Inc.	USA	Feb-07
757-200	1994	US Airways, Inc.	USA	Feb-07
767-300ER	1988	Air Canada	Canada	Apr-09
767-300ER	1991	Icelandair ehf	Iceland	Oct-10

Acquisitions

We source our acquisitions through well-established relationships with airlines, other aircraft lessors, financial institutions, and other aircraft owners. We are currently focused on acquiring high-utility aircraft in the secondary market and through sale-leasebacks. We believe that sourcing acquisitions both globally and through multiple channels provides for a broad and relatively consistent set of investment opportunities.

We have an experienced acquisitions team based in Stamford, Connecticut; Dublin and Singapore that maintains strong relationships with a wide variety of market participants throughout the world. We believe that our seasoned personnel and extensive industry contacts facilitate our access to acquisition opportunities.

Potential investments are evaluated by teams consisting of marketing, engineering / technical, credit, financial analytic and legal professionals. These teams consider a variety of aspects before we commit to purchase an aircraft, including its price, specification / configuration, condition and maintenance history, operating efficiency, lease terms, financial condition and liquidity of the lessee, jurisdiction, industry trends and future redeployment potential and values, among other factors. We believe that utilizing a cross-functional team of experts to consider the investment parameters noted above will help assess more completely the overall risk and return profile of potential acquisitions and will help us move forward expeditiously on letters of intent and acquisition documentation. Our letters of intent are typically non-binding prior to board of directors approval, and upon board of directors approval are binding and subject to the fulfillment of customary closing conditions.

Our aim is to develop and maintain a diverse and stable portfolio and, in that regard, our investment strategy is oriented towards longer term holding horizons rather than shorter-term trading.

Finance

A key aspect of our growth strategy is our flexible capital structure which supports the financing of our acquisitions of aircraft and other aviation assets. We typically finance the initial purchase of aircraft and other aviation assets using committed short-term credit arrangements and cash on hand. We believe our ability to execute acquisitions expeditiously and without financing contingencies has benefited us in competitive bidding situations. Our short-term borrowed funds for our aircraft acquisitions and repurchase obligations for our securities are provided by secured credit facilities from banks. See ‘‘— Liquidity and Capital Resources — Credit Facilities.’’

We intend to access the securitization market to provide long-term financing for our aircraft operating lease portfolio. On June     , 2006 we closed Securitization No. 1. Securitization No. 1 generated gross proceeds of $560 million through the issuance of aircraft lease-backed securities, secured by ownership interests in our subsidiaries that own the 40 aircraft included in Portfolio No. 1 and the related leases. The face value of the notes represents 54.8% of the Initial Appraised Value of Portfolio No. 1 of $1.022 billion. We retained 100% of the residual economic interests in the 40 aircraft in Portfolio No. 1.

Based on our expected aircraft acquisition plan, we anticipate completing one or two securitizations per year and one or two additional equity offerings per year. Our ability to successfully complete these securitizations and equity offerings on favorable terms will have a significant impact on our results of operations and financial condition.

Our Leases

As of March 31, 2006, all of the aircraft in our portfolio were subject to operating leases. Under an operating lease, we retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease. Operating leasing is an attractive alternative to ownership for airlines because leasing (i) increases fleet flexibility, (ii) requires a lower capital commitment, and (iii) significantly reduces aircraft residual value risk. Under our leases, the lessees agree to lease the aircraft for a fixed term, although in some cases the lessees may have purchase options, termination rights and extension rights, each as more fully discussed below. As at March 31, 2006, the weighted average (by net book value) remaining term of our leases was 4.2 years with scheduled expirations ranging from 2006 through 2014.

As of March 31, 2006, the maturities of our leases by aircraft type were as follows:

	2006	2007	2008	2009	2010	2011	2012	2013	2014
A310-300F	0	0	1	0	0	0	0	0	0
A319-100	0	2	0	0	0	0	0	0	0
A320-200	1	1	0	2	1	0	0	0	0
A330-200	0	0	0	0	1	0	0	0	0
A330-300	0	0	0	0	0	0	4	0	0
737-300	0	0	5	0	0	0	0	0	0
737-300QC	0	0	1	3	0	0	0	0	0
737-400	0	2	0	2	0	0	0	0	0
737-500	0	0	0	1	3	0	1	0	0
737-700	1	0	0	0	0	1	0	0	0
737-800	0	1	0	0	0	2	0	0	2
747-400PC	0	0	1	0	0	0	0	0	0
767-200ER	0	0	1	0	0	0	0	0	0
767-300ER	0	0	0	2	0	0	0	0	0
Total	2	6	9	10	5	3	5	0	2

Lease Payments and Security.    Each of our leases require the lessee to pay periodic rentals during the lease term. Rentals on three of our leases are payable on a floating interest-rate basis and rentals on our remaining leases are fixed for the base lease term. All lease rentals are payable either monthly or quarterly in advance. Under some of our leases, maintenance payments are due monthly in arrears and additional amounts based on excess hours of operation or cycles may be payable either monthly or annually in arrears. Except for one lease expiring in October 2006, where the lease rentals are payable in euros, all of the leases are payable in U.S. dollars.

Under our leases, the lessee must pay operating expenses accrued or payable during the term of the lease, which would normally include maintenance, operating, overhaul, airport and navigation charges, certain taxes, licenses, consents and approvals, aircraft registration and aircraft hull and public liability insurance premiums. The lessees are obliged to remove liens on the aircraft other than liens permitted under the leases.

Our leases generally provide that the lessees’ payment obligations are absolute and unconditional under any and all circumstances and require lessees to make payments without withholding payment on account of any amounts the lessor may owe the lessee or any claims the lessee may have against the lessor for any reason, except that under certain of the leases a breach of quiet enjoyment by the lessor may permit a lessee to withhold payment. The leases also generally include an obligation of the lessee to gross up payments under the lease where lease payments are subject to withholdings and other taxes, although there may be some limitations to the gross up obligation, including provisions which do not require a lessee to gross up payments if the withholdings arise out of our ownership or tax structure. In addition, changes in law may result in the imposition of withholding and other taxes and charges that are not reimbursable by the lessee under the lease or that cannot be so reimbursed under applicable law and lessees may fail to reimburse even when obligated under the lease to do so. Our leases also generally require the lessee to indemnify the lessor for tax liabilities relating to the leases and the aircraft including, in most cases, value added tax and stamp duties, but excluding income tax or its equivalent imposed on the lessor. Our leases require the lessees to pay default interest on any overdue amounts.

As of March 31, 2006, lessees under 36 of our leases, representing 70.4% of our total revenue for the three months ended March 31, 2006, had provided cash security deposits and/or letters of credit.

Lessees' Options.    As of March 31, 2006, none of our leases provide the lessee the option to purchase the aircraft at the end of the lease term.

Ten of our leases, as of March 31, 2006, give the lessee the option to extend the term of the lease. The rent payable during the extension period may vary from the rent payable prior to the extension. None of our leases provide the lessee an option to terminate its lease prior to the scheduled expiration date.

Risk Management

Our objective is to build and maintain an operating lease portfolio which is balanced and diversified and delivers returns commensurate with risk. We have portfolio concentration objectives to assist in portfolio risk management and highlight areas where action to mitigate risk may be appropriate, and take into account the following:

•	individual lessee exposures;

•	average portfolio credit quality;

•	geographic concentrations;

•	lease maturity concentrations; and

•	aircraft model concentrations.

We have a risk management team which undertakes detailed credit due diligence on lessees when aircraft are being acquired with a lease already in place and for placement of aircraft with new lessees following lease expiry or termination.

Lease Management and Remarketing

Our aircraft re-leasing strategy is to develop opportunities proactively, well in advance of lease expiries, to enable consideration of a broad set of alternatives, including both passenger and freighter deployments, and to allow for reconfiguration/ maintenance lead times where needed. We have invested significant resources in developing and implementing what we consider to be a state-of-the-art lease management information system to enable efficient management of aircraft in our portfolio.

Potential re-leasing opportunities are sourced globally and screened with respect to multiple factors, including rental rates, lease term, redeployment costs, lessee credit and jurisdiction, and the level of security deposits, maintenance reserves and other protections.

Remarketing of aircraft for placement on new operating leases is undertaken by a highly experienced marketing team with a well established market profile and extensive contacts. We have representatives based in the United States, Europe and Asia who provide global coverage. Our marketing team has an ongoing dialogue with a wide cross section of airlines, the original equipment manufacturers and other significant industry participants to keep closely apprised of market developments affecting airline fleet requirements and emerging aircraft supply and demand opportunities.

Our current strategy is to focus on the acquisition, leasing and management of owned aircraft rather than seeking to enter third-party aircraft management business. We currently manage five aircraft on behalf of Fortress-related entities, but we are not actively pursuing other third-party aircraft management business.

Our Debt Investments

We also invest in debt securities secured by commercial jet aircraft including enhanced equipment trust certificates and other forms of collateralized debt. We believe our experience in the aircraft leasing business, coupled with our knowledge of structured finance, enables us to make opportunistic investments in this market.

We believe our debt investments complement our aircraft leasing business. Through our aircraft leasing business, we have extensive experience with the pertinent airline credits and valuation of underlying aviation collateral. By leveraging this knowledge and experience we believe we are able to earn attractive risk-adjusted returns.

As of March 31, 2006, our debt investment portfolio had a fair value of $120.6 million and consisted of six debt securities. A majority of the opportunities available in this segment presently entail U.S. airline obligors. Consistent with our overall investment approach, we consider return thresholds for investments in secured debt on a risk-adjusted basis.

Consistent with our strategy in our aircraft leasing business, we generally invest in secured debt with a long-term holding horizon. Among other factors, we periodically monitor the investment value, collateral coverage and credit standing of the relevant obligors. As part of our portfolio management approach, we will consider liquidating or reducing our exposure to specific securities to the extent collateral coverage, credit profile or other factors deteriorate.

We utilize a deal team approach to pursue secured debt transactions, wherein functional experts such as technical, credit and legal personnel support our analytics/ valuation and finance functions in order to make investments consistent with our portfolio management strategy. At the current time, funding for our secured debt investments is undertaken on a transaction-specific basis.

Other Aviation Assets

As of May 22, 2006, our overall portfolio of assets includes commercial jet aircraft and asset-backed debt securities, however, we believe that acquisition opportunities may arise in such sectors as jet engine and spare parts leasing and financing, aviation facility financing or ownership, and commercial turboprop aircraft and helicopter leasing and financing. In the future, we may make opportunistic investments in these sectors or in other aviation related assets.

Competition

The aircraft leasing industry is highly competitive. The aircraft leasing industry may be divided into two leasing segments: (i) leasing of new aircraft acquired directly or indirectly from manufacturers and (ii) leasing or re-leasing of aircraft in the secondary market. Currently, we compete primarily in the latter segment, and our competition is comprised of other aircraft leasing companies, including GE Capital Aviation Services, International Lease Finance Corp., CIT Group, AerCap, Aviation Capital Group, Pegasus, GATX Air, RBS Aviation Capital, AWAS, Babcock & Brown and Singapore Aircraft Leasing Enterprise. We believe that only a few comparably sized companies focus primarily on the same segment of the aircraft leasing market as we do. In addition to those companies listed above, a number of other aircraft manufacturers, airlines and other operators, distributors, equipment managers, leasing companies, financial institutions, and other parties engaged in leasing, managing, marketing or remarketing aircraft compete with us, although their focus may be on different market segments. Competition in aircraft leasing is based principally upon the availability, type and condition of aircraft, lease rates and other lease terms. Some of our competitors have, or may obtain, greater financial resources than us and may have a lower cost of capital. However, we believe that we are able to compete favorably in aircraft acquisition and leasing activities due to the reputation and experience of our management, our expertise in acquiring aircraft and our flexibility in structuring lease rates and other lease terms to respond to market dynamics and customer needs. We also face competition in remarketing activities from the same type of competitors. Competition in the sale of aircraft is based principally on the availability, type and condition of aircraft and price.

Employees

We operate in a capital intensive rather than a labor intensive business. As of March 31, 2006, we had 32 full-time employees. Management and administrative personnel will expand, as necessary, to meet our future growth needs. None of our employees are covered by a collective bargaining agreement and we believe that we maintain excellent employee relations. We provide certain employee benefits, including retirement, health, life, disability and accident insurance plans.

Property and Facilities

We lease approximately 13,000 square feet of office space in Stamford, Connecticut for our corporate operations. This lease expires in December, 2012 and requires payments of approximately $500,000 per year.

In addition, we lease one office in Ireland for our leasing operations in Europe. The lease for the Irish facility expires in October 2006. Upon expiration, the lease for the Irish facility will be automatically renewed for six months unless terminated earlier by either party upon advance written notice prior to the expiration date of the then current term. We lease an office space in Singapore for our leasing operations in Asia. The initial lease for the Singapore facility expired in January 2006. Upon expiration, the lease for the Singapore facility provides that it will be automatically renewed for six month intervals unless terminated earlier by either party upon advance written notice prior to the expiration date of the then current term. The Singapore lease was renewed for another six month term beginning February 1, 2006. We also lease an office space in Oak Brook, Illinois for our leasing operations in North America. The lease for the Oak Brook facility expires in March 2007. Upon expiration, the lease for the Oak Brook facility will be automatically renewed for 12 month intervals unless terminated earlier by either party upon advance written notice prior to the expiration date of the then current term.

We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Insurance

We require our lessees to carry with insurers in the international insurance markets the types of insurance which are customary in the air transportation industry, including airline general third party legal liability insurance, all-risk aircraft hull insurance (both with respect to the aircraft and with respect to each engine when not installed on our aircraft) and war-risk hull and legal liability insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure. We are named as an additional insured on liability insurance policies carried by our lessees, and we and/or our lender normally are designated as a loss payee in the event of a total loss of the aircraft. Coverage under liability policies generally is not subject to deductibles except those as to baggage and cargo that are standard in the airline industry, and coverage under all-risk aircraft hull insurance policies generally is subject to agreed deductible levels. We maintain contingent liability insurance coverage with respect to our aircraft which is intended to provide coverage in the event the liability insurance maintained by any of our lessees should lapse without notice to us.

We maintain insurance policies to cover risks related to physical damage to our equipment and property (other than aircraft), as well as with respect to third-party liabilities arising through the course of our normal business operations (other than aircraft operations). We also maintain limited business interruption insurance and directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for certain liabilities.

We believe that the insurance coverage currently carried by Aircastle and our lessees provides adequate protection against the accident-related and other covered risks involved in the conduct of our business. However, there can be no assurance that we have adequately insured against all risks that lessees will at all times comply with their obligations to maintain insurance, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Consistent with industry practice, our insurance policies are subject to commercially reasonable deductibles or self-retention amounts.

Government Regulation

The air transportation industry is highly regulated. Since we do not operate aircraft, we generally are not directly subject to most of these laws. However, our lessees are subject to extensive regulation under the laws of the jurisdiction in which they are registered or under which they operate. Such laws govern, among other things, the registration, operation and maintenance of our aircraft. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. As a result, our aircraft are subject to the air worthiness and other standards imposed by such jurisdictions. Laws affecting the airworthiness of aircraft generally are designed to ensure that all aircraft and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance, and repair.

Legal Proceedings

The Company is not a party to any material legal or adverse regulatory proceedings.

Management

Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of the consummation of this offering, together with their positions and ages. Each of our executive officers holds office until his or her successor is elected or appointed and qualified or until his or her resignation or removal, if earlier. Each director listed below holds office until his or her term expires, until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Name	Age	Position
Wesley R. Edens	44	Chairman of the Board of Directors
Ron Wainshal	42	Chief Executive Officer
Mark Zeidman	54	Chief Financial Officer
David Walton	45	Chief Operating Officer and General Counsel
Joseph Schreiner	48	Executive Vice President, Technical
Jonathan Lang	38	Chief Technology Officer
Joseph P. Adams, Jr.	48	Deputy Chairman of the Board of Directors
Randal A. Nardone	50	Director
Peter Ueberroth	69	Director

Wesley R. Edens is the Chairman of our board of directors and has served in this capacity since our formation in October 2004. Mr. Edens has been a Principal and the Chairman of the Management Committee of Fortress Investment Group LLC since co-founding the firm in May 1998 through which he manages investments in various asset-related investment vehicles and serves on the board of two registered investment companies, Fortress Registered Investment Trust and Fortress Investment Trust II. He is the Chairman of the board of directors and Chief Executive Officer of Newcastle Investment Corp., an affiliate of Fortress listed on the New York Stock Exchange. He is also Chairman of the board of directors of Brookdale Senior Living Inc., a senior living company listed on the New York Stock Exchange, since its inception in November 2005, and Chairman of the board of directors of Global Signal Inc., an NYSE listed company, since its reorganization in October 2002 and was Chief Executive Officer of Global Signal, Inc. from February 2004 to April 2006. Since its inception in 2003, he has also served as a director and the Chief Executive Officer of Eurocastle Investment Limited, an affiliate of Fortress which is currently listed on the Amsterdam Euronext Exchange and Chairman of the board of directors of Mapeley Limited, which is listed on the London Stock Exchange since June 2005.

Ron Wainshal   became our Chief Executive Officer in May 2005. Prior to joining Aircastle, Mr. Wainshal was in charge of the Asset Management group of General Electric Commercial Aviation Service, or GECAS, from 2003 to 2005. Since joining GECAS in 1998, Ron also led many of GECAS' U.S. airline restructuring efforts and its bond market activities, and played a major marketing and structured finance role for GE in the Americas. Before joining GECAS, he was a principal and co-owner of a financial advisory company specializing in transportation infrastructure from 1994 to 1998 and prior to that held positions at Capstar Partners and The Transportation Group in New York and Ryder System in Miami. He received a BS in Economics from the Wharton School of the University of Pennsylvania and an MBA from the University of Chicago's Graduate School of Business.

Mark Zeidman became our Chief Financial Officer in August 2005. Prior to joining Aircastle, Mr. Zeidman was Chief Financial Officer and Chief Investment Officer at Ocwen Financial Corporation, a mortgage finance firm listed on the NYSE, from May 1997 to March 2005. Prior to Ocwen, Mr. Zeidman was a managing director at Nomura Securities International from May 1987 to May 1997. Mr. Zeidman brings a strong finance background to Aircastle. He received a BA from the University of Pennsylvania, a Master of International Affairs from the School of International Affairs at Columbia University and an MBA from the Wharton School of Business at the University of Pennsylvania.

David Walton became our General Counsel in March 2005 and our Chief Operating Officer in January 2006. Prior to joining Aircastle, Mr. Walton was Chief Legal Officer of Boullioun Aviation Services, Inc. from 1996 to 2005. Prior to that, Mr. Walton was a partner at the law firm of Perkins Coie in Seattle and Hong Kong. Mr. Walton has over 15 years of experience in aircraft leasing and finance. He received a BA in Political Science from Stanford University and a JD From Boalt Hall School of Law, University of California, Berkeley.

Joseph Schreiner became our Executive Vice President, Technical in October 2004. Prior to joining Aircastle, Mr. Schreiner oversaw the technical department at AAR CORP.,a provider of products and services to the aviation and defense industries from 1998 to 2004 where he managed aircraft and engine evaluations and inspections, aircraft lease transitions, reconfiguration and heavy maintenance. Prior to AAR, Mr. Schreiner spent 19 years at Boeing (McDonnell-Douglas) in various technical management positions. Mr. Schreiner received a BS from the University of Illinois and a MBA from Pepperdine University.

Jonathan Lang became our Chief Technology Officer in May 2005. Prior to joining Aircastle, Mr. Lang was Senior Vice President of Information Technology at Paloma Partners, an international hedge fund, from 1994 to 2005. Prior to that, Mr. Lang worked as the Manager of Information Technology for U.S. Homecare, a provider of home health care services. Mr. Lang brings over 16 years of information technology experience to Aircastle. He received a BA in Business Administration from George Washington University.

Joseph P. Adams, Jr. became a Director in October 2004 and the Deputy Chairman of our board of directors in May 2006. He is a managing director of Fortress Investment Group, which he joined in April 2004, and focuses on the acquisitions area. Previously, Mr. Adams was a partner at Brera Capital Partners and at Donaldson, Lufkin & Jenrette (later Credit Suisse First Boston) where he was in the transportation industry group and later in the restructuring group. Mr. Adams was the first Executive Director of the Air Transportation Stabilization Board for 2002. Mr. Adams received a BS in Engineering from the University of Cincinnati and an MBA from Harvard Business School.

Randal A. Nardone has been a director since October 2004. Mr. Nardone is a member of the Management Committee of Fortress Investment Group and has been Chief Operating Officer of Fortress Investment Group since its inception. Mr. Nardone was previously a Managing Director of Union Bank of Switzerland from May 1997 to May 1998. Prior to joining Union Bank of Switzerland in 1997, Mr. Nardone was a principal of BlackRock Financial Management, Inc. Prior to joining BlackRock, Mr. Nardone was a partner and a member of the executive committee at the law firm of Thacher Proffitt & Wood. Mr. Nardone received a BA in English and Biology from the University of Connecticut and a JD from Boston University School of Law.

Peter Ueberroth has been nominated to our board of directors and will be appointed to our board of directors prior to the completion of this offering. Mr. Ueberroth is currently, and has been since 1989, the Managing Director of Contrarian Group, Inc., an investment and management company. In 1962, Mr. Ueberroth founded First Travel Corporation and sold it to the

Carlson Travel Group in 1980. From 1979 to 1984, Mr. Ueberroth served as president of the Los Angeles Olympic Organizing Committee. From 1984 to 1989, he served as the sixth commissioner of Major League Baseball. In July of 1999, Mr. Ueberroth successfully orchestrated the purchase of the Pebble Beach Company and he now serves as an owner and co-chairman. Mr. Ueberroth also serves as the chairman of the United States Olympic Committee. He is also chairman of Ambassadors International Inc., a travel services company, and a member of the board of directors of Adecco SA, a Swiss staffing company, The Coca-Cola Company and Hilton Hotels Corporation.

Board of Directors

Our bye-laws provide that our board shall consist of not less than three and not more than eight directors as the board of directors may from time to time determine. Our board of directors will initially consist of seven directors. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2007, 2008 and 2009, respectively. As of           , 2006 Messrs.           ,            and            served as a Class I director, Messrs.            and            served as a Class II director and Messrs.            and            served as a Class III director. All officers serve at the discretion of the board of directors. Under our Amended and Restated Shareholders Agreement, which we and the Fortress shareholders will execute upon the completion of this offering, Fortress willl be entitled to designate up to four directors for election to our board of directors, depending upon the level of ownership of the Fortress shareholders. We currently have         directors,         of whom we believe will be determined to be ‘‘independent’’ as defined under the rules of the NYSE.

Committees of the Board of Directors

Prior to the consummation of this offering, we will establish the following committees of our board of directors:

The audit committee, which:

•	reviews the audit plans and findings of the independent certified public accountants and our internal audit and risk review staff, and the results of regulatory examinations and tracks management's corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent certified public accountants;

•	reviews our risk and control issues, compliance programs and significant tax and legal matters;

•	has the sole discretion to appoint annually the independent certified public accountants and evaluates their independence and performance, as well as to set clear hiring policies for employees or former employees of our independent certified public accounting firm; and

•	reviews our risk management processes.

The members of the audit committee have not yet been appointed. We intend to appoint at least three members that are ‘‘independent’’ directors as defined under NYSE rules and under section 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The nominating and corporate governance committee, which:

•	reviews the performance of the board of directors and incumbent directors and makes recommendations to our board of directors regarding the selection of candidates, qualification and competency requirements for service on the board of directors and the suitability of proposed nominees;

•	advises the board of directors with respect to the corporate governance principles applicable to AL; and

•	oversees the evaluation of the board of directors and AL's management.

The members of the nominating and corporate governance committee have not yet been appointed. We intend to appoint at least three members that are ‘‘independent’’ directors as defined under NYSE rules and under section 10A-3 of the Exchange Act.

The compensation committee, which:

•	reviews and recommends to the board of directors the salaries, benefits and share-based grants for all employees, consultants, officers, directors and other individuals compensated by us;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines the Chief Executive Officer's compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee have not yet been appointed. We intend to appoint at least three members that are ‘‘independent’’ directors as defined under NYSE rules and under section 10A-3 of the Exchange Act.

Compensation Committee Interlocks and Insider Participation

Compensation decisions during the year ended December 31, 2005 pertaining to executive officer compensation were made by the chairman of our board of directors, Wesley R. Edens. We have entered into certain transactions with Fortress as described in ‘‘Certain Relationships and Related Party Transactions.’’

Compensation of Directors

We will pay an annual fee to each independent director equal to $        , payable semi-annually. In addition, an annual fee of $         will be paid to the chairs of each of the audit and compensation committees of the board of directors. Fees to independent directors may be made by issuance of common shares, based on the value of such common shares at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a shareholder-approved plan or the issuance is otherwise exempt from any applicable stock exchange listing requirement. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Following the consummation of this offering, each independent director will be eligible to receive awards of our common shares as described in ‘‘— Equity Incentive Plan.’’

Executive Officer Compensation

The following summary compensation table sets forth information concerning the cash and non-cash compensation earned by, awarded to or paid to our Chief Executive Officer and our four other most highly compensated executive officers (with their current positions with us) for services rendered to us in 2005. We refer to these executives as our ‘‘named executive officers’’ in other parts of this prospectus.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	All Other Compensation(2) ($)
Ron Wainshal, Chief Executive Officer	2005	123,656	400,000	—	3,995
Mark Zeidman, Chief Financial Officer	2005	164,063	550,000	1,312	5,334
David Walton, Chief Operating Officer, General Counsel and Secretary	2005	170,580	395,000	22,270	6,690
Joseph Schreiner, Executive Vice President, Technical	2005	200,060	260,000	31,481	6,756
Jonathan Lang, Chief Technology Officer	2005	122,118	150,000	—	3,940

(1)	The reported amounts were reimbursements of relocation expenses.

(2)	The following reported amounts were employer contributions to each named executive officer's 401(k) account: Wainshal – $3,709; Zeidman – $4,961; Walton – $6,300; Lang – $3,663; and Schreiner – $6,300. The following reported amounts were insurance premiums paid with respect to term life insurance for each named executive officer: Wainshal – $286; Zeidman – $373; Walton – $390; Lang – $277; and Schreiner – $456.

Option Grants in Last Fiscal Year

No share options were granted during the year ended December 31, 2005.

Equity Incentive Plan

On January 17, 2006, we adopted a new equity incentive plan for our employees, the Aircastle Investment Limited 2005 Equity and Incentive Plan, or the Plan. The Plan was approved by our shareholders on January 31, 2006. The purposes of the Plan are to provide additional incentive to selected management employees and directors of, and consultants to, AL or its subsidiaries, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact in our long-term growth and profitability. To accomplish such purposes, the Plan provides for the issuance of share options, share appreciation rights, restricted shares, deferred shares, performance shares, unrestricted shares and other share-based awards.

While we intend to issue restricted shares and other share-based awards in the future to key employees as a recruiting and retention tool, we have not established specific parameters regarding future grants. During 2005 we made the following grants of restricted shares: 250,000 shares to Ron Wainshal; 50,000 shares to David Walton and 15,000 shares to Jonathan Lang. The board of directors ratified these grants in January 2006. Additionally we made the following grants of restricted shares in the first quarter of 2006: 30,000 shares to Ron Wainshal; 100,000 shares to Mark Zeidman; 25,000 shares to David Walton; and 60,000 shares to Joseph Schreiner.

All of the restricted shares subject to the aforementioned grants vest over four or five years. In April 2006, the following named executive officers purchased restricted common shares pursuant to the Plan, as follows: Ron Wainshal, 20,000 shares; Mark Zeidman, 20,000 shares; David Walton, 5,000 shares; and Joseph Schreiner, 15,000 shares. All of these purchased restricted shares vested immediately. Our board of directors (or the compensation committee of the board of directors, after it has been appointed) will determine the specific criteria surrounding other equity issuances under the Plan in the future. The following generally describes the terms of the Plan.

A total of 4,000,000 common shares has been reserved for issuance under the Plan. When section 162(m) of the Internal Revenue Code, or the Code, becomes applicable, the maximum aggregate awards that may be granted during any fiscal year to any individual who is likely to be a ‘‘covered employee’’ as defined under section 162(m) will be 2,500,000 shares.

The Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors including a committee that complies with the applicable requirements of section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee being sometimes referred to as the ‘‘plan administrator’’). The plan administrator may interpret the Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Plan. The Plan permits the plan administrator to select the directors, management employee and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of common shares subject to awards, the term of the awards and the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards.

We may issue incentive share options or non-qualified share options under the Plan. The incentive share options granted under the Plan are intended to qualify as ‘‘incentive stock options’’ within the meaning of section 422 of the Code and may only be granted to our employees or any employee of any of our subsidiaries. The option exercise price of all share options granted under the Plan will be determined by the plan administrator, except the exercise price of incentive share options granted to shareholders who own greater than 10% of the voting common shares will not be granted at a price less than 110% of the fair market value of our common shares on the date of grant. The term of all share options granted under the Plan will be determined by the plan administrator, but may not exceed ten years (or five years for incentive share options granted to shareholders who own greater than 10% of the voting common shares). To the extent that the aggregate fair market value (as of the date the options were granted) of common shares subject to incentive share options granted to an optionee that first become exercisable in any calendar year exceeds $100,000, the excess options will be treated as non-qualified share options. Each share option will be exercisable at such time and pursuant to such terms and conditions as determined by the plan administrator in the applicable share option agreement.

Unless the applicable share option agreement provides otherwise, in the event of an optionee's termination of employment or service for any reason other than for cause, retirement, disability or death, such optionee's share options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and then expire. Unless the applicable share option agreement provides otherwise, in the event of an optionee's termination of employment or service due to retirement, disability or death, such optionee's share options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire. Share options that were not exercisable on the date of termination for any reason other than for cause will expire at the close of business on the date of such termination. In the event of an optionee's termination of employment or service for cause, such optionee's outstanding share options will expire at the commencement of business on the date of such termination.

In the event of a change in control (as defined below), certain other corporate transactions, changes in corporate structure, special dividends and similar corporate events, the plan administrator has discretion to cancel outstanding awards (except fully vested restricted shares, deferred shares and performance shares) in exchange for payment in cash or other property. Unless otherwise determined by the plan administrator and evidenced in an award agreement, if a change in control transaction occurs that includes a continuation, assumption or substitution with respect to share options and other awards under the Plan, and a plan participant's employment is terminated by the employer other than for cause within the 12 months following the change in control, and, in the case of participants who are entitled to receive severance under an employment agreement upon termination by the participant for good reason (as defined in the participant's employment agreement), upon such a termination for good reason within the 12 months following a change in control, then the participant's outstanding and unvested options will become fully vested and exercisable as of the date of such termination and the restrictions will lapse (or performance goals will be deemed to be achieved) with respect to the shares covered by any other award. The term ‘‘change in control’’ generally means: (i) any person or entity (other than (a) an affiliate of Fortress or any managing director, general partner, director, limited partner, officer or employee of any such affiliate of Fortress or (b) any investment fund or other entity managed directly or indirectly by Fortress or any general partner, limited partner, managing member or person occupying a similar role of or with respect to any such fund or entity) becomes the beneficial owner of securities of AL representing 50% or more of AL's then outstanding voting power; (ii) a change in the majority of the membership of the board of directors without approval of two-thirds of the directors who constituted the board of directors on January 17, 2006, or whose election was previously so approved; (iii) the consummation of an amalgamation or a merger of AL or any subsidiary of AL with any other corporation, other than a merger immediately following which the board of directors of AL immediately prior to the amalgamation or merger constitute at least a majority of the board of directors of the company surviving or continuing after the merger or, if the surviving company is a subsidiary, the ultimate parent thereof; or (iv) AL's shareholders approve a plan of complete liquidation or dissolution of AL or there is consummated an agreement for the sale or disposition of all or substantially all of AL's assets, other than (a) a sale of such assets to an entity, at least 50% of the voting power of which is held by AL shareholders following the transaction in substantially the same proportions as their ownership of AL immediately prior to the transaction or (b) a sale or disposition of such assets immediately following which the board of directors of AL immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof.

Share appreciation rights, or SARs, may be granted under the Plan either alone or in conjunction with all or part of any share option granted under the Plan, provided that the common shares underlying the SARs are traded on an ‘‘established securities market’’ within the meaning of section 409A of the Code. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over a specified price fixed by the plan administrator (which shall be no less than fair market value at the date of grant). An SAR granted in conjunction with all or part of a share option under the Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of such all or part of the related share option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over the exercise price of the related share option. In the event of a participant's termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator on or after the date of grant, while SARs granted in conjunction with all or part of a share option will be exercisable at such times and subject to terms and conditions as set forth for the related share option. SARs will be designed to comply with section 409A of the Internal Revenue Code.

Restricted shares, deferred shares and performance shares may be granted under the Plan. The plan administrator will determine the purchase price and performance objectives, if any, with respect to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and performance shares generally have all of the rights of a shareholder. During the restricted period, deferred shares may be credited with dividend equivalent rights, if the award agreement so provides. If the performance goals and other restrictions are not satisfied, the participant will forfeit his or her restricted shares, deferred shares and/or performance shares. Subject to the provisions of the Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, including, but not limited to, the attainment of certain performance goals, a participant's termination of employment or service or a participant's death or disability.

Except as otherwise provided by the plan administrator, on the first business day after our annual meeting of shareholders in 2007 and each such annual meeting thereafter during the term of the Plan, each of our non-employee directors will automatically be granted under the Plan a number of unrestricted common shares having a fair market value of $15,000 as of the date of grant.

In the event of a merger, amalgamation, consolidation, reorganization, recapitalization, bonus issue, share dividend or other change in corporate structure affecting the common shares, the plan administrator may make an equitable substitution or proportionate adjustment in (i) the aggregate number of common shares reserved for issuance under the Plan, (ii) the maximum number of common shares that may be subject to awards granted to any participant in any calendar year, (iii) the kind, number and exercise price subject to outstanding share options and SARs granted under the Plan, and (iv) the kind, number and purchase price of common shares subject to outstanding awards of restricted shares, deferred shares, performance shares or other share-based awards granted under the Plan, provided that no such adjustment will cause any award under the Plan that is or becomes subject to section 409A of the Code to fail to comply with the requirements of that section. In addition, the plan administrator, in its discretion, may terminate all awards (other than fully vested restricted shares, deferred shares and performance shares) with the payment of cash or in-kind consideration.

The Plan provides that our board of directors may amend, alter or terminate the Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant's consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant's consent. Unless the board of directors determines otherwise, shareholder approval of any such action will be obtained if required to comply with applicable law. The Plan will terminate on January 17, 2016.

In connection with the purchase of 77,000 common shares by certain of our employees in April of 2006, the purchasers of those common shares, including Messrs. Wainshal, Zeidman, Walton and Schreiner, will receive a cash bonus sufficient, on an after-tax basis, to cover our withholding obligations with respect to those shares.

Employment Letters, Termination of Employment and Change-in-Control Arrangements

Through our subsidiary, Aircastle Advisor LLC, we have letter agreements with our executive officers named in the Summary Compensation Table which state certain terms and conditions of their employment. These employment letters provide that each named executive officer is an employee ‘‘at will,’’ whose employment may be terminated at any time, either by us or by him.

Ron Wainshal's employment letter provides for a base salary of $200,000 and discretionary bonuses for 2006 and subsequent years. He agreed to invest at least $50,000 in our common shares. We agreed to make a grant of restricted shares, which resulted in grants totaling 280,000 restricted shares pursuant to a separate restricted share agreement discussed below. Mr. Wainshal is eligible to participate in our 401(k) plan and in other benefit plans and arrangements generally made available to our senior executives. Mr. Wainshal's employment letter provides that, if we terminate him without ‘‘cause’’ or he terminates his employment for ‘‘good reason’’ (as such terms are defined in the letter), we will pay him an amount equal to one-half of his base salary at the time of the termination plus $200,000. Mr. Wainshal agrees not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment other than for ‘‘good reason,’’ he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Mr. Wainshal is required to maintain our confidential information in strictest confidence. Mr. Wainshal is prohibited from making critical statements about us that are likely to become public. During his employment and for one year thereafter he will not solicit any of our employees to leave our employment or hire any of our former employees within one year of such employee's termination. Pursuant to a separate restricted share agreement, grants totaling 280,000 restricted shares were made to Mr. Wainshal. In accordance with the restricted share agreement, if we terminate his employment without ‘‘cause’’ or he terminates his employment for ‘‘good reason’’ (as such terms are defined in his employment letter), 50% of the restricted shares that are unvested as of the date of termination (if any) will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in our 2005 Equity and Incentive Plan), all of the restricted shares that are unvested as of the termination (if any) will immediately vest.

Mark Zeidman's employment letter provides for a base salary of $200,000, a guaranteed bonus of $550,000 for 2006, and discretionary bonuses for 2007 and subsequent years. He agreed to invest at least $100,000 in our common shares. We agreed to make a grant of restricted shares, which resulted in the grant of 100,000 restricted shares pursuant to a separate restricted share agreement discussed below. Mr. Zeidman is eligible to participate in our 401(k) plan and in other benefit plans and arrangements generally made available to our senior executives. Mr. Zeidman's employment letter provides that, if we terminate him without ‘‘cause’’ (as defined in the letter) prior to December 31, 2006, we will pay him an amount equal to the difference between (i) the aggregate amount he would have been paid from the day he started his employment with us through December 31, 2006, on the basis of his base salary and his guaranteed bonus, and (ii) the aggregate amount he was actually paid in salary and bonus through the date of termination. Mr. Zeidman agrees not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment for any reason, he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Mr. Zeidman is required to maintain our confidential information in strictest confidence. During Mr. Zeidman's employment and for one year thereafter he will not solicit any of our employees to leave our employment or hire any of our former employees within one year of such employee's termination. During Mr. Zeidman's employment and for two years thereafter he will not intentionally interfere with, or endeavor to entice away, any of our investors. Pursuant to a separate restricted share agreement, we made a grant of 100,000 restricted shares to

Mr. Zeidman. Our restricted share agreement with respect to the grant provides that, if we terminate his employment without ‘‘cause’’ (as defined in our 2005 Equity and Incentive Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in our 2005 Equity and Incentive Plan), all of the restricted shares that are unvested as of the termination (if any) will immediately vest.

David Walton's employment letter provides for a base salary of $200,000 and discretionary bonuses for 2006 and subsequent years. Mr. Walton is eligible to participate in our 401(k) plan and in other benefit plans and arrangements generally made available to our senior executives. Mr. Walton's employment letter provides that, if we terminate him without ‘‘cause’’ (as defined in the letter) prior to December 31, 2007, we will pay him an amount equal to his base salary. Mr. Walton agrees not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment for any reason, he must not compete with us for three months after termination as to any aircraft leasing and/or aircraft finance business. Mr. Walton is required to maintain our confidential information in strictest confidence. During Mr. Walton's employment and for one year thereafter he will not solicit any of our employees to leave our employment or hire any of our former employees within one year of such employee's termination. Pursuant to a separate restricted share agreement, grants totaling 75,000 restricted shares were made to Mr. Walton. In accordance with the restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in our 2005 Equity and Incentive Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in our 2005 Equity and Incentive Plan), all of the restricted shares that are unvested as of the termination (if any) will immediately vest.

Joseph Schreiner's employment letter provides for a base salary of $200,000 and discretionary bonuses. Mr. Schreiner is eligible to participate in the benefit plans and arrangements generally made available to our employees. Mr. Schreiner agrees not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ or he terminates his employment for any reason, he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Works of authorship, discoveries, computer programs and other intellectual property that Mr. Schreiner makes or conceives during his employment with us will constitute ‘‘work for hire’’ under the United States Copyright Act. Mr. Schreiner is required to maintain our confidential information in strictest confidence. During Mr. Schreiner's employment and for one year thereafter he will not solicit any of our employees to leave our employment or hire any of our former employees within one year of such employee's termination. Pursuant to a separate restricted share agreement, a grant of 60,000 restricted shares was made to Mr. Schreiner. In accordance with the restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in our 2005 Equity and Incentive Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in our 2005 Equity and Incentive Plan), all of the restricted shares that are unvested as of the termination (if any) will immediately vest.

Jonathan Lang's employment letter provides for a base salary of $200,000 and discretionary bonuses for 2006 and subsequent years. Mr. Lang is eligible to participate in the benefit plans and arrangements generally made available to our employees. Mr. Lang agrees not to compete with us during his employment, and, if we terminate his employment with ‘‘cause’’ (as defined in the letter) or he terminates his employment for any reason, he must not compete with us for six months after termination as to any aircraft leasing and/or aircraft finance business. Works of authorship, discoveries, computer programs and other intellectual property that Mr. Lang makes or conceives during his employment with us will constitute ‘‘work for hire’’ under the United States Copyright Act. Mr. Lang is required to maintain our confidential information in strictest confidence. During Mr. Lang's employment and for one year thereafter he will not solicit any of our employees to leave our employment or hire any of our former employees within one year of such employee's termination. Pursuant to a separate restricted share agreement, a grant of 15,000 restricted shares was made to Mr. Lang. In accordance with the restricted share agreement, if we terminate his employment without ‘‘cause’’ (as defined in our 2005 Equity and Incentive Plan), the restricted shares which are due to vest at the next vesting date under the agreement will immediately vest, and if such a termination occurs within 12 months following a change in control of the Company (as defined in our 2005 Equity and Incentive Plan), all of the restricted shares that are unvested as of the termination (if any) will immediately vest.

Certain Relationships and Related Party Transactions

The following is a summary of material provisions of various transactions we have entered into with our executive officers, directors or 5% or greater shareholders since our formation in October 2004. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Our Formation/Original Capital Investment

Aircastle was incorporated by Fortress in Bermuda on October 29, 2004 to enter into the aircraft leasing business. Wesley R. Edens, our Chairman of the Board of Directors is a Principal and Chairman of the Management Committee of Fortress Investment Group LLC, Joseph P. Adams, Jr., our Deputy Chairman, is a Managing Director of Fortress Investment Group LLC and Randal A. Nardone, one of our Directors, is the Chief Operating Officer of Fortress Investment Group LLC. On November 19, 2004, AL entered into subscription agreements with Fortress affiliated shareholders under which AL sold 12,000 of AL's common shares to such shareholders at a purchase price of $1.00 per share for aggregate consideration of $12,000. Fortress also contributed an additional $100.7 million to AL in 2004 and an additional $299.3 million in 2005 pursuant to our Shareholders Agreement, dated November 24, 2004, and our Amended and Restated Shareholders Agreement dated, June 23, 2005. The Fortress shareholders committed to contribute up to an additional $100 million of equity to AL pursuant to our Second Amended and Restated Shareholders Agreement, dated January 31, 2006. The Second Amended and Restated Shareholders Agreement provided for an increase in the authorized number of our common shares from 12,000 common shares of $1.00 par value to 100 million common shares of $0.01 par value, and the subdivision of issued and outstanding common shares from 12,000 common shares of $1.00 par value to 40,000,000 common shares of $0.01 par value. On February 8, 2006 the Fortress shareholders contributed $36.9 million pursuant to the aforementioned commitment in exchange for 3,693,200 of our common shares. On June     , 2006, we returned $36.9 million to the Fortress shareholders in exchange for the cancellation of 3,693,200 of our common shares. After the return of the cash, the $100 million commitment was reinstated. This commitment will terminate upon completion of this offering in connection with the execution of the shareholders agreement described below.

Shareholders Agreement

General

Upon the completion of this offering, we will enter into an Amended and Restated Shareholders Agreement, or the Shareholders Agreement, with Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) L.P., Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd. and Drawbridge Global Macro Master Fund Ltd., which we refer to, collectively, as the ‘‘Initial Shareholders.’’ The Shareholders Agreement will amend and restate our Second Amended and Restated Shareholders Agreement referred to above.

As discussed further below, the Shareholders Agreement provides certain rights to the Initial Shareholders with respect to the designation of directors to our board of directors for election as well as registration rights for certain of our securities owned by them.

Designation and Election of Directors

The Shareholders Agreement requires that the Initial Shareholders and their respective affiliates and permitted transferees vote or cause to be voted all of our voting shares beneficially owned by each and to take all other reasonably necessary action so as to elect to our board of directors so long as the Initial Shareholders beneficially own (i) more than 50% of the voting power of AL, four directors designated by FIG Advisors LLC, an affiliate of Fortress which we refer to as FIG Advisors, or such other party designated by Fortress; (ii) between 25% and 50% of the voting power of AL, three directors designated by FIG Advisors; (iii) between 10% and 25% of the voting power of AL, two directors designated by FIG Advisors; and (iv) between 5% and 10% of the voting power of AL, one director designated by FIG Advisors.

In accordance with the Shareholders Agreement, FIG Advisors will designate Wesley R. Edens, Joseph P. Adams, Jr.,                and                for election to our board of directors.

If at any time the number of our directors entitled to be designated by FIG Advisors to the Shareholders Agreement shall decrease, within ten days thereafter, FIG Advisors shall cause the appropriate number of directors to resign and any such vacancy shall be filled by a majority vote of our board of directors.

Registration Rights

Demand Rights.    We have granted to the Initial Shareholders, for so long as such shareholders collectively and beneficially own an amount of our common shares at least equal to 5% or more of our common shares issued and outstanding immediately after the consummation of this offering (a ‘‘Registrable Amount’’), ‘‘demand’’ registration rights that allow them at any time after six months following the consummation of this offering to request that we register under the Securities Act an amount equal to or greater than 5% of our common shares that they own. Each of the Initial Shareholders is entitled to an aggregate of two demand registrations, which can be a shelf registration. We are also not required to effect any demand registration within six months of a ‘‘firm commitment’’ underwritten offering to which the requestor held ‘‘piggyback’’ rights and which included at least 50% of the securities requested by the requestor to be included. We are not obligated to grant a request for a demand registration within four months of any other demand registration, and may refuse a request for demand registration if in our reasonable judgment, it is not feasible for us to proceed with the registration because of the unavailability of audited financial statements.

Piggyback Rights.    For so long as they beneficially own an amount of our common shares at least equal to 1% of our common shares issued and outstanding immediately after the consummation of this offering, the Initial Shareholders also have ‘‘piggyback’’ registration rights that allow them to include the common shares that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other shareholders that have registration rights. The ‘‘piggyback’’ registration rights of these shareholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration.    We have granted each of the Initial Shareholders, for so long as they beneficially own a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common shares to be made on a continuous basis, subject to a time limit on our efforts to keep the shelf registration statements continuously effective and our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our shareholders. In addition, the Initial Shareholders may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses.    We have agreed to indemnify each of the Initial Shareholders against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell our common shares, unless such liability arose from such shareholder's misstatement or omission, and each such shareholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all expenses incidental to our performance under the Shareholders Agreement, and the Initial Shareholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their common shares under the Shareholders Agreement.

Other Transactions with Fortress

During 2004 and 2005, Fortress provided certain support services to us. These direct operating costs in the amount of approximately $1.1 million in 2004 and $0.3 million in 2005, primarily included payroll and benefit costs, office supplies and professional fees paid to third parties. These expenses were charged to us at cost and are included in selling, general and administrative expenses in our consolidated statement of operations in the year in which such expenses were incurred. As of March 31, 2006, approximately $0.2 million remains payable to Fortress.

For the year ended December 31, 2005, we paid approximately $0.2 million for legal fees related to the establishment and financing activities of related Bermuda companies and approximately $0.2 million for Bermuda corporate services related to our Bermuda companies to a law firm and a secretarial services provider, respectively, affiliated with a Bermuda resident director serving on certain subsidiary company boards. The Bermuda director serves as an outside director of these subsidiaries.

Our employees participate in various benefit plans sponsored by Fortress, including a voluntary savings plan (401(k) plan) and other health and benefit plans. See ‘‘Management — Equity Incentive Plans’’. We reimbursed Fortress approximately $0.2 million in 2005 for the cost of our employees’ coverage in the various health and benefit plans. Similarly, we will reimburse Fortress for the matching 401(k) plan contribution, of up to 3% of eligible earnings paid by them on behalf of our employees, when that contribution is actually funded. At March 31, 2006, our estimated contribution was approximately $71,400 and was recorded as an accrued liability. After the completion of this offering we expect to establish our own 401(k) savings plan.

In addition, in May 2006, two of our operating subsidiaries entered into service agreements to provide certain remarketing, administrative and technical services to a Fortress entity. Aircastle Advisor LLC, and Aircastle Advisor (Ireland) Limited, each an AL subsidiary, provide services to FIT Aero Investments Limited, an affiliate of Fortress which we refer to as FIT Aero, with respect to four aircraft owned by FIT Aero and leased to third parties. Aircastle Advisor LLC's responsibilities include remarketing the aircraft for lease, invoicing the lessees for expenses and rental payments, reviewing maintenance reserves, reviewing the credit of lessees, arranging for the periodic inspection of the aircraft and securing the return of the aircraft when necessary. Aircastle Advisor (Ireland) Limited's responsibilities include remarketing the aircraft for lease or sale and certain related technical and other services. The agreements also provide that FIT Aero will pay Aircastle Advisor LLC 3.0% of the collected rentals with respect to leases of the aircraft under service, plus expenses incurred during the service period and Aircastle Advisor (Ireland) Limited 2.5% of the gross sales proceeds of the sale of any of the aircraft under service plus expenses incurred during the service period. As of May 22, 2006, Aircastle Advisor LLC had accrued $77,700 in fees due from FIT Aero. Another Aircastle subsidiary, Aircastle Advisor (Ireland) Limited, provides lease marketing and sales remarketing services and certain related services with respect to the same four aircraft owned by FIT Aero. Both service agreements were effective as of January 1, 2006 and have a term of 24 months, but will continue thereafter unless one party terminates the agreement by providing the other with advance written notice.

We have entered into a letter of intent with an affiliate of Drawbridge Special Opportunities Fund LP, one of our shareholders and an affiliate of Fortress, to purchase an aircraft for $11,450,000. The purchase is subject to customary conditions, such as satisfactory inspection, due diligence, completion of satisfactory sale documentation and novation or assignment of the lease governing the aircraft.

Other Transactions

On April 28, 2006, we entered into a subscription agreement with a family trust of Peter Ueberroth, who has been nominated and will be appointed to our board of directors prior to the completion of this offering. Under the subscription agreement, we sold 200,000 of our common shares to the trust for aggregate consideration of $1,000,000, effective as of May 19, 2006.

Other Investment Activities of our Principal Shareholders

The Fortress shareholders and their affiliates engage in a broad spectrum of activities, including investment advisory activities, and have extensive investment activities that are independent from, and may from time to time conflict with ours. The Fortress shareholders and certain of its affiliates are, or sponsor, advise or act as investment manager to, investment funds, portfolio companies of private equity investment funds and other persons or entities that have investment objectives that may overlap with ours and that may, therefore, compete with us for investment opportunities.

Principal Shareholders

Prior to this offering, substantially all of the ownership interests in AL were beneficially owned by affiliates of Fortress Investment Holdings LLC and our employees.

The following table sets forth the total number of common shares beneficially owned, and the percent so owned, as adjusted to reflect the sale of the shares offered hereby, by (i) each person known by us to be the beneficial owner of more than five percent of our common shares, (ii) each of our directors and named executive officers and (iii) all directors and executive officers as a group.

The percentage of beneficial ownership of our common shares before this offering is based on 40,992,000 common shares issued and outstanding as of                 , 2006. The percentage of beneficial ownership of our common shares after this offering is based on        common shares issued and outstanding. The table assumes that the underwriters will not exercise their over-allotment option to purchase up to         common shares.

	Amount and Nature of Beneficial Ownership(1)
	Before Offering		After Offering
Name of Beneficial Owner(1)	Number of Shares(2)	Percent(3)	Number of Shares(2)	Percent
Executive Officers and Directors(4)
Wesley R. Edens(5)	40,000,000	98%
Ron Wainshal	300,000	*
Mark Zeidman	120,000	*
David Walton	80,000	*
Joseph Schreiner	75,000	*
Jonathan Lang	15,000	*
Joseph P. Adams, Jr.	—	—
Randal A. Nardone(5)	40,000,000	98%
Peter Ueberroth	200,000	*
All directors and executive officers as a group ( persons)
5% Shareholders
Fortress Investment Holdings LLC(5)	40,000,000	98%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Common shares subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person.

(2)	Consists of common shares held, including restricted shares, shares underlying share options exercisable within 60 days and shares underlying warrants exercisable within 60 days.

(3)	Percentage amount assumes the exercise by such persons of all options and warrants exercisable within 60 days to acquire common shares and no exercise of options or warrants by any other person.

(4)	The address of each officer or director listed in the table below is: c/o Aircastle Advisor LLC, 300 First Stamford Place, 5th Floor, Stamford, CT 06902.

(5)	Includes 10,109,187.50 shares held by Fortress Investment Fund III LP (‘‘Fund III’’), 8,643,528.00 shares held by Fortress Investment Fund III (Fund B) LP (‘‘Fund B’’), 1,807,436.60 shares held by Fortress Investment Fund III (Fund C) LP (‘‘Fund C’’), 4,148,448.00 shares held by Fortress Investment Fund III (Fund D) L.P. (‘‘Fund D’’), 291,399.90 shares held by Fortress Investment Fund III (Fund E) LP (‘‘Fund E’’), 850,005.50 shares held by Fortress Investment Fund III

(Coinvestment Fund A) LP (‘‘Coinvestment Fund A’’), 1,669,951.90 shares held by Fortress Investment Fund III (Coinvestment Fund B) LP (‘‘Coinvestment Fund B’’), 430,101.60 shares held by Fortress Investment Fund III (Coinvestment Fund C) LP (‘‘Coinvestment Fund C’’), 2,049,941.00 shares held by Fortress Investment Fund III (Coinvestment Fund D) L.P. (‘‘Coinvestment Fund D’’), 3,750,000.00 shares held by Drawbridge Special Opportunities Fund LP (‘‘Special Opportunities LP’’), 1,250,000 shares held by Drawbridge Special Opportunities Fund Ltd. (‘‘Special Opportunities Ltd.’’), and 5,000,000.00 shares held by Drawbridge Global Macro Master Fund Ltd (‘‘Global Macro Master’’). Drawbridge Special Opportunities GP LLC (‘‘Special Opportunities GP’’) is the general partner of Special Opportunities LP. Fortress Principal Investment Holdings IV LLC (‘‘FPIH IV’’) is the sole managing member of Special Opportunities GP. Pursuant to management agreements, Drawbridge Special Opportunities Advisors LLC (‘‘Special Opportunities Advisors’’) is the manager of each of Special Opportunities LP and Special Opportunities Ltd. Global Macro Master is wholly-owned by Drawbridge Global Macro Fund LP (‘‘Global Macro LP’’) and Drawbridge Global Macro Fund Ltd. (‘‘Global Macro Ltd.’’). Drawbridge Global Macro GP LLC (‘‘Global Macro GP’’) is the general partner of Global Macro LP. Fortress Principal Investment Holdings II LLC (‘‘FPIH II’’) is the sole managing member of Global Macro GP. Pursuant to management agreements, Drawbridge Global Macro Advisors LLC (‘‘Global Macro Advisors’’) is the manager of each of Global Macro LP, Global Macro Ltd. and Global Macro Master. Fortress Investment Group LLC (‘‘FIG’’) is the sole managing member of both Special Opportunities Advisors and Global Macro Advisors. Fortress Fund III GP LLC (‘‘FF III GP LLC’’) is the general partner of each of Fund III, Fund B, Fund C, Fund D, Fund E, Coinvestment Fund A, Coinvestment Fund B, Coinvestment Fund C and Coinvestment Fund D (collectively, the ‘‘Fund III Funds’’). FPIH II is the sole managing member of Fortress Investment Fund GP (Holdings) LLC which is the sole managing member of FF III GP LLC. Pursuant to a management agreement, FIG is the manager of each of the Fund III Funds. FIG is 100% owned by Fortress Investment Holdings LLC (‘‘FIH’’). FIH, FPIH II and FPIH IV are each owned by certain individuals, including Wesley R. Edens, our Chairman of the board and Randal A. Nardone, a director. By virtue of their ownership interests in FIH, FPIH II and FPIH IV, Mr. Edens and Mr. Nardone may be deemed to beneficially own the shares listed as beneficially owned by FIH, FPIH II and FPIH IV. Mr. Edens and Mr. Nardone disclaim beneficial ownership of such shares. The address of FIH is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The address of the other entities listed above is c/o Fortress Investment Holdings LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Description of Indebtedness

Credit Facility No. 2

General.    Certain of Aircastle's wholly-owned subsidiaries entered into a senior secured revolving credit facility, which we refer to as Credit Facility No. 2, with JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc., and Citibank, N.A. Credit Facility No. 2 provides for loans in an aggregate amount of up to $500.0 million. Borrowings under Credit Facility No. 2 are used to finance up to 85% of the net book value of aircraft. As of May 22, 2006, we had $100.2 million outstanding under this facility. Subject to compliance with customary conditions precedent and to the extent of availability, revolving loans are available at any time prior to the final maturity of Credit Facility No. 2. Subject to certain exceptions, amounts repaid under Credit Facility No. 2 may be reborrowed prior to the final maturity of Credit Facility No. 2, provided that the availability requirements are met. All borrowings under Credit Facility No. 2 are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rate.    Borrowings under Credit Facility No. 2 bear interest (a) in the case of loans with an interest rate based on the applicable base rate, or ABR, the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate, the eurodollar rate plus an applicable margin. The ABR is determined by reference to the higher of (i) the prime rate of JPMorgan Chase Bank, N.A. and (ii) the federal funds rate plus ½ of 1%. The eurodollar rate is determined by reference to one-month LIBOR adjusted by the maximum rate, established by the Board of Governors of the Federal Reserve System, at which reserves are required to be maintained. The applicable margin is 0.25% with respect to ABR borrowings and 1.25% with respect to eurodollar borrowings. Additionally, we are subject to a 0.25% fee on any unused portion of the total committed facility. We are also required to pay customary agency fees.

Prepayment.    Advances under the credit facility may be prepaid without penalty upon notice, subject to certain conditions. The credit facility requires mandatory prepayments of borrowings under Credit Facility No. 2:

•	upon the sale of certain assets by a borrower, including any aircraft or aircraft engines financed or refinanced with proceeds from Credit Facility No. 2;

•	upon the refinancing of indebtedness under Credit Facility No. 2;

•	if the aggregate principal amount of loans outstanding under Credit Facility No. 2 is greater than 85% of the borrowing base (as defined in Credit Facility No. 2);

•	if the estimated amount of out of pocket costs incurred by a borrower in connection with the acquisition of an aircraft or an aircraft engine financed with proceeds from Credit Facility No. 2 exceed the actual amount of out of pocket costs included in the purchase price of such asset;

•	upon the occurrence of an event of loss (as defined in Credit Facility No. 2) with respect to an aircraft or aircraft engine financed with proceeds from Credit Facility No. 2; and

•	upon the securitization of any interests or leases with respect to aircraft or aircraft engines financed with proceeds from Credit Facility No. 2.

Maturity Date.    Credit Facility No. 2 matures on August 28, 2007.

Guarantors.    All obligations of each borrower under Credit Facility No. 2 are unconditionally guaranteed by Aircastle, each of Aircastle's direct subsidiaries, Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, each borrowing affiliate (as defined therein), each subsidiary of a beneficiary and the other borrowers under the facility.

Collateral.    Borrowings under Credit Facility No. 2 are secured by first priority perfected security interests in and pledges or assignments of equity ownership and beneficial interests in certain Aircastle entities, including certain of our affiliates and subsidiaries and the borrowers and borrowing affiliate (as defined in Credit Facility No. 2) under Credit Facility No. 2, as well as by the borrowers' interests in leases of assets.

Certain Covenants.    Credit Facility No. 2 contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrowers and all of the guarantors (other than Aircastle and any other guarantor that is a direct subsidiary of AL), to:

•	sell assets;

•	incur additional indebtedness;

•	create liens on assets, including assets financed with proceeds from Credit Facility No. 2;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	incur secured indebtedness;

•	engage in amalgamations, mergers or consolidations;

•	engage in certain transactions with affiliates;

•	change the business conducted by the borrowers and their respective subsidiaries;

•	make certain capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from Credit Facility No. 2;

•	own, operate or lease assets financed with proceeds from Credit Facility No. 2; and

•	enter into a securitization transaction involving assets financed with proceeds from Credit Facility No. 2 unless certain conditions are met.

In addition, Credit Facility No. 2 requires us to maintain a minimum ratio of certain aircraft assets to principal amount of loans outstanding under Credit Facility No. 2, of 85%.

The terms of the guaranty by AL contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of AL and in some cases its subsidiaries to:

•	create liens on assets;

•	incur additional indebtedness;

•	sell, lease, transfer or otherwise dispose of assets;

•	make certain investments;

•	engage in amalgamations, mergers or consolidations;

•	engage in certain transactions with affiliates;

•	incur secured indebtedness;

•	pay dividends;

•	redeem or repurchase the capital sock of any guarantor that is a parent of any borrower;

•	make other restricted payments; and

•	restrict payments from subsidiaries.

However, in the event of an initial public offering by AL, the restriction on restricted payments by AL ceases to be in effect. Additionally, upon completion of such initial public offering, AL must maintain a consolidated net worth (as defined in the guaranty) of at least $500.0 million.

Credit Facility No. 2 also contains certain customary affirmative covenants and events of default.

Credit Facility No. 3

General.    In October 2005, certain of our subsidiaries entered into a senior secured credit facility, which we refer to as Credit Facility No. 3, with Wells Fargo Bank Northwest, National Association, as trustee, and Citibank, N.A., as lender and agent, to finance the acquisition of three aircraft. Credit Facility No. 3 provided for a term loan of up to $110.3 million. As of May 22, 2006, $73.3 million was outstanding under Credit Facility No. 3 after taking into account the sale of one of the aircraft financed with proceeds from the facility and the subsequent repayment of a portion of the term loan with the proceeds of such sale.

Interest Rate.    Borrowings under Credit Facility No. 3 bear interest (a) in the case of loans with an interest rate based on the applicable base rate, or ABR, the ABR plus an applicable margin or (b) in the case of loans with an interest rate based on the eurodollar rate, the eurodollar rate plus an applicable margin. The ABR is determined by reference to the higher of (i) the base rate of Citibank, N.A. and (ii) the federal funds rate plus ½ of 1%. The eurodollar rate is determined by reference to one-month LIBOR adjusted by the maximum rate, established by the Board of Governors of the Federal Reserve System, at which reserves are required to be maintained. The applicable margin is 0.50% with respect to ABR borrowings and 1.50% with respect to eurodollar borrowings. Currently, borrowings under Credit Facility No. 3 bear interest at one-month LIBOR plus 1.50%, which at March 31, 2006 was 6.20% per annum. We are also required to pay customary agency fees.

Prepayment.    Borrowings under the credit facility may be prepaid without penalty upon notice, subject to conditions. Credit Facility No. 3 requires mandatory prepayments of borrowings:

•	upon the sale of certain assets by a borrower, including any aircraft financed with proceeds from the credit facility;

•	upon the sale of all of the beneficial interest or ownership of a borrower;

•	upon an event of loss (as defined in the lease governing the applicable aircraft) with respect to the aircraft financed with proceeds from the credit facility; and

•	of certain amounts from cash accounts that serve as collateral for borrowings under Credit Facility No. 3.

Maturity Date.    The facility matures on October 24, 2006.

Guarantors.    All obligations of each borrower under Credit Facility No. 3 are unconditionally guaranteed by Aircastle Ireland Holding Limited, Aircastle Ireland No. 2 Limited, any applicable lease intermediaries (as defined in the credit facility) and the other borrowers under Credit Facility No. 3. Also, AL has agreed not to commence a bankruptcy case (directly or indirectly through the borrowers or guarantors) against the borrowers or guarantors under Credit Facility No. 3.

Collateral.    Borrowings under Credit Facility No. 3 are secured by first priority perfected security interests in and pledges or assignments of (i) all of Aircastle Ireland No. 2 Limited's equity ownership and beneficial interests in the borrowers and related trusts, (ii) any cash, securities or other property declared or distributed in respect of or in exchange of the equity ownership and beneficial interests in the borrowers and related trusts, including any proceeds therefrom, (iii) Aircastle Ireland Holding Limited's share ownership interest in Aircastle Ireland No. 2 Limited and (iv) the borrowers' interests in leases of aircraft financed or refinanced with proceeds of the credit facility, in lockbox accounts and in the borrowers' general bank accounts.

Certain Covenants.    Credit Facility No. 3 contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrowers and all of the guarantors (other than Aircastle Ireland Holding Limited) and their respective subsidiaries, to:

•	sell or otherwise dispose of its assets;

•	incur additional indebtedness;

•	create liens on assets, including assets financed with proceeds from Credit Facility No. 3;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	incur secured indebtedness;

•	engage in amalgamations, mergers or consolidations;

•	engage in certain transactions with affiliates;

•	change the business conducted by the borrowers and their respective subsidiaries;

•	make certain capital expenditures, other than those related to the purchase, maintenance or conversion of assets financed with proceeds from Credit Facility No. 3; and

•	own, operate or lease assets financed with proceeds from Credit Facility No. 3.

Credit Facility No. 3 also contains customary affirmative covenants and events of default.

Securitization

General.    On June     , 2006, we completed an aircraft lease portfolio securitization. Under the terms of the transaction, a single class of certificates were issued by the ACS 2006-1 Pass Through Trust, or the trust. The proceeds of the sale of the certificates were used by the trust to acquire senior secured notes issued by ACS Bermuda Finance Limited and ACS Ireland Finance Limited, the Bermuda and Irish special purpose entities we formed in May and March, respectively, 2006 and in which we will continue to hold substantially all of the equity interests. ACS Bermuda Finance Limited and ACS Ireland Finance Limited, together with their respective subsidiaries, are referred to herein as the ACS group.

The proceeds of the sale of the notes were used by ACS group entities to acquire, directly or indirectly, a total of 40 aircraft from wholly owned subsidiaries of Aircastle and to pay the expenses relating to the securitization. The aggregate principal amount of the notes sold to the trust was $560 million, and the expenses incurred in connection with the sale of the certificates was equal to $    million.

Payments on the notes will be passed through to the holders of the certificates. The primary source of payments on the notes will be lease payments on the aircraft to be owned by ACS group entities. ACS Bermuda and ACS Ireland have each unconditionally guaranteed the amounts due under the notes issued by the other.

Financial Guaranty Insurance Company issued a financial guaranty insurance policy to support the payment of interest when due on the certificates and the payment of the pool balance of the certificates on the final distribution date.

The certificates are rated Aaa and AAA by Moody's Investor Service and Standard & Poor's rating services, respectively.

Liquidity.    The ACS group will be required to maintain, as of each monthly payment date, unrestricted cash in an amount sufficient to cover its operating expenses over the one month, or in the case of maintenance expenditures, the three months following such payment date. In addition, Calyon, a subsidiary of the Crédit Agricole Group, will provide a liquidity facility in the amount of $42 million to the ACS group, which may under certain circumstances be drawn upon to pay expenses of the ACS group, interest rate hedge payments and interest on the notes.

Servicing.    Our wholly-owned subsidiary, Aircastle Advisor LLC, provides lease remarketing services to ACS Bermuda, and Aircastle Advisor (Ireland) Limited provides lease remarketing services to ACS Ireland, and sales remarketing services to the ACS group entitles and each receives a fee equal to 2.0% of the aggregate rentals received in relation to the aircraft it is remarketing and, in the case of Aircastle Advisor (Ireland) Limited, 1.0% of the net sales proceeds of any aircraft sold. Aircastle Advisor LLC also provides administrative services to the ACS group entities and is paid an annual fee equal to 0.5% of the aggregate rentals received each month on the ACS group aircraft.

The remarketing servicers and administrative agent may be terminated in certain circumstances by the ACS group or policy provider in the event of a default by or insolvency of any of them, and in addition the remarketing services may be terminated if (i) at least 15% of the aircraft of the ACS group remain off-lease for four months or more after having been reasonably available for lease, (ii) our tangible net worth falls below $250 million, (iii) our leverage ratio exceeds 8.5, or (iv) Fortress fails to maintain certain minimum shareholding levels at a time when our net worth is also below certain levels. More particularly, a termination right with respect to the remarketing services will arise if Fortress fails to maintain (i) a 23% ownership interest in Aircastle until the date of the first anniversary of the closing date unless our net worth is at least $500 million, (ii) a 21% ownership interest in Aircastle from the first anniversary up to the second anniversary of the closing date of the offering unless our net worth is at least $500 million, (iii) a 19% ownership interest in Aircastle from the date of the second anniversary up to the third anniversary of the closing date unless our net worth of Aircastle is at least $500 million, (iv) a 17% ownership interest in Aircastle from the third anniversary of the closing date up to the fourth anniversary of the closing date unless our net worth is at least $550 million or (v) a 10% ownership interest in Aircastle from the fourth anniversary up to the fifth anniversary of the closing date unless our net worth is at least $600 million: provided, however, that the foregoing will not be a termination event if Fortress has not sold any shares of Aircastle.

International Lease Finance Corporation acts as the back-up remarketing servicer and will provide remarketing services if the remarketing service agreements terminate prior to repayment of the notes. The back-up remarketing servicer receives a stand-by fee equal to $200,000 per annum, payable monthly in advance. Upon the termination of the remarketing services agreements, the back-up remarketing servicer will receive a monthly rent-based fee paid in arrears equal to the amount of 3.0% of the aggregate rents received on the ACS group aircraft and a sales-based incentive fee with respect to each sale of an aircraft in the amount of 3.0% of the value of the total consideration paid for the aircraft in such sale.

Interest Rate.    The notes will bear interest at one-month LIBOR plus 0.27%. We have entered into a series of interest rate hedging contracts intended to hedge the interest rate exposure associated with issuing floating-rate obligations backed by primarily fixed-rate lease assets. These contracts, together with the guarantee premium, the spread referenced above and other costs of trust administration, result in a fixed rate cost of                 % per annum, before the amortization of issuance fees and expenses.

Payment Terms.    The interest and principal payments on the notes are due on a monthly basis. The scheduled payments of principal have been calculated such that the principal balance of the notes will be equal to 54.8% of the Initial Appraised Value of the aircraft, as such Initial Appraised Value is decreased over time by an assumed amount of depreciation. During the first five years of the transaction, subject to compliance with the debt service coverage ratio test in years four and five, all cash flows attributable to the underlying aircraft after payment of expenses, interest and scheduled principal payments, or excess securitization cash flows, will be available for distribution to us. We intend to use the excess securitization cash flow to pay dividends and to make additional investments. We expect to refinance the notes on or prior to June 2011. In the event that the notes are not repaid on or prior to June 2011, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders. If during year four or five of the transaction, the debt service coverage ratio test fails on two consecutive payment dates, the excess securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders. The debt service coverage ratio test will fail to the extent that the trailing six month debt service coverage ratio is less than 1.7:1.

If the notes are voluntary redeemed, other than in certain limited circumstances, the redemption price will be 103% of the then outstanding principal balance of the notes, if the redemption occurs in the first ten months following the closing of the securitization. The redemption price reduces to 102% during the period between 11 and 20 months following closing, and to 101% in the period between 21 and 30 months following closing, and 100% thereafter. A redemption premium would also be payable to the financial guaranty insurance policy issuer in the event of a voluntary redemption prior to the third anniversary of the closing date, and the financial guaranty insurance policy issuer’s monthly premium will increase if the certificates are not fully repaid within 72 months of the closing date.

Maturity Date.    The final maturity date will be the twenty-fifth anniversary of the closing date. We intend to refinance the certificates on or before the fifth anniversary of the closing date.

Collateral.    The property of the trust includes the notes and rights under the financial guaranty insurance policy. The notes are secured by first priority perfected security interests in and pledges or assignments of equity ownership and beneficial interests in certain ACS Bermuda and ACS Ireland entities, as well as by their interests in leases of the aircraft they own, by cash held by or for them and by their rights under agreements with the service providers. Rentals and reserves paid under leases of the ACS Bermuda and ACS Ireland aircraft will be placed in collection accounts and paid out according to a priority of payments.

Default and Remedies.    ACS Bermuda and ACS Ireland will be in default under the transaction documents in the event, among other things, interest on the notes or principal due at final maturity is not paid, certain other covenants are not complied with and noncompliance materially adversely affects the noteholder, any significant ACS group member becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the then assumed portfolio value is entered and remains unstayed for a period of time. Following any such default and acceleration of the notes by the controlling party, the security trustee may exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale and on such terms as it may determine to be commercially reasonable. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the notes after the occurrence of any event of default, all cash generated by the ACS group will be used to prepay the notes and will not be available to us to make distributions to our shareholders.

Certain Covenants.    The remarketing service providers and administrative agent each have broad authority, within its internal operating guidelines, to manage the ACS group aircraft without requiring any consent or approval from the security trustee, rating agencies or the financial guaranty insurance policy issuer consent; however, certain transactions will require the consent or approval of one or more of the foregoing parties, including (i) sales of aircraft (a) for prices below 107% of the then-applicable note balance for such aircraft or (b) in any calendar year, in amounts in excess of 10% of the assumed portfolio value at the beginning of that year, (ii) re-leasing aircraft to the extent not in compliance with the lessee and geographic concentration limits, and the other operating covenants, in the transaction documents, (iii) modifying an aircraft if the cost thereof would exceed 105% of the cost of a heavy airframe check and an engine overhaul or (iv) enter into any transaction between Aircastle and the ACS group entities not already contemplated by the transaction documents. The lessee and geographic concentration limits will require us to re-lease the aircraft to an obligor- and jurisdictional-diverse set of customers, and may place limits on our ability (absent a third-party consent) to re-lease ACS group aircraft to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within any Aircastle group risk policies then in effect.

ACS Bermuda and ACS Ireland (and their subsidiaries) will not be permitted to acquire any aircraft other than the initial 40 aircraft subject to the securitization unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents, does not result in a default under the applicable concentration limits and, if the acquisition is of a remaining or substitute aircraft for the initial 40 aircraft or, if not, is made by means of the issuance of additional securities (other than certain equity securities of ACS Ireland), ACS Ireland or ACS Bermuda as applicable obtains prior written consent of each of the policy provider and Calyon and a confirmation from the rating agencies rating the certificates that they will not lower, qualify or withdraw their ratings on the certificates as a result of the acquisition.

Under the transaction documents, there are certain restrictions on the ability of the ACS group to make certain capital expenditures outside of the ordinary course of business. However, subject to certain restrictions, the ACS group will be permitted to convert aircraft from passenger to freighter and/or mixed use configurations and fund such conversions by using cash paid into an aircraft conversion account held by the security trustee. The aircraft conversion account will hold amounts accumulated in lieu of cash used to make what would otherwise constitute minimum principal payments and cash which would otherwise be made available for distribution to the Aircastle equity interest holders. Aircraft conversions funded by aircraft conversion account would be permitted only if certain conditions are met and, if more than three narrow-body aircraft are to be converted in the aggregate or for any conversion after the fifth anniversary of the closing or after the trailing six-month debt service coverage ratio failed to be met on two consecutive monthly payment dates, with rating agency confirmation and financial guaranty insurance policy issuer consent. After payment in full of any aircraft conversion or if a planned conversion is not undertaken, the balance of the amounts originally deposited in the aircraft conversion account for such aircraft conversion will be transferred to the collections account for application in accordance with the agreed priority of payments.

The transaction documents contain other operating covenants applicable to the ACS group entities, including covenants that restrict the investment and business activities of the ACS group,

limit the amount of debt that can be assumed by the ACS group entities and the payments they may make outside the payment priority provisions of the transaction documents, restrict their ability to grant liens, and limit their ability to merge, amalgamate, consolidate or transfer assets.

Description of Share Capital

The following description of our share capital summarizes certain provisions of our memorandum of association and our bye-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of our memorandum of association and bye-laws.

Share Capital

As of         , 2006, our authorized share capital consisted of 250,000,000 common shares, par value U.S. $0.01 each and 50,000,000 preference shares, par value U.S. $0.01. Upon completion of this offering, there will be          common shares issued and outstanding (assuming no exercise of the underwriters' over-allotment option), excluding an additional 3,138,000 common shares which remain available for grant, and an additional 70,000 common shares approved for grant or subject to restricted share units, under our equity and incentive plan, and no preference shares issued and outstanding. All of our issued and outstanding common shares prior to completion of this offering are fully paid, and all of our shares to be issued in this offering will be issued fully paid.

Pursuant to our bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are appointed by shareholders holding shares carrying a plurality of the votes cast on the resolution. In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares. We intend to apply to list our common shares on the New York Stock Exchange.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preference shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to that preference share. The effect of issuing preference shares could include one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preference shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of Aircastle.

Dividend Rights

Under Bermuda law, a company's board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 50% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing two-thirds of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Election and Removal of Directors

Our bye-laws provide that our board shall consist of not less than three and not more than eight directors as the board may from time to time determine. Our board of directors will initially consist of seven directors. Our board is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The current terms of the Class I, Class II and Class III directors will expire in 2007, 2008, and 2009, respectively.

Any shareholder wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a person is to be proposed for election as a director at an annual general meeting by a shareholder, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 25 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made.

A director may be removed with or without cause by a resolution including the affirmative vote of shareholders holding shares carrying at least 80.0% of the votes of all shares then issued and entitled to vote on the resolution, provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Corporate Opportunity

Our bye-laws provide that the Fortress shareholders, and their respective subsidiaries and affiliates (collectively, the ‘‘Significant Shareholders’’) have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Significant Shareholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our shareholders or affiliates.

Our bye-laws also provide that, in the event that any of our directors and officers who is also a director, officer or employee of any of our Significant Shareholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is not liable to us if any of the Significant Shareholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Acquisition of Common Shares by Aircastle and Option to Require Sale of Shares

Our bye-laws provide that we have the option, but not the obligation, to require a non-U.S. shareholder to sell its common shares for their fair market value to us, to other shareholders or to third parties if we determine, that failure to exercise our option would result in adverse tax consequences to us or certain U.S. Persons the shares held by whom constitute controlled shares. Our right to require a shareholder to sell its shares will be limited to the purchase of a number of shares that will permit avoidance of those adverse tax consequences.

Shareholders Agreement

For a description of the Amended and Restated Shareholders Agreement that we will enter into with the Fortress shareholders upon the completion of this offering, see ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’

Anti-Takeover Provisions

The following is a summary of certain provisions of our bye-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

The authorized but unissued common shares and our preference shares will be available for future issuance by the board of directors, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preference shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation or otherwise.

Certain provisions of our bye-laws may make a change in control of Aircastle more difficult to effect. Our bye-laws provide for a staggered board of directors consisting of three classes of directors. Each class of directors are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors is elected for a three-year term of office by our shareholders. The terms of the directors in the first, second and third classes will expire in 2007, 2008 and 2009, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. The classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our shareholders. Our bye-laws provide that persons standing for election as directors at a duly constituted and quorate annual general meeting are appointed by shareholders holding shares carrying a plurality of the votes cast on the resolution. In addition, our bye-laws provide that directors may be removed with or without cause by a resolution including the affirmative vote of shareholders holding shares carrying at least 80.0% of the votes of all shares entitled to vote on the resolution. Our bye-laws also give us the option, but not the obligation, to require a non-U.S. shareholder to sell the shareholder's common shares to us, to another shareholder or to third parties at fair market value if we determine, that failure to exercise such option would result in adverse tax consequences to us or certain U.S. Persons the shares held by whom constitute controlled shares.

Pursuant to our bye-laws, our preference shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, privileges, qualifications, limitations and restrictions. See ‘‘— Preference Shares.’’

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes may require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Differences in Corporate Law

You should be aware that the Companies Act 1981 of Bermuda, which applies to us, differs in certain material respects from laws generally applicable to Delaware corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us which differ in certain respects from provisions of the General Corporation Law of the State of Delaware. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Bermuda law.

Duties of Directors.    Our bye-laws provide that our business is to be managed and conducted by our board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Directors and officers generally owe fiduciary duties to the company, and not to the company's individual shareholders. Our shareholders may not have a direct cause of action against our directors.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Delaware law provides that a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the ‘‘business judgment rule.’’ The business judgment rule is a presumption that in making a business decision, directors acted on an informed basis and that the action taken was in the best interests of the Company and its shareholders, and accordingly, unless the presumption is rebutted, a board's decision will be upheld unless there can be no rational business purpose for the action or the action constitutes corporate waste. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts may subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control or the approval of a transaction resulting in a sale of control of the corporation.

Interested Directors.    Bermuda law and our bye-laws provide that if a director has an interest in a material transaction or proposed material transaction with us or any of our subsidiaries or has a material interest in any person that is a party to such a transaction, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting. Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the Company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements.    Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, two or more persons present in person at the start of the meeting and representing in person or by proxy shareholders holding shares carrying more than 50% of the votes of all shares entitled to vote on the resolution shall constitute a quorum for the transaction of business. Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast except for the election of directors which requires only a plurality of the votes cast.

Any individual who is a shareholder of the company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine. Under our bye-laws, each holder of common shares is entitled to one vote per common share held.

Under Delaware law, unless otherwise provided in the company's certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Delaware law provides that unless otherwise provided in a company's certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company's certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Dividends.    Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. Issued share capital is the aggregate par value of the company's issued shares, and share premium is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances.

Under Delaware law, subject to any restrictions contained in the company's certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Amalgamations, Mergers and Similar Arrangements.    The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that a merger or an amalgamation (other than with a wholly owned subsidiary) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy shareholders holding shares carrying more than 50% of the votes of all shares entitled to vote on the resolution. Any merger or amalgamation not approved by our board must be approved by shareholders holding shares carrying not less than 66% of the votes of all shares entitled to vote on the resolution.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Takeovers.    An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•	By a procedure under the Companies Act known as a ‘‘scheme of arrangement’’. A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•	If the acquiring party is a company by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.

•	Where the acquiring party or parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Shareholders' Suits.    Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors and Officers.    Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records.    Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and certain alterations to our memorandum of association. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.

The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

Shareholder Proposals.    Under Bermuda law, shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting although restrictions may be included in a Delaware company's certificate of incorporation or bylaws.

Calling of Special Shareholders Meetings.    Under Aircastle's bye-laws, a special general meeting may be called by the President, the chairman of the board, the board of directors or by Fortress so long as they hold shares carrying 10% of the votes of all shares, in issue from time to time. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Delaware law permits the board of directors or any person who is authorized under a corporation's certificate of incorporation or bye-laws to call a special meeting of shareholders.

Amendment of Organizational Documents.    Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Certain amendments to the memorandum of association may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company's issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company's stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then issued and outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company's certificate of incorporation that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws.    Aircastle's bye-laws provide that the bye-laws may only be rescinded, altered or amended upon approval by a resolution of Aircastle's board of directors and by a resolution of our shareholders approved by 66% of votes cast.

Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation. Those bye-laws dealing with the election of directors, classes of directors and the term of office of directors may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than 66.0% of all shares entitled to vote on the resolution

Those bye-laws dealing with the removal of directors and corporate opportunity may only be rescinded, altered or amended upon approval by a resolution of the directors and by a resolution of shareholders carrying not less than 80.0% of all shares entitled to vote on the resolution.

Registrar and Transfer Agent

A register of holders of the common shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by                 , who will serve as branch registrar and transfer agent. The telephone number of Codan Services Limited is +1(441) 295-5950 and of          is         .

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common shares, and we cannot predict the effect, if any, that market sales of shares or availability of any shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of common shares (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common shares and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have             common shares issued and outstanding (or a maximum of              shares if the underwriters exercise their over-allotment option in full). All of the common shares sold in this offering (or                 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by ‘‘affiliates’’ as that term is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, holders of restricted shares will be entitled to sell those shares in the public securities markets if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale as set forth below.

In addition to the issued and outstanding common shares, we intend to file a registration statement on Form S-8 to register an aggregate of             common shares reserved for issuance under our incentive programs.

Lock-Up of our Common Shares

We and our executive officers, directors, shareholders and participants in our directed share program have agreed with the underwriters, subject to certain exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such executive officers, directors, shareholders and participants in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our common shares or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise during the period from the date of this prospectus continuing through the date 120 days after the date of this prospectus, except with the prior written consent of the representatives.

The 120-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 120-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

All participants in our directed shares program described under ‘‘Underwriting’’ have also agreed to similar restrictions in respect of common shares purchased in this offering. See ‘‘Underwriting.’’

Rule 144

In general, Rule 144 of the Securities Act as currently in effect, provides that a person may sell within any three month period a number of common shares that does not exceed the greater of:

•	1% of the total number of common shares then issued and outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale subject to a requirement that any ‘‘restricted’’ shares have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An ‘‘affiliate’’ is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, ‘‘144(k)’’ shares may be sold immediately upon completion of this offering.

Registration Rights

Pursuant to our Amended and Restated Shareholders Agreement, Fortress shareholders and certain of their affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register all of their common shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See ‘‘Certain Relationships and Related Party Transactions — Shareholders Agreement.’’

Material Tax Considerations

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of common shares by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common shares held as capital assets by holders who purchase common shares in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common shares by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as the following:

•	brokers or dealers in securities or currencies;

•	financial institutions;

•	pension plans;

•	regulated investment companies;

•	real estate investment trusts;

•	cooperatives;

•	tax-exempt entities;

•	insurance companies;

•	persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as partnerships or other pass through entities for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below) whose ‘‘functional currency’’ is not the U.S. dollar.

Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this discussion, you will be considered a ‘‘U.S. Holder’’ if you beneficially own our common shares and you are for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if you (i) are subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of your substantial decisions or (ii) have a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You will be considered a ‘‘Non-U.S. Holder’’ if you beneficially own our common shares and your are not a U.S. Holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. If you are a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners generally will depend upon the status of such partners and your activities.

If you are considering the purchase of our common shares, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common shares, as well as any consequences to you arising under state, local and non-U.S. tax laws.

Taxation of Aircastle

AL expects that it will not be treated as engaged in a trade or business in the United States and thus will not be subject to U.S. federal income taxation. No assurances can be given, however, in this regard. Certain subsidiaries of AL may be treated as engaged in a trade business in the United States. Unless otherwise exempted by an applicable income tax treaty, a non-U.S. corporation that is engaged in a trade or business in the United States is generally subject to U.S. federal income taxation, at the graduated tax rates applicable to U.S. corporations, on the portion of such non-U.S. corporation’s income that is ‘‘effectively connected’’ with such trade or business. In addition, such non-U.S. corporation may be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

We expect that each of our Irish subsidiaries will be eligible to claim the benefits of the Irish Treaty. Accordingly, even if such Irish subsidiaries earn income that otherwise would be treated as effectively connected with a trade or business in the United States, such income is expected to be exempt from U.S. tax under the Irish Treaty to the extent that it is (i) rental income attributable to aircraft used in international traffic or (ii) gain from the sale of aircraft used in international traffic. For this purpose, ‘‘international traffic’’ means transportation except where flights are solely between places within the United States. Although any income of the Irish subsidiaries that is attributable to aircraft used for flights solely between places within the United States may be subject to U.S. federal income taxation at a maximum rate of 35%, such income would be subject to a reduced 5% branch profits tax under the Irish Treaty. No assurances can be given, however, that each of the Irish subsidiaries will qualify each year for the benefits of the Irish Treaty.

Although Aircastle Bermuda may be treated as engaged in a trade or business in the United States, we expect that Aircastle Bermuda generally will not earn income that is treated as effectively connected with a U.S. trade or business. Accordingly, we expect that Aircastle Bermuda generally will not be subject to U.S. federal income taxation on a net income basis. No assurances can be given, however, that Aircastle Bermuda will be able to avoid generating income (unless exempt from tax pursuant to Section 883 of the Code as described below) that is effectively connected with a U.S. trade or business. We expect that Aircastle Bermuda’s U.S. source rental income generally will be subject to U.S. federal taxation, on a gross income basis, at a rate of not in excess of 4% as provided in Section 887 of the Code. If, contrary to expectations, we do not comply with certain administrative guidelines of the IRS, such that 90% or more of Aircastle Bermuda’s U.S. source rental income were attributable to the activities of personnel based in the United States, Aircastle Bermuda’s U.S. source rental income could be treated as income effectively connected with the conduct of a trade or business in the United States. In such case, Aircastle Bermuda’s U.S. source rental income would be subject to U.S. federal income taxation at a maximum rate of 35%. In addition, Aircastle Bermuda would be subject to the U.S. federal branch profits tax on its effectively connected earnings and profits at a rate of 30%.

Section 883 of the Code provides an exemption from U.S. federal income taxation for income derived from aircraft used in international traffic by certain foreign corporations. To qualify for this exemption in respect of rental income, the lessor of the aircraft must be organized in a country that grants a comparable exemption to U.S. lessors (Bermuda and Ireland each do), and the direct and indirect shareholders of the lessor must satisfy certain residency requirements. We and our subsidiaries may qualify for this exemption from U.S. tax, in which case income earned by us from aircraft used in international traffic would not be subject to U.S. federal income tax.

Consequences to U.S. Holders

The following discussion applies to you only if you are a U.S. Holder.

Dividends

Subject to the passive foreign investment company rules and the controlled foreign corporation rules discussed below, distributions of cash or property that we pay in respect of our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to you in excess of our earnings and profits will be treated first as a return of capital (with a corresponding reduction in your tax basis in the common shares) to the extent of your tax basis in the common shares on which the distribution was made, and then as capital gain from the sale or exchange of such common shares. We expect that our distributions will not be eligible for the dividends-received deduction for corporate U.S. Holders or ‘‘qualified dividend income’’ (which is taxable at the rates generally applicable to long-term capital gains) for U.S. Holders taxed as individuals.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the passive foreign investment company rules and the controlled foreign corporation rules discussed below, upon the sale, exchange or other taxable disposition of common shares, you will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and your tax basis in the common shares sold. Such gain or loss generally will be long-term capital gain or loss if your holding period with respect to such common shares is more than one year at the time of its disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status and Related Tax Consequences

We expect AL and certain of its subsidiaries to be passive foreign investment companies, or PFICs, for U.S. federal income tax purposes. Accordingly, you will be subject to different taxation rules with respect to an investment in our common shares depending on whether you make a qualified electing fund, or QEF, election with respect to your investment in common shares and with respect to the subsidiaries of AL that are treated as PFICs. Different rules may apply to you if you are a ‘‘10% U.S. Holder’’ (as described below under Controlled Foreign Corporation Status and Related Tax Consequences).

If you make timely QEF elections with respect to your common shares and the subsidiaries of AL that are treated as PFICs, you must report for U.S. federal income tax purposes your pro rata share of each PFIC’s ordinary earnings and net capital gain, if any, for each taxable year for which it is a PFIC that ends with or within your taxable year, regardless of whether or not you received any distributions on the common shares you own. No portion of any such inclusions of ordinary earnings would be eligible to be treated as ‘‘qualified dividend income.’’ If you are a non-corporate U.S. Holder, any such net capital gain inclusions would be eligible for taxation at the preferential capital gains tax rates. If you are a regulated investment company, such ordinary earnings and net capital gain inclusions will be treated as qualifying income described in Section 851(b)(2)(A) of the Code. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would not be taxed again when you receive such distribution, but it would result in a corresponding reduction in the adjusted tax basis in your common shares. You would not, however, be entitled to a deduction for your pro rata share of any losses that any such PFIC incurs with respect to any year. You generally would recognize capital gain or loss on the sale, exchange or other disposition of common shares. You may make timely QEF elections with respect to your investment in common shares by filing one copy of IRS Form 8621 with your U.S. federal income tax return for the first year in which you hold our common shares. AL will provide you with all necessary information in order for you to make QEF elections as described above. Another election generally available with respect to publicly traded PFICs, the ‘‘mark-to-market’’ election, will not be available with respect to the subsidiaries of AL, making such an election ineffectual with respect to an investment in AL common shares.

Finally, if you do not make QEF elections with respect to your investment in common shares and to any subsidiary of AL that is a PFIC, you would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions you receive on your common shares in a taxable year in excess of 125% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for the common shares), and (ii) any gain realized on the sale, exchange or other disposition of common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the aggregate holding period for the common shares;

•	the amount allocated to the current taxable year would be taxed as ordinary income and would not be ‘‘qualified dividend income’’; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you do not make QEF elections with respect to AL and its subsidiaries that are treated as PFICs, if the stock of a subsidiary of AL that is treated as a PFIC is sold or otherwise disposed of, you will be required to recognize gain in an amount equal to your pro rata share of the gain realized by the direct owner of the disposed PFIC stock. The amount of such gain will be treated as an excess distribution and will be subject to the rules set forth above with respect to excess distributions.

These special rules should not apply to a beneficial owner of our common shares that is a pension, profit sharing or other retirement trust or other tax-exempt organization that does not borrow money or otherwise utilize leverage in connection with its acquisition of our common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE PFIC RULES TO YOUR PARTICULAR SITUATION.

Controlled Foreign Corporation Status and Related Tax Consequences

We also expect that AL and certain of its subsidiaries currently are controlled foreign corporations, or CFCs, for U.S. federal income tax purposes. AL will be a CFC for any year in which U.S. Holders that each own (directly, indirectly or by attribution) at least 10% of AL’s voting shares (each a ‘‘10% U.S. Holder’’) together own more than 50% of the total combined voting power of all classes of AL’s voting shares or more than 50% of the total value of AL’s shares. The classification of AL as a CFC has many complex results, one of which is that if you are a 10% U.S. Holder on the last day of AL’s taxable year, you will be required to recognize as ordinary income your pro rata share of certain income of AL and its subsidiaries (including both ordinary earnings and capital gains) for the taxable year, whether or not you receive any distributions on your common shares during that taxable year. In addition, special foreign tax credit rules would apply. Your adjusted tax basis in your common shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in your adjusted tax basis in your common shares and would not be taxed again when you receive such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their common shares for more than one year, if you are a 10% U.S. Holder, any gain from disposition of your common shares will be treated as dividend income to the extent of accumulated earnings attributable to such common shares during the time you held such common shares.

For any year in which AL is both a PFIC and a CFC, if you are a 10% U.S. Holder, you would be subject to the CFC rules and not the PFIC rules with respect to your investment in common shares.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE APPLICATION OF THE CFC RULES TO YOUR PARTICULAR SITUATION.

Information Reporting and Backup Withholding

In general, information will be reported to the IRS each year regarding the amount of any dividends on our common shares and the proceeds of any sale of our common shares paid to you during such year unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or to make required certifications or you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that you timely furnish the required information to the IRS.

If you are a U.S. Holder that owns more than 10% of the aggregate value of our common shares (or you are an officer or director of AL and you are a United States citizen or resident) you may be required to file an information return on IRS Form 5471. A U.S. Holder that purchases common shares with cash generally will be required to file Form 926 with the IRS if (i) immediately after the transfers such investor holds, directly or indirectly, at least 10% of our voting shares, or (ii) the amount of cash transferred in exchange for common shares during the 12-month period ending on the date of the transfer exceeds $100,000. In the event a U.S. Holder fails to file any such required form, such holder could be required to pay a substantial penalty. In addition, depending on your particular circumstances, you may be required to file certain other IRS information returns with respect to an investment in common shares.

Consequences to Non-U.S. Holders

The following discussion applies you only if you are a Non-U.S. Holder. Special rules may apply to you if you are a CFC or a PFIC or are otherwise subject to special treatment under the Code. In such case, you should consult your own tax advisor to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to you with respect to an investment in common shares.

Dividends

You generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to the common shares, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will not be subject to U.S. federal income tax or withholding tax with respect to any gain recognized on a sale, exchange or other taxable disposition of shares of our common shares unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States; or

•	if you are an individual and you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you meet certain other requirements

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition of common shares under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition of common shares that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30%, or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

You may be required to establish your exemption from information reporting and backup withholding by certifying your status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-U.S. Holder and you sell your common shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-U.S. office of a broker that is a U.S. person or that has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

The IRS may make information reported to you and the IRS available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided the required information is timely furnished by you to the IRS. You should consult your own tax advisors regarding the filing of a U.S. tax return for claiming a refund of any such backup withholding.

Underwriting

J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering, and as representatives of the underwriters named below.

We and the underwriters named below have entered into an underwriting agreement covering the common shares to be sold in this offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Citigroup Global Markets Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. If an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters propose to offer the common shares directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of up to $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to                    additional common shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. The information on any such website is not part of this prospectus.

We have agreed that we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or relating to our common shares or any securities convertible into or exercisable or exchangeable for our common shares, without the prior written consent of the representatives for a period of 120 days after the date of this prospectus. Notwithstanding the foregoing, if (i) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, our executive officers, directors, shareholders and participants in our directed share program have entered into lock-up agreements with the underwriters pursuant to which we and each of these persons or entities, subject to certain exceptions, for a period of 120 days after the date of this prospectus, may not, without the prior written consent of the representatives, directly or indirectly (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such executive officers, directors, shareholders and participants in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for our common shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, each of such executive officers, directors, shareholders and participants has agreed that, without the prior written consent of the representatives, it will not, during the 120-day restricted period, make any demand for or exercise any right with respect to the registration of our common shares or any securities convertible into or exercisable or exchangeable for our common shares. Notwithstanding the foregoing, if (i) during the last 17 days of the 120-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 120-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 120-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We may issue common shares or securities convertible into or exercisable or exchangeable for common shares for the benefit of our employees, directors and officers under incentive plans described in this prospectus, provided that recipients are subject to the lock-up described above.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us pursuant to a directed share program. The number of common shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares under this program. Any reserved shares which are not orally confirmed for purchase by 9:00 a.m. Eastern Time on the first day of trading will be sold by the underwriters to the general public on the same terms as the other shares offered hereby.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common shares approved for listing on the NYSE under the symbol ‘‘            ’’. The underwriters intend to sell our common shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of the NYSE.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be ‘‘covered’’ shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be ‘‘naked’’ shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our historical financial statements;

•	our prospects for future earnings and cash flows;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. The representatives or their affiliates acted as lenders for one or more of our credit facilities and as initial purchasers in Securitization No. 1.

Certain of the underwriters or their affiliates may receive more than 10% of the proceeds of this offering. Generally, in an offering in which this is the case, Rule 2710(h) of the NASD Conduct Rules mandates that the initial public offering price can be no higher than that recommended by a ‘‘qualified independent underwriter’’ meeting certain standards. Accordingly,          has assumed the responsibilities of acting as a qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2720.         , in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.          will receive $                 for acting in this capacity; however, we have agreed to indemnify          for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

United Kingdom

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of Shares to the public’’ in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

Our common shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (or, the ‘‘SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

Our common shares have not been and will not be registered under the Securities and Exchange Law of Japan (or, the ‘‘Securities and Exchange Law’’) and each underwriter has agreed that it will not offer or sell any of our common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

Our common shares may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our common shares may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common shares may be publicly issued in connection with any such offer or distribution. Our common shares have not been and will not be approved by any Swiss regulatory authority. In particular, our common shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal Matters

Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Conyers Dill & Pearman, Hamilton, Bermuda will pass upon the validity of the common shares. Sidley Austin LLP, New York, New York is representing the underwriters in this offering. Skadden, Arps, Slate, Meagher & Flom LLP also represents Fortress on a variety of past and current matters. Sidley Austin LLP has represented us and Fortress on a variety of past and current matters.

Experts

The consolidated financial statements of Aircastle Limited at December 31, 2004 and 2005, for the period from October 29, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the Securities and Exchange Commission relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the Commission at the Commission's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Aircastle Limited, c/o Aircastle Advisor LLC, 300 First Stamford Place, 5th Floor, Stamford, CT 06902, (203) 504-1020.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the Commission. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended December 31. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent certified public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Index to Consolidated Financial Statements

Consolidated Financial Statements – December 31, 2004 and 2005
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2004 and 2005	F-3
Consolidated Statements of Operations for the period from October 29, 2004 (Commencement of Operations) through December 31, 2004 and for the Year Ended December 31, 2005	F-4
Consolidated Statements of Shareholders' Equity for the period from October 29, 2004 (Commencement of Operations) through December 31, 2004 and for the Year Ended December 31, 2005	F-5
Consolidated Statements of Cash Flows for the period from October 29, 2004 (Commencement of Operations) through December 31, 2004 and for the Year Ended December 31, 2005	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Financial Statements – March 31, 2005 and 2006
Consolidated Balance Sheets at December 31, 2005 and March 31, 2006	F-24
Consolidated Statements of Operations for the Three Months Ended March 31, 2005 and 2006	F-25
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2005 and 2006	F-26
Notes to Unaudited Consolidated Financial Statements	F-27

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aircastle Limited

We have audited the accompanying consolidated balance sheets of Aircastle Limited and subsidiaries as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for the period October 29, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aircastle Limited and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the period October 29, 2004 (commencement of operations) through December 31, 2004 and for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
March 31, 2006

Aircastle Limited and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	December 31,
	2004	2005
Assets
Cash and cash equivalents	$—	$79,943
Accounts receivable	350	3,115
Receivable from shareholders	7,585	—
Debt securities, available-for-sale	—	26,907
Restricted cash and cash equivalents	—	40,652
Flight equipment held for sale	—	54,917
Flight equipment held for lease, net of accumulated depreciation of $390 and $14,685	94,430	746,124
Leasehold improvements, furnishings and equipment, net of accumulated depreciation of $0 and $165	30	1,529
Fair value of derivative assets	—	3,608
Other assets	2,586	10,737
Total assets	$104,981	$967,532
Liabilities and Shareholders’ Equity
Liabilities
Borrowings under credit facilities	$—	$490,588
Accounts payable, accrued expenses and other liabilities	272	12,038
Payable to affiliates	1,098	105
Lease rentals received in advance	902	6,241
Repurchase agreements	—	8,665
Security deposits and maintenance payments	3,474	37,089
Fair value of derivative liabilities	—	1,870
Total liabilities	5,746	556,596
Commitment and Contingencies – Note 10
Shareholders’ Equity
Common shares, $.01 par value, 100,000,000 shares authorized, 40,000,000 shares issued and outstanding	400	400
Additional paid-in capital	100,300	400,009
Accumulated deficit	(1,465)	(1,237)
Accumulated other comprehensive income	—	11,764
Total shareholders’ equity	99,235	410,936
Total liabilities and shareholders’ equity	$104,981	$967,532

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Period from October 29 (Commencement of Operations) to December 31, 2004	Year Ended December 31, 2005
Revenues
Lease rentals	$78	$32,978
Interest income	—	2,942
Other revenue	—	106
Total revenues	78	36,026
Expenses
Depreciation	390	14,460
Interest (net of interest income of $9 and $1,364)	(9)	7,739
Selling, general and administrative (including share based payments expense of $0 and $409)	1,117	12,595
Other expenses	45	1,171
Total expenses	1,543	35,965
Income (Loss) from continuing operations before
income taxes	(1,465)	61
Income tax provision	—	940
(Loss) from continuing operations	(1,465)	(879)
Earnings from discontinued operations, net of income taxes	—	1,107
Net income (loss)	$(1,465)	$228
Basic earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01
Diluted earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(Dollars in thousands)

	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount
Shareholders’ equity, October 29, 2004 (commencement of operations)	—	$—	$—	$—	$—	$—
Issuance of common shares	40,000,000	400	—	—	—	400
Capital contributions	—	—	100,300	—	—	100,300
Net (loss)	—	—	—	(1,465)	—	(1,465)
Balance, December 31, 2004	40,000,000	400	100,300	(1,465)	—	99,235
Capital contributions	—	—	299,300	—	—	299,300
Amortization of share based payments	—	—	409	—	—	409
Comprehensive income:
Net income	—	—	—	228	—	228
Other comprehensive income:
Change in fair value of derivatives	—	—	—	—	1,864	1,864
Unrealized appreciation on debt securities	—	—	—	—	9,900	9,900
Total comprehensive income						11,992
Balance, December 31, 2005	40,000,000	$400	$400,009	$(1,237)	$11,764	$410,936

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Period from October 29 (Commencement of Operations) to December 31, 2004	Year Ended December 31, 2005
Cash flows from operating activities
Net income (loss)	$(1,465)	$228
Adjustments to reconcile net (loss) income to net cash provided by operating activities (inclusive of amounts related to discontinued operations):
Depreciation	390	14,460
Amortization	30	2,072
Deferred income taxes	—	333
Accretion of purchase discount on debt securities	—	(787)
Share based payments expense	—	409
Ineffective portion of cash flow hedges	—	126
(Loss) on sale of debt securities	—	7
Changes in certain assets and liabilities
Restricted cash and cash equivalents	—	(40,652)
Accounts receivables	(350)	(2,765)
Other assets	(61)	(535)
Payable to affiliates	1,098	(988)
Security deposits and maintenance payments	3,474	33,615
Accounts payable, accrued expenses and other liabilities	272	9,700
Lease rentals received in advance	902	5,339
Net cash provided by operating activities	4,290	20,562
Cash flows from investing activities
Acquisition and improvement of flight equipment	(97,405)	(664,643)
Investment in purchase of flight equipment held for sale	—	(54,917)
Purchase of debt securities	—	(29,376)
Leasehold improvements, furnishings and equipment	—	(2,892)
Deposits on aircraft purchases	—	(3,465)
Principal repayments on debt securities	—	10,461
Proceeds from sale of debt securities	—	2,688
Net cash used in investing activities	(97,405)	(742,144)
Cash flows from financing activities
Issuance of common shares	400	—
Credit facility borrowings	—	490,588
Deferred financing costs	—	(4,613)
Proceeds from repurchase agreements	—	8,679
Principal repayment of repurchase agreements	—	(14)
Capital contributions	92,715	306,885
Net cash provided by financing activities	93,115	801,525
Net increase in cash and cash equivalents	—	79,943
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$—	$79,943
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$—	$6,695

The accompanying notes are an integral part of these consolidated financial statements.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1.	Organization

Aircastle Limited, formerly Aircastle Investment Limited, (‘‘Aircastle’’, the ‘‘Company’’, ‘‘we’’, ‘‘our’’) is a Bermuda company that was incorporated on October 29, 2004 by Fortress Investment Group LLC and certain of its affiliates (together, the ‘‘Shareholders,’’ or ‘‘Fortress’’) under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Aircastle’s business is investing in aviation assets, including acquiring, managing and leasing commercial jet aircraft to airlines throughout the world and investing in aircraft related debt investments.

Pursuant to a Shareholders Agreement executed November 24, 2004 (‘‘the Shareholders Agreement’’), the Shareholders committed to contribute $400,000 in initial equity to Aircastle. As of December 31, 2005, the Shareholders had completed making their initial $400,000 capital contribution.

The Shareholders Agreement requires that all transfers of shares by shareholders require the prior approval of the Board of Directors.

2.	Summary of Significant Accounting Policies

Basis of Presentation

Aircastle is a holding company that conducts its business through subsidiaries. Aircastle owns directly or indirectly all of the outstanding common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’).

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of Aircastle and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. While Aircastle believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash and Cash Equivalents

Aircastle considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Restricted cash and cash equivalents consists primarily of maintenance deposits and security deposits received from lessees pursuant to the terms of various lease agreements, and rent collections held in lockbox accounts pursuant to our credit facilities.

All of our cash and cash equivalents and restricted cash and cash equivalents are held by three major financial institutions.

Debt Securities

Aircastle accounts for debt securities in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 115, Accounting for Certain Investments in Debt and Equity Securities. As of December 31, 2005 all of our debt securities are classified as available-for-sale and are reported at fair value, based on quoted market prices, with unrealized gains and losses included in shareholders’ equity as a component of accumulated other comprehensive income, net of applicable taxes, if any. The cost of securities sold is based on the specific identification method. Interest on these securities is accrued as earned and included in interest income. Unrealized losses considered to be ‘‘other-than-temporary’’ are recognized in earnings.

Flight Equipment Held for Lease

Flight equipment held for lease is stated at cost and depreciated using the straight-line method over a 25 year life from the date of manufacture to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of situations where exceptions may arise include, but are not limited to:

•	Flight equipment where estimates of the manufacturer’s realized sales prices are not relevant (e.g., freighter conversions)

•	Flight equipment where estimates of the manufacturer’s realized sales prices are not readily available (e.g., older flight equipment)

•	Flight equipment which may have a shorter useful life due to obsolescence.

Lessee specific modifications are capitalized and depreciated over the life of the related lease and are included in other assets.

Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease and to be compliant with return conditions of flight equipment at lease termination.

Lease premiums relate to leases acquired with the purchase of an aircraft that were determined to be above fair value. This premium is capitalized and amortized using the straight-line method over the lease term, and is included in other assets.

Flight Equipment Held for Sale

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. The rent received from flight equipment held for sale and related interest expense, net of income taxes, are reported in income from discontinued operations.

Impairment of Flight Equipment

In accordance with SFAS No. 144, Aircastle reviews its flight equipment for impairment when indicators of impairment exist. Impairment exists when the carrying value of an aircraft exceeds the sum of the undiscounted cash flows and its fair value. Our review for impairment includes a consideration of the existence of impairment indicators including third party appraisals of our aircraft, adverse changes in market conditions for specific aircraft types and the occurrence of significant adverse changes in general industry and market conditions that could affect the fair value of our aircraft. When indicators of impairment suggest that the carrying value of an aircraft may not be recoverable we determine whether SFAS No. 144’s impairment recognition criteria have been met by evaluating whether the carrying value of the asset exceeds the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The preparation of the undiscounted cash flows requires the use of assumptions and estimates, including the level of future rents, the residual value expected to be realized upon disposition of the asset, estimated downtime between re-leasing events and the amount of re-leasing costs.

If we determine that the carrying value may not be recoverable, we will assess the fair values of the assets. In determining the fair value of the assets, we consider market trends, published values for similar aircraft, recent transactions of similar aircraft and quotes from third party appraisers.

Security Deposits and Maintenance Payments

Most of Aircastle’s operating leases require the lessee to pay Aircastle a security deposit or provide a letter of credit. At December 31, 2004 and 2005, security deposits represent cash received from the lessee that are held on deposit until lease expiry. Aircastle’s operating leases also obligate the lessees to maintain flight equipment and comply with all governmental requirements applicable to the flight equipment, including, without limitation, operational, maintenance, registration requirements and airworthiness directives. In all of Aircastle’s operating leases, the lessee is obligated to pay maintenance payments or end of lease payments for certain scheduled maintenance, which may be used to reimburse lessees for costs of certain agreed upon maintenance. We do not record any portion of maintenance payments as revenue at the time of receipt.

Income Taxes

Aircastle provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (‘‘SFAS No. 109’’). SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

consequences attributed to differences between the financial statement and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount estimated by Aircastle to be realizable.

Hedging Activities

In the normal course of business, we utilize derivative financial instruments to manage our exposure to interest rate risks. We account for derivatives in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’). All derivatives are recognized on the balance sheet at their fair value. Through December 31, 2005 all of our derivative activities were cash flow hedges. On the date that we enter into a derivative contract, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions.

This includes linking all derivatives that are designated as cash flow hedges to specific assets or liabilities on the balance sheet. We also assess (both at the hedge’s inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. If it were to be determined that a derivative is not (or has ceased to be) highly effective as a hedge, we would discontinue hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in accumulated other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of the variable rate liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative exceeds the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. Changes in the fair value of derivative financial instruments that did not qualify for hedge treatment under SFAS No. 133 are reported in current period earnings.

Repurchase Agreements

Debt securities sold under agreements to repurchase (‘‘repurchase agreements’’) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash received. Repurchase agreements are recorded as liabilities, with the underlying debt securities sold continuing to be classified as debt securities available-for-sale. Liabilities recorded under these agreements are accounted for on an accrual basis with interest reported in interest expense. At December 31, 2005, substantially all of our repurchase agreements are with parties from whom we did not originally acquire the debt securities.

Lease Rentals

We lease flight equipment under operating leases. Lease rentals are recognized on a straight-line basis over the term of the lease. Revenue is not recognized when collection is not reasonably assured.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Comprehensive Income

Comprehensive income consists of net income (loss) and other gains and losses, net of income taxes, if any, affecting shareholders’ equity that under GAAP are excluded from net income (loss). At December 31, 2005 such amount consists of the effective portion of fluctuations in the fair value of derivatives designated as cash flow hedges and unrealized gains on the fair value of debt securities classified as available-for-sale.

Share Based Compensation

Aircastle adopted SFAS No. 123(R), Share Based Payment (‘‘SFAS No. 123(R)’’), effective January 1, 2005. Pursuant to SFAS No. 123(R), Aircastle recognizes compensation cost relating to share-based payment transactions in the financial statements based on the fair value of the equity instruments issued. Aircastle uses the straight line method of accounting for compensation cost on share-based payment awards that contain pro-rata vesting provisions.

Deferred Financing Costs

Costs in connection with borrowings are deferred and amortized over the life of the revolving credit facility and are charged to interest expense.

Leasehold Improvements, Furnishings and Equipment

Improvements made in connection with the leasing of office facilities are capitalized as leasehold improvements and are amortized on a straight line basis over the minimum lease period. Furnishings and equipment are capitalized at cost and are amortized over the estimated life of the related assets which range between 3 and 5 years.

Impact of Recently Issued Accounting Standard

In November 2005, the Financial Accounting Standards Board (‘‘FASB’’) issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (‘‘FSP 115-1’’). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as outlined in EITF issue 03-01, The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments. The accounting requirements of FSP 115-1 are effective for Aircastle on January 1, 2006 and are not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

3.	Fair Value of Financial Instruments

Aircastle’s financial instruments, other than cash, consist principally of cash equivalents, restricted cash and cash equivalents, accounts receivable, debt securities, accounts payable, amounts borrowed under credit facilities, repurchase agreements and cash flow hedges. The fair value of cash, cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable approximates the carrying value of these financial instruments because of their short

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

term nature. Borrowings under our credit facilities and repurchase agreements bear floating rates of interest which reset monthly or quarterly to a market benchmark rate plus a credit spread. We believe that, for similar financial instruments with comparable credit risks, the effective rate of these agreements approximates market rates. Accordingly, the carrying amounts of these agreements are believed to approximate their fair values. The fair value of our debt securities and cash flow hedges are generally available from broker quotations.

4.	Lease Rental Revenue and Flight Equipment Held for Lease

Minimum future annual rentals contracted to be received under our existing operating leases at December 31, 2005 are as follows:

Year Ending December 31	Amount
2006	$113,000
2007	103,900
2008	92,100
2009	73,800
2010	58,100
Thereafter	98,500
$539,400

Geographic concentrations of lease rental revenues earned from flight equipment held for lease are as follows:

	Period from October 29, 2004 (commencement of operations) through December 31, 2004		Year ended December 31, 2005
Region	Number of Aircraft	Revenue %	Number of Aircraft	Revenue %
Europe	1	100%	16	40%
Asia	1	—	9	32%
North America	—	—	4	19%
Latin America	—	—	3	9%
Off-lease	1	—	—	—
	3	100%	32	100%

The classification of regions above and below is determined based on the principle location of the lessee of the aircraft.

For the year ended December 31, 2005 four customers accounted for 55.0% of all lease revenue. The lease rental income, as a percent of total lease income, for these four customers was 19.3%, 13.4%, 11.4% and 10.9%. No other customer was responsible for lease revenue in excess of 10%.

Amortization of lease premiums related to certain acquired operating leases was $30 and $734 for 2004 and 2005, respectively, and is netted against lease rental revenue.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Geographic concentrations of net book values of flight equipment held for lease were as follows:

	December 31, 2004		December 31, 2005
Region	Number of Aircraft	Net Book Value %	Number of Aircraft	Net Book Value %
Europe	1	33%	16	40%
Asia	1	30%	9	26%
North America	—	—	4	29%
Latin America	—	—	3	5%
Off-lease	1	37%	—	—
	3	100%	32	100%

5.	Discontinued Operations and Flight Equipment Held for Sale

As of December 31, 2005, we had one aircraft classified as flight equipment held for sale. The flight equipment has been under lease since the date of the acquisition and revenue and related interest expense has been recorded as part of earnings from discontinued operations, net of income tax provision. Earnings from discontinued operations for the year ended December 31, 2005 were as follows:

Earnings from discontinued operations
Lease rental revenue	$1,626
Interest expense	(404)
Earnings before income tax provision	1,222
Income tax provision	(115)
Earnings from discontinued operations	$1,107

The aircraft is financed in part using $36,666 borrowed under one of our credit facilities. Interest expense allocated to the discontinued operation was directly attributable to the funds borrowed to purchase the aircraft. We are actively marketing this flight equipment and expect to sell it within one year from acquisition. The net cash flows from the aircraft are expected to continue until the aircraft is sold.

6.	Debt Securities

At December 31, 2005 all of our debt securities are corporate debt obligations and are classified as available-for-sale. These debt obligations are interests in pools of loans and are collateralized by interests in commercial aircraft of which $4,066 are investment grade and $22,841 are subordinate to other debt related to such aircraft. The aggregate fair value of our debt securities at December 31, 2005 was $26,907. All of our debt securities had unrealized gains at the end of 2005. The total unrealized gain of $9,900 is included in accumulated other comprehensive income.

One of our debt securities with a fair value of $7,041 at December 31, 2005 has a stated maturity in 2010. Our remaining three debt securities, with an aggregate fair value of $19,866, have

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

remaining terms to stated maturity in excess of ten years after December 31, 2005. All of our debt securities provide for the periodic payment of both principal and interest and are subject to prepayment and/or acceleration depending on certain events, including sale of the underlying collateral aircraft and events of default. Therefore, the expected maturity of our debt securities may be less than the stated maturities.

7.	Borrowings Under Credit Facilities

We used two separate credit facilities to fund a portion of the purchase price of our acquisitions of flight equipment. These borrowings are secured by our interests in the leases on the flight equipment, including our rights to receive rents and other income from the flight equipment, our ownership interests in the special purpose entities that own the flight equipment, funds on deposit in lockbox accounts established to collect rents and any security deposits and/or maintenance payments received from the lessees and certain other interests.

In February 2005, we entered into a $300,000 revolving credit facility with a group of banks to finance the acquisition of flight equipment and related improvements. The interest rate on the facility is the one month LIBOR plus 1.50%. The interest rate, which resets monthly, was 5.87% at December 31, 2005. Additionally, we are required to pay a 0.25% fee on the amount of any unused portion of the total committed facility. The facility required monthly payments of interest only until the end of the revolving period on February 24, 2006. Thereafter, the facility requires monthly payments of interest and amortization of principal through the final scheduled termination of the facility on February 24, 2007. In August 2005, the terms of the credit facility were amended to increase the amount of the facility to $600,000. At December 31, 2005, we had borrowed $380,590 and had $219,410 unused and available on the facility. Scheduled principal installments to be paid on this credit facility in 2006 and 2007 are $19,830 and $360,760, respectively.

In October 2005 Aircastle entered into a credit facility for $109,998 with a bank to finance the acquisition of three aircraft. The interest rate on the facility is one month LIBOR plus 1.50%. The interest rate, which resets monthly, was 5.86% at December 31, 2005. The facility, which matures on October 24, 2006, provides for the monthly payment of interest only. On or prior to maturity, we plan to refinance this credit facility with long-term financing.

8.	Repurchase Agreements

We entered into repurchase agreements to fund a portion of the purchase price of certain of our debt securities. The repurchase agreements are secured by liens on the debt securities that were acquired. At December 31, 2005, debt securities available-for-sale with a fair value of $11,107 were pledged as collateral for the repurchase agreements. The repurchase agreements provide for the payment of interest at LIBOR based rates plus spreads ranging between 0.50% and 0.75% (4.88% to 5.20% at December 31, 2005). At December 31, 2005, the repurchase agreements are scheduled to mature through June 2006. Upon maturity, we plan to refinance the repurchase agreements on similar terms and conditions. The weighted average interest rate paid on these repurchase agreements at December 31, 2005 was 5.09%.

9.	Income Taxes

Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The Company received confirmation from the

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Bermuda government exempting it and its subsidiaries organized under Bermuda law from local income, withholding and capital gains taxes until March 2016. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in or earn income in jurisdictions that impose income taxes, primarily the United States and Ireland.

The sources of income (loss) from continuing operations before income taxes for the year ended December 31, 2005 are as follows:

Year Ended December 31, 2005
Bermuda	$(2,651)
Non-Bermuda	2,712
$61

The components of income tax provision from continuing operations for the year ended December 31, 2005 consist of the following:

Year Ended December 31, 2005
Current	$607
Deferred	333
Total	$940

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2005 consist of the following:

Year Ended December 31, 2005
Deferred tax assets
Share based payments	$152
Net operating loss carryforward	49
Other	6
Total deferred tax assets	207
Deferred tax liabilities
Accelerated depreciation	(333)
U.S. withholding taxes on unremitted earnings	(207)
Total deferred tax liabilities	(540)
Net deferred tax liability	$(333)

The Company has approximately $390 of net operating loss carryforwards available to offset future taxable income in Ireland. Deferred tax assets and liabilities are included in other assets and accounts payable and accrued liabilities, respectively, in the accompanying balance sheet.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

We do not expect to incur income taxes on future distributions of undistributed earnings of non-U.S. subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of such earnings. Withholding taxes have been provided on unremitted U.S. earnings.

10.	Commitments and Contingencies

Rent expense, primarily for the corporate office and sales and marketing facilities, was approximately $293 for the year ended December 31, 2005. Amounts for 2005 include $43 of rent expense paid to Fortress for occupancy of shared space.

As of December 31, 2005 Aircastle is obligated, under non-cancelable operating leases relating principally to office facilities, for future minimum lease payments in each of the years ending December 31, as follows:

2006	$500
2007	500
2008	500
2009	500
2010	500
Thereafter	1,000
$3,500

At December 31, 2005, Aircastle had letters of intent to acquire nine aircraft for an estimated purchase price of $191,620. Although the closing of each purchase is contingent on the seller meeting certain conditions precedent, the Company expects that all of the aircraft will be acquired during the first quarter of 2006. The purchase price of the aircraft under these letters of intent is subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

All of our credit facilities contain standard provisions present in credit facilities of this type that obligate us to reimburse the banks for any increased costs associated with continuing to hold the loan on their books which arise as a result of broadly defined regulatory changes, including changes in reserve requirements and bank capital requirements. These indemnities would have the practical effect of increasing the interest rate on our debt if they were to be triggered. In all cases, we have the right to repay the credit facility and avoid the increased costs. The term of the indemnities matches the length of the related credit facility.

11.	Related Party Transactions

During 2004 and 2005, Fortress provided certain support services to Aircastle. These direct operating costs in the amount of $1,098 in 2004 and $311 in 2005 primarily included payroll and benefit costs, office supplies and professional fees paid to third parties. These expenses were charged to Aircastle at cost and are included in selling, general and administrative expenses in our consolidated statement of operations.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

As of December 31, 2004 and 2005, $1,098 and $105, respectively, were payable to Fortress. As of December 31, 2004, receivable from shareholders represented cash for a capital contribution of $7,585 held by Fortress on Aircastle’s behalf. This amount was received in the first quarter of 2005.

For the year ended December 31, 2005, Aircastle paid $235 for legal fees related to the establishment and financing activities of Bermuda companies and $155 for Bermuda corporate services related to our Bermuda companies to a law firm and a secretarial services provider, respectively, affiliated with a Bermuda resident director serving on certain subsidiary company boards. The Bermuda director serves as an outside director of these subsidiaries.

Aircastle employees participate in various benefit plans sponsored by Fortress including a voluntary savings plan (401(k) plan) and other health and benefit plans. Aircastle reimbursed Fortress $13 and $155 for 2004 and 2005, respectively, for the cost of its employees’ coverage in the various health and benefit plans. Similarly, Aircastle will reimburse Fortress for the matching contribution, up to 3% of eligible earnings, when that contribution is actually funded. At December 31, 2005, Aircastle’s estimated contribution was $52 which was recorded in other liabilities.

12.	Derivatives

We enter into derivative financial instruments designated as cash flow hedges for the purpose of hedging the risks of certain existing and forecasted transactions. In general, the types of risks hedged are those relating to the variability of interest payments on our existing and expected future variable rate debt caused by movements in benchmark interest rates. Aircastle enters into designated cash flow hedge derivatives only for the purpose of hedging such risks, not for speculation. Aircastle generally intends to hedge only the risk related to changes in the benchmark interest rate, typically LIBOR.

We enter into interest rate swap transactions that require the Company to make periodic fixed payments on a notional amount and receive floating rate payments to match the floating rate payments on its existing repurchase agreements, which require payment based on a variable interest rate index. At December 31, 2005, we had interest rate swaps outstanding with a notional amount of $7,900 to hedge against future interest payments on $8,665 of repurchase agreements. For the year ended December 31, 2005 Aircastle recognized ineffectiveness amounting to $51 related to these cash flow hedges. This amount is included in interest income on the consolidated statements of operations.

We also entered into forward starting interest rate swaps to hedge the risk of interest rate fluctuations with respect to anticipated financings. The primary risk involved is that interest rates may increase between the date flight equipment is acquired and the closing of the anticipated financings. At December 31, 2005, future interest payments on the anticipated financings that were expected to be issued in the first quarter of 2006 were designated as the hedged items to interest rate swap agreements with a total notional amount of $600,000. These swaps, which had a start date of December 15, 2005, have a mandatory termination date of April 28, 2006. At that time, it is expected that any gain or loss will be realized, and the resulting deferred gain or loss will be amortized into income over the life of anticipated financing, which is expected to be five

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

years. For the year ended December 31, 2005, Aircastle recognized ineffectiveness of ($177) related to these cash flow hedges. This amount is included in interest expense on the consolidated statements of operations.

As of December 31, 2005, the accumulated other comprehensive gain related to cash flow hedges, was $1,864. It is expected that approximately $214 of these existing gains will be reclassified into earnings in the next twelve months.

13.	Shareholders’ Equity, Share Based Payments and Earnings (Loss) Per Share

Aircastle is required to present both basic and diluted earnings (loss) per share (‘‘EPS’’). Basic EPS is calculated by dividing net income (loss) by the weighted average number of shares of common shares outstanding during each period. The weighted average shares outstanding exclude our unvested shares for purposes of Basic EPS. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of shares of common shares outstanding during the period while also giving effect to all potentially dilutive common shares that were outstanding during the period based on the treasury stock method. For the period from October 29 (commencement of operations) through December 31, 2004 the company had no common stock equivalents. For the year ended December 31, 2005, based on the treasury stock method, we had 24,071 anti-dilutive common share equivalents resulting from restricted shares.

The calculations of both basic and diluted earnings (loss) per share are as follows:

	Period from October 29 (Commencement of operations) to December 31, 2004	Year Ended December 31, 2005
Numerator:
Loss from continuing operations	$(1,465)	$(879)
Earnings from discontinued operations, net of income taxes	—	1,107
Net income (loss)	$(1,465)	$228
Denominator for basic earnings per share	40,000,000	40,000,000
Effect of dilutive restricted shares	—	— (a)
Denominator for diluted earnings per share	40,000,000	40,000,000
Basic earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01
Diluted earnings (loss) per share:
Loss from continuing operations	$(.04)	$(.02)
Earnings from discontinued operations, net of income taxes	—	.03
Net income (loss)	$(.04)	$.01

(a)	Anti-dilutive

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

On January 31, 2006, the Shareholders approved the Second Amended and Restated Shareholders’ Agreement (the ‘‘Amended Shareholders Agreement’’). The Amended Shareholders Agreement provided for an increase in the authorized number of shares from 12,000 shares of $1.00 par value to 100 million, and the subdivision of the Company’s issued and outstanding common shares from 12,000 shares of $1.00 par value to 40,000,000 shares of $0.01 par value. All share and per share data for periods presented in the accompanying consolidated financial statements and notes thereto give retroactive effect to this transaction.

During 2005, the Company entered into employment agreements in connection with recruiting and hiring of certain employees. The employment agreements provide for grants of restricted shares (the ‘‘initial grants’’) that vest over five year periods based on continued service. Based on these employment agreements, the Company granted 347,500 shares in the first half of 2005 and 25,000 shares on July 5, 2005 with a weighted average fair value at grant date of $8.50. None of the shares vested in 2005. Compensation cost in 2005 for the awards was $409.

As of December 31, 2005, there was $2,757 of total unrecognized compensation cost related to nonvested, share-based compensation arrangements. That cost was expected to be recognized over a weighted average period of 4.4 years. The fair value of the shares was determined based on a retrospective valuation performed by an unrelated valuation specialist. The valuation relied on observed equity investments made by the Shareholders, adjusted to reflect the lack of marketability of the shares granted to employees.

14.	Segment Information

We have two reportable segments: Aircraft Leasing and Debt Investments. We present our segment information on a contribution margin basis consistent with the information that our chief executive officer (the Chief Operating Decision Maker or ‘‘CODM’’) reviews in assessing segment performance and allocating resources. Contribution margin includes revenue, depreciation, interest expense and other expenses that are directly connected to our business segments. We believe contribution margin is an appropriate measure of performance because it reflects the marginal profitability of our business segments excluding overhead.

Aircraft Leasing

The Aircraft Leasing segment consists of amounts earned from our commercial aircraft leasing operations. All of our aircraft are subject to net operating leases whereby the lessee is responsible for maintaining the aircraft and paying all operational and insurance costs. We retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease.

Debt Investments

In the first quarter of 2005 the Company commenced a segment that is engaged in the investing in debt securities from structured financings in the airline industry. For the year ended December 31, 2005, this segment's activities consisted of amounts earned from our investments in debt securities secured by commercial jet aircraft including enhanced equipment trust certificates, or EETCs, and other forms of collateralized debt.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Information on reportable segments and the reconciliation to income from continuing operations before income taxes for the year ended December 31, 2005 is as follows:

	Year Ended December 31, 2005
	Aircraft Leasing	Debt Investments
			Total
Revenues
Lease rentals	$32,978	$—	$32,978
Interest income	—	2,942	2,942
Other revenues	2	104	106
Total revenues	32,980	3,046	36,026
Expenses
Depreciation	14,295	—	14,295
Interest	8,930	173	9,103
Other expenses	1,078	—	1,078
Total expenses	24,303	173	24,476
Contribution margin	$8,677	$2,873	$11,550
Segment Assets	$803,253	$27,369	$830,622

Total contribution margin reported as segment profit for reportable business segments is reconciled to income from continuing operations before income taxes as follows:

Contribution margin	$11,550
Selling, general and administrative expenses	(12,595)
Depreciation and other expenses	(258)
Interest income on cash balances	1,364
Income from continuing operations before income taxes	$61

The Company's CODM does not consider other selling, general and administrative expenses in the evaluation of the operating segment’s results as such costs are semi-fixed and do not bear a direct correlation to operating results. Additionally, during 2005, the Company's first full year of existence a substantial portion of costs excluded from segment results were either one-time organizational charges or were incurred in a ramp up phase.

Total assets reported as segment is reconciled to total assets as follows:

Segment assets	$830,622
Operating cash accounts	79,943
Flight equipment held for sale	54,917
All other	2,050
$967,532

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

15.	Subsequent Events

Shareholders’ Equity

In January 2006, the Board of Directors and Shareholders adopted the Aircastle Investment Limited 2005 Equity and Incentive Plan (the ‘‘2005 Plan’’). The purpose of the Plan is to provide additional incentive to selected management employees. The 2005 Plan provides that the Company may grant (a) share options, (b) share appreciation rights, (c) awards of restricted shares, deferred shares, performance shares, unrestricted shares or other share-based awards, or (d) any combination of the foregoing. The 2005 Plan includes four million shares that are reserved and available for issuance. The 2005 Plan provides that grantees of restricted shares will have all of the rights of shareholders, including the right to receive dividends, other than the right to sell, transfer, assign or otherwise dispose of the shares until the lapse of the restricted period.

In February and March of 2006, the Board ratified the initial grants of 372,500 shares provided for in certain employment contracts and approved new grants of 412,500 shares of restricted shares pursuant to the terms of the 2005 Plan. Generally, the restricted shares vest over five year periods, based on continued service. The terms of the grants provide for accelerated vesting under certain circumstances, including termination without cause and termination without cause following a change of control. The grant also imposes lock up restrictions on restricted shares from the date of grant through 120 days after the date of any initial public offering, and provides for certain further restrictions and notice periods thereafter.

The total fair value of the shares granted under the 2005 Plan in 2006 is estimated to be $8,353. After giving effect to the 2006 grants, the weighted average period over which the compensation cost is expected to be recognized is 3.6 years. The fair value of the restricted shares granted in 2006 was determined based on a retrospective valuation performed by management of the Company and approved by the Board of Directors. The valuation involved projecting the Company’s earnings through the date of the anticipated initial public offering (‘‘IPO’’) to develop an estimated annualized rate of earnings and annualized earnings and dividends per share.  Key assumptions used in developing the projection included expected monthly acquisition volume through the IPO date, leverage and interest costs, revenues from new aircraft acquisitions and the growth of selling, general and administrative expenses.

On January 31, 2006, the Shareholders committed to contribute up to $100,000 of equity to Aircastle. On February 8, 2006, the Shareholders contributed additional capital of $36,932 of this amount.

Financing Activities

On February 24, 2006, the revolving period of our $600,000 credit facility was extended to May 31, 2006, and the maximum amount of the credit facility was reduced to $525,000.

On February 28, 2006, we entered into a $500,000 revolving credit facility with a group of banks, as lenders, to finance the acquisition of aircraft and related improvements. The borrowing base is equal to the net book value of the aircraft. Borrowings under the credit facility incur interest at the one-month LIBOR rate plus 1.25%. Additionally, we are subject to a 0.25% fee on the average

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

daily amount of the unused portion of the total committed facility on an annualized basis. The facility requires the monthly payment of interest and principal, to the extent of 85% of any decrease in the net book value of the assets, through the final maturity of the facility on August 28, 2007. The facility limits our ability to pay dividends prior to an initial public offering (IPO). After any IPO, the facility has no restrictions on the amount of dividends we can pay, provided that we are not in default. Additionally, after any IPO, we are required under the credit facility to maintain a net worth of no less than $500,000.

Debt Securities

On March 10, 2006, we purchased two debt securities for $94,097. The purchase was funded in part by entering into a repurchase agreement for $75,647 with a bank from whom we did not purchase the securities. The repurchase agreement, which matures on March 1, 2007, provides for the monthly payment of interest at one-month LIBOR rate plus 0.50%. We designated an interest rate swap which we had entered into on February 2, 2006 as a hedge of the future variable rate interest payments on the repurchase agreement. The interest rate swap has an initial notional principal amount of $74,000, which decreases periodically based on estimated projected principal payments on the debt securities. The interest rate swap, which matures on July 1, 2010, provides for the semi-annual payment of a fixed rate of 5.02% and the monthly receipt of the one-month LIBOR rate on the notional amount.

Discontinued Operation

On March 29, 2006, we sold the aircraft held for sale for a gain. The related outstanding debt of $36,666 was repaid plus accrued interest.

16.	Other Subsequent Events (Unaudited)

Registration Statement

On May     , 2006, the Company’s board of directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of its common shares.

Aircraft Acquisitions

From January 1, 2006 through May 22, 2006 we acquired an additional 16 aircraft for an aggregate purchase price of approximately $312 million. The acquisitions were partially funded with borrowings under our credit facilities. At May 22, 2006 all of the purchased aircraft are subject to operating leases.

As of May 22, 2006, Aircastle had letters of intent to acquire nine aircraft for an estimated purchase price of $244 million. Although the closing of each purchase is contingent on the seller meeting certain conditions precedent, the Company expects that all of the aircraft will be acquired during the second quarter of 2006. The purchase price of certain of the commitments are subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

Aircastle Limited and Subsidiaries
Notes to Consolidated Financial Statements   (continued)

(Dollars in thousands, except per share amounts)

Financing

On June         , 2006, we agreed to the terms of our first securitization. ACS 2006-1 Pass Through Trust (‘‘ACS’’), a newly formed trust, will issue $560 million of trust certificates representing undivided interests in floating rate asset-backed notes supported by 40 aircraft. The principal balance of the notes will be equal to 54.8% of the Initial Appraised Value of the 40 aircraft of $1.022 billion. Initial Appraised Value is the lesser of the mean and the median of base value appraisals obtained from three nationally recognized appraisal firms. We retained 100% of the residual economic interests in the 40 aircraft. The notes bear interest at LIBOR plus 0.27%. Financial Guarantee Insurance Company, issued a financial guarantee insurance policy to support the payment of interest when due on the certificates and the payment of the pool balance of the certificates on the final distribution date. The certificates are rated Aaa and AAA by Moody's Investors Service and Standard & Poor's rating services, respectively. A portion of the proceeds will be used to repay the outstanding debt under our existing credit facilities associated with the 40 aircraft. No assurance can be given that this transaction will be consummated.

Purchases of Restricted Shares

In May 2006, a family trust of an individual who will be appointed to the Company's Board of Directors and certain members of management of the Company purchased an aggregate of 277,000 of the Company's common shares. The purchase price of the shares was below the fair value of the Company's common shares and accordingly, the Company will record compensation expense of approximately $3,839 in the quarter ending June 30, 2006.

Aircastle Limited and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	December 31, 2005	(Unaudited) March 31, 2006	(Unaudited) (Pro Forma) March 31, 2006
Assets
Cash and cash equivalents	$79,943	$27,554
Accounts receivable	3,115	3,492
Debt securities, available for sale	26,907	120,558
Restricted cash and cash equivalents	40,652	92,666
Flight equipment held for sale	54,917	—
Flight equipment held for lease, net of accumulated depreciation of $14,685 and $24,355	746,124	941,692
Leasehold improvements, furnishings and equipment, net of accumulated depreciation of $165 and $278	1,529	1,615
Fair value of derivative assets	3,608	13,950
Other assets	10,737	16,935
Total assets	$967,532	$1,218,462
Liabilities and Shareholders' Equity
Liabilities
Borrowings under credit facilities	$490,588	$568,859
Accounts payable, accrued expenses and other liabilities	12,038	19,193
Payable to affiliates	105	233
Lease rentals received in advance	6,241	7,161
Repurchase agreements	8,665	84,434
Security deposits and maintenance payments	37,089	62,518
Fair value of derivative liabilities	1,870	264
Total liabilities	556,596	742,662
Commitments and contingencies — Note 11
Shareholders' Equity
Common shares, $.01 par value, 100,000,000 shares authorized, 40,000,000 shares issued and outstanding at December 31, 2005; 44,408,200 shares issued and outstanding at March 31, 2006	400	444
Additional paid-in capital	400,009	438,189
(Accumulated deficit) retained earnings	(1,237)	9,943
Accumulated other comprehensive income	11,764	27,224
Total shareholders' equity	410,936	475,800
Total liabilities and shareholders' equity	$967,532	$1,218,462

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Operations
(Dollars in thousands, except per share amounts)

	(Unaudited) Three Months Ended March 31
	2005	2006
Revenues
Lease rentals	$1,862	$31,371
Interest income	325	1,641
Total revenues	2,187	33,012
Expenses
Depreciation	1,462	9,915
Interest (net of interest income of $29 and $1,063)	313	7,717
Selling, general and administrative (including share-based payments expense of $9 and $1,292 respectively)	1,548	5,954
Other expenses	69	641
Total expenses	3,392	24,227
Income (loss) from continuing operations before income taxes	(1,205)	8,785
Income tax provision	169	1,004
Income (loss) from continuing operations	(1,374)	7,781
Earnings from discontinued operations, net of income taxes	—	3,399
Net income (loss)	$(1,374)	$11,180
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(.03)	$.19
Earnings from discontinued operations, net of income taxes	—	.08
Net income (loss) per share	$(.03)	$.27
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.03)	$.19
Earnings from discontinued operations, net of income taxes	—	.08
Net income (loss) per share	$(.03)	$.27

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aircastle Limited and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	(Unaudited) Three Months Ended March 31
	2005	2006
Cash flows from operating activities
Net income (loss)	$(1,374)	$11,180
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities (inclusive of amounts related to discontinued operations):
Depreciation	1,462	9,915
Amortization	157	630
Deferred income taxes	64	155
Accretion of purchase discount on debt securities	(73)	(266)
Share based payments expense	9	1,292
Ineffective portion of cash flow hedges	—	(253)
Gain on the sale of aircraft held for sale	—	(2,240)
Changes in certain assets and liabilities:
Accounts receivable	80	(377)
Restricted cash and cash equivalents	(4,020)	(31,689)
Other assets	175	(222)
Accounts payable, accrued expenses and other liabilities	865	(698)
Payable to affiliates	161	128
Lease rentals received in advance	62	920
Security deposits and maintenance payments	546	25,429
Net cash (used in) provided by operating activities	(1,886)	13,904
Cash flows from investing activities
Acquisition and improvement of flight equipment	(27,828)	(200,456)
Disposition of flight equipment held for sale	—	57,157
Restricted cash from disposition of flight equipment held for sale	—	(20,325)
Purchase of debt securities	(22,981)	(92,726)
Leasehold improvements, furnishings and equipment	(4)	(199)
Deposits on aircraft purchases	(500)	(1,716)
Principal repayments on debt securities	—	3,106
Net cash used in investing activities	(51,313)	(255,159)
Cash flows from financing activities
Issuance of common shares	—	36,932
Credit facility borrowings	43,146	114,937
Credit facility repayment	—	(36,666)
Deferred financing costs	(1,254)	(2,106)
Proceeds from repurchase agreements	3,313	75,968
Principal repayment on repurchase agreements	—	(199)
Capital contributions	51,451	—
Net cash provided by financing activities	96,656	188,866
Net increase (decrease) in cash and cash equivalents	43,457	(52,389)
Cash and cash equivalents at beginning of period	—	79,943
Cash and cash equivalents at end of period	$43,457	$27,554
Supplemental disclosures of cash flow information
Cash paid during the period for interest	$23	$8,231
Cash paid during the period for income taxes	$—	$87

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

1.	Organization and Basis of Presentation

Aircastle Limited, formerly Aircastle Investment Limited, (‘‘Aircastle’’, the ‘‘Company’’, ‘‘we’’, ‘‘our’’) is a Bermuda company that was incorporated on October 29, 2004 by Fortress Investment Group LLC and certain of its affiliates (together, the ‘‘Shareholders,’’ or ‘‘Fortress’’) under the provisions of Section 14 of the Companies Act 1981 of Bermuda.

Aircastle is a holding company that conducts its business through subsidiaries. Aircastle owns directly or indirectly all of the outstanding common shares of its subsidiaries. The consolidated financial statements include the accounts of Aircastle and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the ‘‘SEC’’) for interim financial reporting. These consolidated financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our consolidated balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2006. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’) have been omitted in accordance with the rules and regulations of the SEC. For further information refer to the audited consolidated financial statements and accompanying notes thereto included elsewhere in this Prospectus and Registration Statement.

2.	Fair Value of Financial Instruments

Aircastle’s financial instruments, other than cash, consist principally of cash equivalents, restricted cash and cash equivalents, accounts receivable, debt securities, accounts payable, amounts borrowed under credit facilities, repurchase agreements and cash flow hedges. The fair value of cash, cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable approximates the carrying value of these financial instruments because of their short term nature. Borrowings under our credit facilities and repurchase agreements bear floating rates of interest which reset monthly or quarterly to a market benchmark rate plus a credit spread. We believe that, for similar financial instruments with comparable credit risks, the effective rate of these agreements approximates market rates at the balance sheet dates. Accordingly, the carrying amounts of these agreements are believed to approximate their fair values. The fair value of our debt securities and cash flow hedges are generally available from broker quotations.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

3.	Lease Rental Revenue and Flight Equipment Held for Lease

Minimum future rentals contracted to be received under our existing operating leases at March 31, 2006 are as follows:

Year Ending December 31,	Amount
Remainder of 2006	$102,800
2007	123,700
2008	110,000
2009	88,200
2010	62,100
2011	53,000
Thereafter	46,700
$586,500

Geographic concentrations of lease rental revenues earned from flight equipment held for lease are as follows:

	Three Months Ended March 31,
	2005		2006
Region	Number of Aircraft	Revenue %	Number of Aircraft	Revenue %
Europe	2	51%	23	39%
Asia	1	49%	11	26%
North America	—	—	5	30%
Latin America	—	—	3	5%
Off-lease	3	—	—	—
	6	100%	42	100%

The classification of regions above and below is determined based on the principle location of the lessee of the aircraft.

In the three months ended March 31, 2005, two customers accounted for all revenues. In the three months ended March 31, 2006, two customers accounted for 41.7% of revenues. The lease rental revenues for these two lessees were 29.6% and 12.1% for the three months ended March 31, 2006 and no other customer accounted for more than 6% of lease revenues.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Geographic concentrations of net book values of flight equipment held for lease were as follows:

	December 31		March 31
	2005		2006
Region	Number of Aircraft	Net Book Value %	Number of Aircraft	Net Book Value %
Europe	16	40%	23	47%
Asia	9	26%	11	25%
North America	4	29%	5	24%
Latin America	3	5%	3	4%
	32	100%	42	100%

4.	Discontinued Operations and Flight Equipment Held for Sale

As of December 31, 2005, we had one aircraft classified as flight equipment held for sale. During the three months ended March 31, 2006, we completed the sale of this aircraft. A portion of the proceeds were used to repay $36,666 of debt related to the aircraft plus accrued interest.

Earnings from discontinued operations for the three months ended March 31, 2006, related solely to the aircraft held for sale, were as follows:

Earnings from discontinued operations
Lease rentals	$2,135
Gain on disposition	2,240
Interest expense	(528)
Earnings before income tax provision	3,847
Income tax provision	(448)
Earnings from discontinued operations	$3,399

5.	Debt Securities

As of December 31, 2005 and March 31, 2006 all of our debt securities are corporate obligations and were classified as available-for-sale. The aggregate fair value of our debt securities at March 31, 2006 was $120,558. These debt obligations are interests in pools of loans and are collateralized by interests in commercial aircraft of which $4,014 are investment grade, $93,943 are senior subordinated instruments within their pools and $22,601 are subordinate to other debt related to such aircraft. All of our debt securities had unrealized gain positions, which aggregated $9,900 and $13,665 at December 31, 2005 and March 31, 2006, respectively.

Three of our debt securities, with a fair value of $101,307 at March 31, 2006 have stated maturities in 2010. Our other three debt securities, with an aggregate fair value of $19,251, have remaining terms to stated maturity in excess of ten years after March 31, 2006. All of our debt securities provide for the periodic payment of both principal and interest and are subject to prepayment and/or acceleration depending on certain events, including sale of the underlying collateral aircraft and events of default. Therefore, the actual maturity of our debt securities may be less than the stated maturities.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

6.	Borrowings Under Credit Facilities

We have used borrowings from three separate credit facilities to fund a portion of the purchase price of our acquisitions of flight equipment. These borrowings are secured by our interests in the leases on the flight equipment, including our rights to receive rents and other income from the flight equipment, our ownership interests in the special purpose entities that own the flight equipment, funds on deposit in lockbox accounts established to collect rents and any security deposits and/or maintenance payments received from the lessees and certain other interests.

On February 28, 2006, we entered into a $500,000 revolving credit facility with a group of banks, as lenders, to finance the acquisition of aircraft and related improvements. The borrowing base is equal to 85% of the net book value of the aircraft. Borrowings under the credit facility incur interest at the one-month LIBOR rate plus 1.25%. Additionally, we are subject to a 0.25% fee on any unused portion of the total committed facility. The facility requires the monthly payment of interest and principal, to the extent of 85% of any decrease in the net book value of the assets, through the final maturity of the facility on August 28, 2007. The facility limits our ability to pay dividends prior to an initial public offering (IPO). After any IPO, the facility has no restrictions on the amount of dividends we can pay, provided that we are not in default. Additionally, after any IPO, we are required under the credit facility to maintain a net worth, of no less than $500,000. As of March 31, 2006 $8,554 was outstanding under this facility.

On February 24, 2006 the revolving period of our existing $600,000 credit facility was extended to April 28, 2006 and the maximum amount of the credit facility was reduced to $525,000. The other terms of the facility remain the same. Monthly payments of interest will continue through May 31, 2006. After that date monthly payments of principle and interest will commence. As of March 31, 2006, $486,973 was outstanding under this facility. Scheduled principal installments to be paid on this credit facility in 2006 and 2007 are $17,774 and $469,199, respectively.

In October 2005 the Company entered into a credit facility for $109,998 with a bank to finance the acquisition of three aircraft. On March 30, 2006 $36,666 of this facility was repaid using a portion of the proceeds from the disposition of flight equipment held for sale which had been financed under this facility. The facility, which matures on October 24, 2006, provides for the monthly payment of interest only. On or prior to maturity, we intend to refinance this credit facility with long-term financing. However, there is no assurance the Company will be able to obtain this financing.

7.	Repurchase Agreements

We entered into repurchase agreements to fund a portion of the purchase price of certain of our debt investments. At December 31, 2005 and March 31, 2006, the repurchase agreements are secured by liens on the debt investments with a fair value of $11,107 and $104,770, respectively. The repurchase agreements are substantially all with parties other than those from whom we originally purchased the debt investments. At March 31, 2006 the repurchase agreements are scheduled to mature through March 2007. Upon maturity, we intend to refinance the repurchase agreements on similar terms and conditions. However, there is no assurance the Company will be able to refinance the repurchase agreements. The weighted average interest rate of these repurchase agreements at March 31, 2006 was 5.22%.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

8.	Shareholders’ Equity, Share Based Payments and Earnings (Loss) Per Share

In January 2006, the Board of Directors and Shareholders adopted the Aircastle Investment Limited 2005 Equity and Incentive Plan (the ‘‘2005 Plan’’). The purpose of the Plan is to provide additional incentive to selected management employees. The 2005 Plan provides that the Company may grant (a) share options, (b) share appreciation rights, (c) awards of restricted shares, deferred shares, performance shares, unrestricted shares or other share-based awards, or (d) any combination of the foregoing. The 2005 Plan sets aside four million shares that are reserved and available for issuance. The 2005 Plan provides that grantees of restricted shares will have all of the rights of shareholders, including the right to receive dividends, other than the right to sell, transfer, assign or otherwise dispose of the shares until the lapse of the restricted period.

In February and March of 2006, the Board ratified the initial grants of 347,500 shares in the first half of 2005 and 25,000 shares on July 5, 2005 which were provided for in certain employment contracts, and approved new grants of 412,500 restricted shares. Generally, the restricted shares vest over five year periods, based on continued service and are being expensed on a straight line basis over the requisite service period of the awards. The terms of the grants provide for accelerated vesting under certain circumstances, including termination without cause following a change of control. The grant also imposes lock up restrictions on restricted shares from the date of grant through 120 days after the date of any initial public offering, and provides for certain further restrictions and notice periods thereafter.

A summary of the fair value of nonvested shares is as follows:

Nonvested Shares	Shares (in 000's)	Weighted Average Grant-Date Fair Value	Fair Value of Nonvested Shares
Nonvested at January 1, 2006	372.5	$8.50	$3,166
Granted	412.5	20.25	8,353
Vested	(43.0)	16.90	(727)
Forfeited	—	—	—
Nonvested at March 31, 2006	742.0	$14.54	$10,792

The fair value of the restricted shares granted in 2006 was determined based on a retrospective valuation performed by management of the Company and approved by the Board of Directors. The valuation involved projecting the Company’s earnings through the date of the anticipated initial public offering (‘‘IPO’’) to develop an estimated annualized rate of earnings and annualized earnings and dividends per share.  Key assumptions used in developing the projection included expected monthly acquisition volume through the IPO date, leverage and interest costs, revenues from new aircraft acquisitions and the growth of selling, general and administrative expenses.  The Company anticipates that the current requisite service periods will be obtained for employees with awards. The total unrecognized compensation cost as of March 31, 2006 in the amount of $9,818 is expected to be recognized over a weighted average period of 4.0 years.

During the three months ended March 31, 2005, 50,000 restricted shares were granted at a fair value of $8.50. The fair value of the restricted shares granted in 2005 was determined based on a

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

retrospective valuation performed by an unrelated valuation specialist. The valuation relied on observed equity investments made by the Shareholders, adjusted to reflect the lack of marketability of the shares granted to employees.

Aircastle is required to present both basic and diluted earnings (loss) per share (‘‘EPS’’). Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during each period. The weighted average shares outstanding exclude our unvested shares for purposes of basic EPS. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of shares of common shares outstanding during the period while also giving effect to all potentially dilutive common shares that were outstanding during the period based on the treasury stock method. For the three months ended March 31, 2005, based on the treasury stock method, we had 318 anti-dilutive common share equivalents resulting from restricted shares.

The calculations of both basic and diluted earnings (loss) per share are as follows:

	Three Months Ended March 31
	2005	2006
Numerator:
Income (loss) from continuing operations	$(1,374)	$7,781
Earnings from discontinued operations, net of income taxes	—	3,399
Net income (loss) per share	$(1,374)	$11,180
Denominator for basic earnings per share	40,000,000	41,322,604
Effect of dilutive restricted shares	— (a)	90,868
Denominator for diluted earnings per share	40,000,000	41,413,472
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(.03)	$.19
Earnings from discontinued operations, net of income taxes	—	.08
Net income (loss) per share	$(.03)	$.27
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(.03)	$.19
Earnings from discontinued operations, net of income taxes	—	.08
Net income (loss) per share	$(.03)	$.27

(a)	Anti-dilutive

9.	Income Taxes

Income taxes have been provided based upon the tax laws and rates in countries in which our operations are conducted and income is earned. The Company received confirmation from the Bermuda government exempting it and its subsidiaries organized under Bermuda law from local income, withholding and capital gains taxes until March 2016. Consequently, the provision for income taxes recorded relates to income earned by certain subsidiaries of the Company which are located in or earn income in jurisdictions that impose income taxes, primarily the United States and Ireland.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

The sources of (loss) income from continuing operations before income taxes for the three months ended March 31, 2005 and 2006 are as follows:

	Three Months Ended March 31,
	2005	2006
Bermuda	$(1,306)	$4,106
Non-Bermuda	101	4,679
	$(1,205)	$8,785

The components of the income tax provision from continuing operations for the three months ended March 31, 2005 and 2006 consist of the following:

	Three Months Ended March 31,
	2005	2006
Current	$105	$849
Deferred	64	155
Total	$169	$1,004

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2005 and March 31, 2006 consist of the following:

	December 31, 2005	March 31, 2006
Deferred tax assets:
Share based payments	$152	$320
Net operating loss carryforwards	49	49
Other	6	5
Total deferred tax assets	207	374
Deferred tax liabilities:
Accelerated depreciation	(333)	(641)
U.S. federal withholding tax on unremitted earnings	(207)	(221)
Total deferred tax liabilities	(540)	(862)
Net deferred tax liabilities	$(333)	$(488)

The Company has approximately $390 of net operating loss carry forwards available at December 31, 2005 to offset future taxable income in Ireland. Deferred tax assets and liabilities are included in other assets and accounts payable and accrued liabilities, respectively, in the accompanying balance sheet.

We do not expect to incur income taxes on future distributions of undistributed earnings of non-U.S. subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of such earnings. Witholding taxes have been provided on unremitted earnings of our U.S. subsidiary.

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

10.	Comprehensive Income

Comprehensive income includes net income (loss) and the changes in the fair value of derivatives, reclassification into earnings of amounts previously deferred relating to our derivative financial instruments and the change in unrealized appreciation on debt securities.

Other comprehensive income is as follows:

	Three Months Ended March 31
	2005	2006
Net income (loss)	$(1,374)	$11,180
Change in fair value of derivatives	2,834	11,695
Change in unrealized appreciation of debt securities	77	3,765
Other comprehensive income	$1,537	$26,640

11.	Commitments and Contingencies

At March 31, 2006, Aircastle had letters of intent to acquire 10 aircraft for an estimated purchase price of approximately $198,700. Although the closing of each purchase is contingent on the seller meeting certain conditions precedent, the Company expects that these aircraft will be acquired during the second quarter of 2006. The purchase price of the aircraft under these letters of intent is subject to variable price provisions that typically reduce the final purchase price if the actual closing occurs beyond an initially agreed upon date.

12.	Related Party Transactions

Aircastle employees participate in various benefit plans sponsored by Fortress including a voluntary savings plan (401(k) plan) and other health and benefit plans. For the three months ended March 31, 2005 and 2006 Aircastle incurred $33 and $93, respectively, for its costs under the health and benefit plans. In addition, in the quarter ended March 31, 2006, Aircastle remitted $179 in annual contributions for the 2005 plan year for our employee’s participation in a voluntary 401(k) savings plan sponsored by Fortress.

In addition, Fortress requires Aircastle to reimburse it for costs of services which it has incurred on behalf of Aircastle. These expenses are charged to Aircastle at cost and are included in selling, general and administrative expenses in the consolidated statement of operations. In the quarter ended March 31, 2006 no such costs were incurred. For the three months ended March 31, 2005 such costs were $174 and were primarily for professional fees.

For the three months ended March 31, 2006, Aircastle paid $163 for legal fees related to the establishment and financing activities of Bermuda companies and $85 for Bermuda corporate services related to our Bermuda companies to a law firm and a secretarial services provider, respectively, affiliated with a Bermuda resident director serving on certain subsidiary company boards. The Bermuda director serves as an outside director of these subsidiaries.

13.	Derivatives

On March 10, 2006, we designated an interest rate swap which we had entered into on February 2, 2006 as a hedge of the future variable rate interest payments on the repurchase

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

agreements for debt securities we purchased during the quarter. The interest rate swap has an initial notional principal amount of $74,000, which decreases periodically based on estimated projected principal payments on the debt securities. The interest rate swap, which matures on July 1, 2010, provides for the semi-annual payment of a fixed rate of 5.02% and the monthly receipt of the one-month LIBOR rate on the notional amount.

14.	Segment Information

We have two reportable segments: Aircraft Leasing and Debt Investments. We present our segment information on a contribution margin basis consistent with the information that our chief executive officer (the Chief Operating Decision Maker or ‘‘CODM’’) reviews in assessing segment performance and allocating resources. Contribution margin includes revenue, depreciation, interest expense and other expenses that are directly connected to our business segments. We believe contribution margin is an appropriate measure of performance because it reflects the marginal profitability of our business segments excluding overhead.

Aircraft Leasing

The Aircraft Leasing segment consists of amounts earned from our commercial aircraft leasing operations. All of our aircraft are subject to net operating leases whereby the lessee is responsible for maintaining the aircraft and paying all operational and insurance costs. We retain the benefit, and bear the risk, of re-leasing and the residual value of the aircraft upon expiry or early termination of the lease.

Debt Investments

The Debt Investments segment consists of amounts earned from our investments in debt securities secured by commercial jet aircraft including enhanced equipment trust certificates, or EETCs, and other forms of collateralized debt.

Information on reportable segments for 2005 is as follows:

	Three Months Ended March 31, 2005
	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$1,862	$—	$1,862
Interest income		325	325
Total revenues	1,862	325	2,187
Expenses
Depreciation	1,462	—	1,462
Interest	342	—	342
Other expenses	69	—	69
Total expenses	1,873	—	1,873
Contribution margin	$(11)	$325	$314
Segment Assets	$134,664	$23,393	$158,057

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

Information on reportable segments for 2006 is as follows:

	Three Months Ended March 31, 2006
	Aircraft Leasing	Debt Investments	Total
Revenues
Lease rentals	$31,371	$—	$31,371
Interest income	—	1,641	1,641
Total revenues	31,371	1,641	33,012
Expenses
Depreciation	9,802	—	9,802
Interest	7,912	868	8,780
Other expenses	641	—	641
Total expenses	18,355	868	19,223
Contribution margin	$13,016	$773	$13,789
Segment Assets	$1,064,772	$122,853	$1,187,625

Total contribution margin reported as segment profit for reportable business segments is reconciled to income (loss) from continuing operations before income taxes as follows:

	Three Months Ended March 31,
	2005	2006
Contribution margin	$314	$13,789
Selling, general and administrative expenses	(1,548)	(5,954)
Depreciation and other expenses	—	(113)
Interest income on cash balances	29	1,063
Income (loss) from continuing operations before income taxes	$(1,205)	$8,785

The Company's CODM does not consider other selling, general and administrative expenses in the evaluation of the operating segment’s results as such costs are semi-fixed and do not bear a direct correlation to operating results.

	March 31,
	2005	2006
Segment assets	$158,057	$1,187,625
Operating cash accounts	43,457	27,801
All other	77	3,036
	$201,591	$1,218,462

Aircastle Limited and Subsidiaries
Notes to Unaudited Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

15.	Pro Forma Capitalization

The following table sets forth our capitalization at March 31, 2006 and our capitalization as of such date as adjusted to give effect to proceeds received in connection with Securitization No. 1 and the repayment of $487.0 million of indebtedness under Credit Facility No. 1 and the return of $36.9 million to Fortress as a partial use of proceeds from Securitization No. 1, the payment of an ordinary dividend from current earnings in the amount of $              per common share, or an aggregate of $              million, declared by our board of directors on                         , 2006 and paid on                         , 2006, and the purchase of 277,000 shares by employees and a director nominee in May 2006.

	Actual	Adjusted
Borrowings under credit facilities	$568,859	$
Securitization debt	—
Repurchase agreements	84,434
Common shares	444
Additional paid-in capital	438,189
Retained earnings	9,943
Accumulated other comprehensive income	27,224
Total shareholders' equity	475,800
Total capitalization	$1,129,093	$

    Shares

Common shares

Prospectus

JPMorgan	Bear, Stearns & Co. Inc.	Citigroup

                , 2006

Through and including            , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses (except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NYSE, Inc. listing fee) payable by the registrant in connection with the distribution of the common shares:

Securities and Exchange Commission registration fee		$18,725
National Association of Securities Dealers, Inc. filing fee		$18,000
NYSE listing fee			*
Printing and engraving costs			*
Legal fees and expenses			*
Accountants' fees and expenses			*
Blue sky qualification fees and expenses			*
Transfer agent fees			*
Miscellaneous			*
Total	$		*

*	To be furnished by amendment.

Item 14.	Indemnification of Directors and Officers

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. The waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. Our bye-laws also indemnify our directors and officers in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Section 98 of the Companies Act 1981 of Bermuda (the ‘‘Companies Act’’) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act. The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of the Registrant against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities

Since our formation in October 2004, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D promulgated thereunder, Rule 144A of the Securities Act, or Rule 701 of the Securities Act pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

Initial Capitalization

In connection with our initial capitalization, on November 19, 2004, we issued common shares in the following amounts to the following persons. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act as transactions by the issuer not involving a public offering. We determined that the purchasers of the securities in these transactions were either accredited or sophisticated investors and were provided access to all relevant information necessary to evaluate the investment.

•	We issued 3,252 common shares to Fortress Investment Fund III LP, for an aggregate purchase price of $3,252.00.

•	We issued 2,716 common shares to Fortress Investment Fund III (Fund B) LP, for an aggregate purchase price of $2,716.00.

•	We issued 583.50 common shares to Fortress Investment Fund III (Fund C) LP, for an aggregate purchase price of $583.50.

•	We issued 948 common shares to Fortress Investment Fund III (Fund D) LP, for an aggregate purchase price of $948.00.

•	We issued 255 common shares to Fortress Investment Fund III (Coinvestment Fund A) LP, for an aggregate purchase price of $255.00.

•	We issued 501 common shares to Fortress Investment Fund III (Coinvestment Fund B) LP, for an aggregate purchase price of $501.00.

•	We issued 129 common shares to Fortress Investment Fund III (Coinvestment Fund C) LP, for an aggregate purchase price of $129.00.

•	We issued 615 common shares to Fortress Investment Fund III (Coinvestment Fund D) LP, for an aggregate purchase price of $615.00.

•	We issued 1,500 common shares to Drawbridge Global Macro Master Fund Ltd., for an aggregate purchase price of $1,500.00.

•	We issued 1,125 common shares to Drawbridge Special Opportunities Fund LP, for an aggregate purchase price of $1,125.00.

•	We issued 375 common shares to Drawbridge Special Opportunities Fund Ltd., for an aggregate purchase price of $375.00.

Stock Option Grants and Grants of Restricted Shares

From time to time, we have issued restricted shares to our employees under our 2005 Equity and Incentive Compensation Plan. A portion of the grants of restricted shares set forth below was exempt from registration under Section 701 of the Securities Act because they were made under written compensatory plans or agreements and the remainder were exempt under Section 4(2) of the Securities Act.

•	In February 2006, we issued to certain of our employees an aggregate of 780,000 restricted shares and restricted share units, scheduled to vest over a four to five year period from the grant date.

•	In March 2006, we issued to an employee 5,000 restricted shares, scheduled to vest over a five year period from the grant date.

•	In April 2006, we issued to certain of our employees an aggregate of 77,000 restricted shares, which immediately vested, for an aggregate purchase price of $770,000.

Sale of Common Shares

On April 28, 2006, we issued 200,000 of our common shares to Peter V. Ueberroth and Virginia Ueberroth, as trustees of the Ueberroth Family Trust, for an aggregate offering price of $1,000,000. No underwriters were involved in this sale of securities. The securities described in this paragraph were issued to a U.S. investor in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The purchaser of our common shares described above represented to us in connection with their purchase that they were an accredited investor and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchaser received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. The sales of these securities were made without general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

A.    Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association*
3.2	Form of Amended and Restated Bye-laws*
4.1	Specimen Share Certificate*
4.2	Form of Amended and Restated Shareholders Agreement among Aircastle Limited and Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) L.P., Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd. and Drawbridge Global Macro Master Fund Ltd.*
5.1	Opinion of Conyers Dill & Pearman*
10.1	Aircastle Limited 2005 Equity and Incentive Plan
10.2	Form of Restricted Share Purchase Agreement
10.3	Form of Restricted Share Grant Letter
10.4	Form of International Restricted Share Grant Letter
10.5	Letter Agreement, dated May 2, 2005, between Aircastle Limited and Ron Wainshal
10.6	Letter Agreement, dated February 3, 2005, between Aircastle Limited and Mark Zeidman
10.7	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and Mark Zeidman

Exhibit No.	Description
10.8	Letter Agreement, dated February 3, 2005, between Aircastle Limited and David Walton
10.9	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and David Walton
10.10	Letter Agreement, dated July 15, 2004, between Fortress Investment Group LLC and Joseph Schreiner
10.11	Letter Agreement, dated February 24, 2006, between Aircastle Advisor LLC and Joseph Schreiner
10.12	Letter Agreement, dated April 29, 2005, between Aircastle Advisor LLC and Jonathan Lang
10.13	Letter Agreement, dated May 3, 2005 between Aircastle Advisor LLC and Jonathan M. Lang
10.14	Letter Agreement, dated March 8, 2006 between Aircastle Advisor LLC and Jonathan M. Lang
10.15	Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as Borrowing Affiliates, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citibank, N.A.
10.16	Parent Guarantor Guaranty Agreement, dated as of February 28, 2006, by Aircastle Limited to JPMorgan Chase Bank, N.A.
10.17	364-Day Senior Secured Credit Agreement, dated as of October 25, 2005, by and among Aircastle Ireland No. 2 Limited, the borrowers party thereto, Citibank, N.A. and the other lenders party thereto from time to time
10.18	Subscription Agreement, dated as of April 28, 2006, between Aircastle Limited and Ueberroth Family Trust
10.19	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor LLC and FIT Aero Investments Limited
10.20	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor (Ireland) Limited and FIT Aero Investments Limited
10.21	Third Amended and Restated Credit Agreement, dated as of October 24, 2005, by and among Aircastle Investment Holdings Limited, Aircastle Ireland No. 1 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as borrowing affiliates, ABH 12 Limited JPMorgan Chase Bank, N.A. and Bear Stearns Corporate Lending Inc.
10.22	First Amendment, dated as of November 7, 2005, to the Third Amended and Restated Credit Agreement
10.23	Second Amendment, dated as of February 24, 2006, to the Third Amended and Restated Credit Agreement
10.24	Third Amendment, dated as of April 28, 2006, to the Third Amended and Restated Credit Agreement
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2	Consent of Conyers Dill & Pearman* (included in Exhibit 5.1)
24.1	Power of Attorney (included as part of the signature pages)

*	To be filed by amendment.

B.    Financial Statement Schedules

Item 17.	Undertakings

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on June 2, 2006.

AIRCASTLE LIMITED
By:	/s/ Ron Wainshal
Name: Ron Wainshal
Title: Chief Executive Officer

POWER OF ATTORNEY

In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Wesley R. Edens, Ron Wainshal, Mark Zeidman and David Walton and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the Registration Statement on Form S-1, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission and/or the Registrar of Companies in Bermuda, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wesley R. Edens	Chairman of the Board of Directors	June 2, 2006

Wesley R. Edens

/s/ Ron Wainshal	Chief Executive Officer	June 2, 2006

Ron Wainshal

/s/ Mark Zeidman	Chief Financial Officer	June 2, 2006

Mark Zeidman

/s/ Joseph P. Adams Jr.	Deputy Chairman of the Board of Directors	June 2, 2006

Joseph P. Adams Jr.

/s/ Randal A. Nardone	Director	June 2, 2006

Randal A. Nardone

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Memorandum of Association*
3.2	Form of Amended and Restated Bye-laws*
4.1	Specimen Share Certificate*
4.2	Form of Amended and Restated Shareholders Agreement among Aircastle Limited and Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) LP, Fortress Investment Fund III (Coinvestment Fund A) LP, Fortress Investment Fund III (Coinvestment Fund B) LP, Fortress Investment Fund III (Coinvestment Fund C) LP, Fortress Investment Fund III (Coinvestment Fund D) L.P., Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd. and Drawbridge Global Macro Master Fund Ltd.*
5.1	Opinion of Conyers Dill & Pearman*
10.1	Aircastle Limited 2005 Equity and Incentive Plan
10.2	Form of Restricted Share Purchase Agreement
10.3	Form of Restricted Share Grant Letter
10.4	Form of International Restricted Share Grant Letter
10.5	Letter Agreement, dated May 2, 2005, between Aircastle Limited and Ron Wainshal
10.6	Letter Agreement, dated February 3, 2005, between Aircastle Limited and Mark Zeidman
10.7	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and Mark Zeidman
10.8	Letter Agreement, dated February 3, 2005, between Aircastle Limited and David Walton
10.9	Letter Agreement, dated March 8, 2006, between Aircastle Advisor LLC and David Walton
10.10	Letter Agreement, dated July 15, 2004, between Fortress Investment Group LLC and Joseph Schreiner
10.11	Letter Agreement, dated February 24, 2006, between Aircastle Advisor LLC and Joseph Schreiner
10.12	Letter Agreement, dated April 29, 2005, between Aircastle Advisor LLC and Jonathan Lang
10.13	Letter Agreement, dated May 3, 2005 between Aircastle Advisor LLC and Jonathan M. Lang
10.14	Letter Agreement, dated March 8, 2006 between Aircastle Advisor LLC and Jonathan M. Lang
10.15	Credit Agreement, dated as of February 28, 2006, by and among Aircastle Investment Holdings 2 Limited, Aircastle Ireland No. 3 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as Borrowing Affiliates, JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc. and Citibank, N.A.

Exhibit No.	Description
10.16	Parent Guarantor Guaranty Agreement, dated as of February 28, 2006, by Aircastle Limited to JPMorgan Chase Bank, N.A.
10.17	364-Day Senior Secured Credit Agreement, dated as of October 25, 2005, by and among Aircastle Ireland No. 2 Limited, the borrowers party thereto, Citibank, N.A. and the other lenders party thereto from time to time
10.18	Subscription Agreement, dated as of April 28, 2006, between Aircastle Limited and Ueberroth Family Trust
10.19	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor LLC and FIT Aero Investments Limited
10.20	Remarketing, Administrative and Technical Services Letter, dated as of January 1, 2006 between Aircastle Advisor (Ireland) Limited and FIT Aero Investments Limited
10.21	Third Amended and Restated Credit Agreement, dated as of October 24, 2005, by and among Aircastle Investment Holdings Limited, Aircastle Ireland No. 1 Limited, certain Holding Subsidiary Trusts and Holdings SPCs designated as borrowing affiliates, ABH 12 Limited JPMorgan Chase Bank, N.A. and Bear Stearns Corporate Lending Inc.
10.22	First Amendment, dated as of November 7, 2005, to the Third Amended and Restated Credit Agreement
10.23	Second Amendment, dated as of February 24, 2006, to the Third Amended and Restated Credit Agreement
10.24	Third Amendment, dated as of April 28, 2006, to the Third Amended and Restated Credit Agreement
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2	Consent of Conyers Dill & Pearman*
24.1	Power of Attorney (included as part of the signature pages)

*	To be filed by amendment.